     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON Aug. 13, 2012

                                                                FILE NO. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [ ]

                         Post-Effective Amendment No. [ ]
                                   (File No.)

                                     and/or
       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [ ]

                              Amendment No. 66        [X]
                              (File No. 811-05213)
                        (Check appropriate box or boxes.)

                            Exact Name of Registrant:
                        RiverSource of New York Account 8
                   (previously IDS Life of New York Account 8)

                               Name of Depositor:
                   RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK

          Address of Depositor's Principal Executive Offices, Zip Code
               Depositor's Telephone Number, including Area Code:

                           20 Madison Avenue Extension
                                Albany, NY 12203
                                 (800) 541-2251

                     Name and Address of Agent for Service:

                               Dixie Carroll, Esq.
                        5229 Ameriprise Financial Center
                              Minneapolis, MN 55474

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

================================================================================

PART A: PROSPECTUS

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


PROSPECTUS


NOVEMBER XX, 2012


RIVERSOURCE(R)


VARIABLE UNIVERSAL LIFE 5
VARIABLE UNIVERSAL LIFE 5 - ESTATE SERIES


INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES

ISSUED BY:  RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK (RIVERSOURCE LIFE OF NY)

      20 Madison Avenue Extension
      Albany, NY 12203
      Telephone: 1-800-541-2251
      (Home Office)
      Website address: riversource.com/lifeinsurance
      RIVERSOURCE OF NEW YORK ACCOUNT 8


This prospectus contains information that you should know before investing in RiverSource Variable Universal Life 5 (VUL 5 - NY) or RiverSource Variable Universal Life 5 - Estate Series (VUL 5 ES - NY). VUL 5 ES - NY is a life insurance policy with an initial specified amount of $1,000,000 or more. We reserve the right to offer the Estate Series at a lower specified amount on a promotional basis and/or to certain groups of individuals such as current or retired employees and financial advisors of Ameriprise Financial, Inc. or its subsidiaries, and their spouses or domestic partners, where such promotion or group offering is expected to result in overall cost reductions to RiverSource Life of NY.



All other policies are VUL 5 - NY policies. The information in this prospectus applies to both VUL 5 ES - NY and VUL 5 - NY unless stated otherwise.


The purpose of each policy is to provide life insurance protection on the life of the insured and to potentially build policy value. Each policy is a long-term investment that provides a death benefit that we pay to the beneficiary upon the insured's death. You may direct your net premiums or transfers to:

-     A fixed account to which we credit interest.

-     Subaccounts that invest in underlying funds.

Prospectuses are available for the funds that are investment options under these policies. Please read all prospectuses carefully and keep them for future reference.

This prospectus provides a general description of the policy. Your actual policy and any riders or endorsements are the controlling documents.

RiverSource Life of NY has not authorized any person to give any information or to make any representations regarding the policy other than those contained in this prospectus or the fund prospectuses. Do not rely on any such information or representations.

PLEASE NOTE THAT YOUR INVESTMENTS IN A POLICY AND ITS UNDERLYING FUNDS:

-     Are NOT deposits or obligations of a bank or financial institution;

- Are NOT insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency; and

- Are subject to risks including loss of the amount you invested and the policy ending without value.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS


FEE TABLES............................................
  Transaction Fees....................................
  Charges Other than Fund Operating Expenses..........
  Annual Operating Expenses of the Funds..............
POLICY BENEFITS AND RISKS.............................
  Policy Benefits.....................................
  Policy Risks........................................
  Fund Risks..........................................
LOADS, FEES AND CHARGES...............................
  Premium Expense Charge..............................
  Monthly Deduction...................................
  Surrender Charge....................................
  Partial Surrender Charge............................
  Mortality and Expense Risk Charge...................
  Annual Operating Expenses of the Funds..............
  Effect of Loads, Fees and Charges...................
  Other Information on Charges........................
RIVERSOURCE LIFE OF NY................................
THE VARIABLE ACCOUNT AND THE FUNDS....................
  Relationship Between Funds and Subaccounts..........
  Substitution of Investments.........................
  Voting Rights.......................................
THE FIXED ACCOUNT.....................................
PURCHASING YOUR POLICY................................
  Application.........................................
  Premiums............................................
  Limitations on the Use of the Policy................
POLICY VALUE..........................................
  Fixed Account.......................................
  Subaccounts.........................................
KEEPING THE POLICY IN FORCE...........................
  Minimum Initial Premium Period......................
  No Lapse Guarantee..................................
  Grace Period........................................
  Reinstatement.......................................
  Exchange Right......................................
  Paid-Up Insurance Option............................
PROCEEDS PAYABLE UPON DEATH...........................
  Change in Death Benefit Option......................
  Changes in Specified Amount.........................
  Charitable Giving Benefit...........................
  Misstatement of Age or Sex..........................
  Suicide.............................................
  Beneficiary.........................................
TRANSFERS BETWEEN THE FIXED ACCOUNT AND SUBACCOUNTS...
  Restrictions on Transfers...........................
  Fixed Account Transfer Policies.....................
  Minimum Transfer Amounts............................
  Maximum Transfer Amounts............................
  Maximum Number of Transfers Per Year................
  Automated Transfers.................................

  Automated Dollar-Cost Averaging.....................
  Asset Rebalancing...................................
POLICY LOANS..........................................
  Minimum Loan Amounts................................
  Maximum Loan Amounts................................
  Allocation of Loans to Accounts.....................
  Repayments..........................................
  Overdue Interest....................................
  Effect of Policy Loans..............................
POLICY SURRENDERS.....................................
  Total Surrenders....................................
  Partial Surrenders..................................
TWO WAYS TO REQUEST A TRANSFER, LOAN OR SURRENDER.....
PAYMENT OF POLICY PROCEEDS............................
  Payment Options.....................................
  Deferral of Payments................................
FEDERAL TAXES.........................................
  RiverSource Life of NY's Tax Status.................
  Taxation of Policy Proceeds.........................
  Modified Endowment Contracts........................
  Other Tax Considerations............................
  Split Dollar Arrangements...........................
DISTRIBUTION OF THE POLICY............................
LEGAL PROCEEDINGS.....................................
POLICY ILLUSTRATIONS..................................
KEY TERMS.............................................
FINANCIAL STATEMENTS..................................

FEE TABLES


THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND SURRENDERING THE POLICY. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE POLICY OR SURRENDER THE POLICY.

TRANSACTION FEES


                                                                                              AMOUNT DEDUCTED
                                                                     ---------------------------------------------------------------
CHARGE                                 WHEN CHARGE IS DEDUCTED                 VUL 5 - NY                       VUL 5 ES - NY
---------------------------------   -------------------------------  ------------------------------  -------------------------------
PREMIUM EXPENSE CHARGE             When you pay premium.            4% of each premium payment.      4% of each premium payment.
SURRENDER CHARGE(a)                When you surrender your policy   Rate per $1,000 of initial       Rate per $1,000 of initial
                                   for its full cash surrender      specified amount:                specified amount:
                                   value, or the policy lapses,     MINIMUM: $11.93 -- Female,       MINIMUM: $11.93 -- Female,
                                   during the first ten years and   Standard Nontobacco, Age 0.      Standard Nontobacco, Age 0.
                                   for ten years after requesting   MAXIMUM: $47.50 -- Male,         MAXIMUM: $47.50 -- Male,
                                   an increase in the specified     Standard Nontobacco, Age 96.     Standard Nontobacco, Age 96.
                                   amount.                          REPRESENTATIVE INSURED:          REPRESENTATIVE INSURED:
                                                                    TO BE FILED BY AMENDMENT         TO BE FILED BY AMENDMENT

PARTIAL SURRENDER CHARGE           When you surrender part of the   The lesser of:                   The lesser of:
                                   value of your policy.            - $25; or                        - $25; or
                                                                    - 2% of the amount surrendered.  - 2% of the amount surrendered.

ACCELERATED BENEFIT RIDER FOR      Upon payment of Accelerated      $250                             $250
TERMINAL ILLNESS (ABRTI)           Benefit.
FEES FOR EXPRESS MAIL AND          When you take a loan or          - $30 -- United States.          - $30 -- United States.
ELECTRONIC FUND TRANSFERS OF LOAN  surrender and proceeds are sent  - $35 -- International.          - $35 -- International.
SURRENDER PROCEEDS                 by express mail or electronic
                                   fund transfer.






(a) This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life of NY at the address or telephone number shown on the first page of this prospectus.


THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY, NOT INCLUDING FUND FEES AND EXPENSES.

CHARGES OTHER THAN FUND OPERATING EXPENSES


                                                                                     AMOUNT DEDUCTED
                                                      ----------------------------------------------------------------------------
CHARGE                       WHEN CHARGE IS DEDUCTED               VUL 5 - NY                            VUL 5 ES - NY
---------------------------  -----------------------  -------------------------------------  -------------------------------------
COST OF INSURANCE CHARGE(a)  Monthly.                 Monthly rate per $1,000 of net amount  Monthly rate per $1,000 of net amount
                                                      at risk:                               at risk:
                                                      MINIMUM: $.015 -- Female, Standard     MINIMUM:
                                                      Nontobacco, Age 3: Duration 1.         $.015 -- Female, Standard Nontobacco,
                                                      MAXIMUM: $83.333 -- Male, Standard     Age 3: Duration 1.
                                                      Tobacco, Age 112. Duration 10.         MAXIMUM: $83.333 -- Male, Standard
                                                      REPRESENTATIVE INSURED:                Tobacco, Age 112. Duration 10.
                                                      TO BE FILED BY AMENDMENT               REPRESENTATIVE INSURED:
                                                                                             TO BE FILED BY AMENDMENT

POLICY FEE                   Monthly.                 GUARANTEED: $15.00 per month.          GUARANTEED: $15.00 per month.
                                                      CURRENT: $10.00 per month for initial  CURRENT: $7.50 per month.
                                                      specified amounts below $100,000; and
                                                      $7.50 per month for initial specified
                                                      amounts of $100,000 and above.

ADMINISTRATIVE CHARGE        Monthly.                 MINIMUM: $.063 -- Female, Standard     MINIMUM: $.063 -- Female, Standard
                                                      Nontobacco, Age 0.                     Nontobacco, Age 0.
                                                      MAXIMUM: $4.827 -- Male, Standard      MAXIMUM: $4.827 -- Male, Standard
                                                      Nontobacco, Age 96.                    Nontobacco, Age 96.
                                                      REPRESENTATIVE INSURED:                REPRESENTATIVE INSURED:
                                                      TO BE FILED BY AMENDMENT               TO BE FILED BY AMENDMENT


(a) This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life of NY at the address or telephone number shown on the first page of this prospectus.


                                                                                   AMOUNT DEDUCTED
                                                      ----------------------------------------------------------------------------
CHARGE                       WHEN CHARGE IS DEDUCTED             VUL 5 - NY                               VUL 5 ES - NY
---------------------------  -----------------------  -------------------------------------  -------------------------------------
MORTALITY AND EXPENSE        Daily.                   GUARANTEED: .60% of the average daily  GUARANTEED: .60% of the average daily
RISK CHARGE                                           net asset value of the subaccounts     net asset value of the subaccounts for
                                                      for all policy years.                  all policy years.
                                                      CURRENT:  .00%                         CURRENT: .00%
                                                                                             -
INTEREST RATE ON LOANS       Charged daily and due    GUARANTEED: 4% per year.               GUARANTEED: 4% per year.
                             at the end of the
                             policy year.             CURRENT:                               CURRENT:
                                                      - 4% for policy years 1-10;            - 4% for policy years 1-10;
                                                      - 2% for policy years 11+.             - 2% for policy years 11+.

INTEREST RATE ON PAYMENTS    Annually, payable at     GUARANTEED:
UNDER ACCELERATED BENEFIT    the end of each policy
RIDER FOR TERMINAL           year.
ILLNESS (ABRTI)                                       - As set forth in "Interest Rate on Loans", for that part of the accelerated benefit which does not exceed the policy value available for loan when an accelerated benefit is requested.

                                                      - For that part of an accelerated benefit which exceeds the policy value available for loan when the accelerated benefit is requested, the greater of the current yield on 90 day
                                                        Treasury bills, the current maximum statutory adjustable
                                                        policy loan interest rate expressed as an annual effective rate or the policy loan rate, if the policy has a loan
                                                        provision.

ACCIDENTAL DEATH BENEFIT     Monthly.                 Monthly rate per $1,000 of accidental  Monthly rate per $1,000 of
RIDER (ADB)(a)                                        death benefit amount:                  accidental death benefit amount:
                                                      MINIMUM: $.04 -- Female, Age 5.        MINIMUM: $.04 -- Female, Age 5.
                                                      MAXIMUM: $.16 -- Male, Age 69.         MAXIMUM: $.16 -- Male, Age 69.
                                                      REPRESENTATIVE INSURED:                REPRESENTATIVE INSURED:
                                                      TO BE FILED BY AMENDMENT               TO BE FILED BY AMENDMENT

AUTOMATIC INCREASE BENEFIT   No charge.               No charge for this rider, however,     No charge for this rider, however,
RIDER (AIBR)                                          the additional insurance added by the  the additional insurance added by
                                                      rider is subject to monthly cost of    the rider is subject to monthly cost
                                                      insurance charges.                     of insurance charges.


(a) This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life of NY at the address or telephone number shown on the first page of this prospectus.


                                                                                    AMOUNT DEDUCTED
                                                      ----------------------------------------------------------------------------
CHARGE                       WHEN CHARGE IS DEDUCTED              VUL 5 - NY                             VUL 5 ES - NY
---------------------------  -----------------------  -------------------------------------  -------------------------------------
                                                                                             3
CHILDREN'S INSURANCE RIDER   Monthly.                 Monthly rate per $1,000 of CIR         Monthly rate per $1,000 of CIR
(CIR)                                                 specified amount: $.58.                specified amount: $.58.

OVERLOAN PROTECTION          Upon exercise of the     Current charge is 3% of the policy     Current charge is 3% of the policy
BENEFIT (OPB)                Benefit.                 value.                                 value.

                                                                                    AMOUNT DEDUCTED
                                                      ----------------------------------------------------------------------------
            CHARGE           WHEN CHARGE IS DEDUCTED             VUL 5 - NY                              VUL 5 ES - NY
---------------------------  -----------------------  -------------------------------------  -------------------------------------
WAIVER OF MONTHLY DEDUCTION  Monthly.                 Monthly rate per $1,000 of net amount  Monthly rate per $1,000 of net amount
RIDER (WMD)(a)                                        risk.                                  risk.
                                                      MINIMUM: $.00692 -- Female,            MINIMUM: $.00692 -- Female,
                                                      Nontobacco, Age 20.                    Nontobacco, Age 20.
                                                      MAXIMUM: $.34212 -- Male Standard      MAXIMUM: $.34212 -- Male Standard
                                                      Tobacco, Age 59.                       Tobacco, Age 59.
                                                      REPRESENTATIVE INSURED:                REPRESENTATIVE INSURED:
                                                      TO BE FILED BY AMENDMENT.              TO BE FILED BY AMENDMENT.
WAIVER OF PREMIUM            Monthly.                 Monthly rate multiplied by the         Monthly rate multiplied by the greater
RIDER (WP)(a)                                         greater of the monthly-specified       of the monthly-specified premium
                                                      premium selected for the rider or the  selected for the rider or the monthly
                                                      monthly deduction for the policy and   deduction for the policy and any other
                                                      any other riders attached to the       riders attached to the policy.
                                                      policy.
                                                      MINIMUM: $.03206 -- Male,              MINIMUM: $.03206 -- Male, Nontobacco,
                                                      Nontobacco, Age 20.                    Age 20.
                                                      MAXIMUM: $.40219 -- Female, Standard   MAXIMUM: $.40219 -- Female, Standard
                                                      Tobacco, Age 59.                       Tobacco, Age 59.

                                                      REPRESENTATIVE INSURED:                TO REPRESENTATIVE INSURED: TO
                                                      BE FILED BY AMENDMENT.                 BE FILED BY AMENDMENT.


(a) This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life of NY at the address or telephone number shown on the first page of this prospectus.

                                                                                      AMOUNT DEDUCTED
                                                       ---------------------------------------------------------------------------
          CHARGE              WHEN CHARGE IS DEDUCTED                VUL 5 - NY                           VUL 5 ES - NY
----------------------------  -----------------------  ------------------------------------  -------------------------------------
ADVANCESOURCE(R) ACCELERATED  Monthly (while the       Monthly rate per $1,000 of the rider  Monthly rate per $1,000 of the rider
BENEFIT RIDER FOR CHRONIC     rider is in effect).     specified amount:                     specified amount:
ILLNESS (ASR)(a)(b)(c)
                                                       MINIMUM: 0.0025, Male, Age 20, Super  MINIMUM: 0.0025, Male, Age 20, Super
                                                       Preferred Non-Tobacco, Duration 1,    Preferred Non-Tobacco, Duration 1,
                                                       1% Monthly Benefit Percent.           1% Monthly Benefit Percent.
                                                       MAXIMUM: 26.85, Female, Age 20,       MAXIMUM: 26.85, Female, Age 20,
                                                       Standard Tobacco, Duration 80, 3%     Standard Tobacco, Duration 80, 3%
                                                       Monthly Benefit Percent.              Monthly Benefit Percent.
                                                       REPRESENTATIVE INSURED:               REPRESENTATIVE INSURED:
                                                       TO BE FILED BY AMENDMENT.             TO BE FILED BY AMENDMENT.


(a) This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life of NY at the address or telephone number shown on the first page of this prospectus.


(b) The monthly cost of insurance rate is based on the accelerated benefit insured's sex, risk class, issue age, duration and the monthly benefit percent shown in the "Policy Data" section of the policy. The cost of insurance rates for this rider will not exceed the guaranteed maximum monthly cost of insurance rates for this rider shown in the "Policy Data" section of the policy.



(c) This rider is only available for policies purchased under the Option 1 death benefit.


ANNUAL OPERATING EXPENSES OF THE FUNDS

THE NEXT TWO TABLES DESCRIBE THE OPERATING EXPENSES OF THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY. THESE OPERATING EXPENSES ARE FOR THE FISCAL YEAR ENDED DEC. 31, 2011, UNLESS OTHERWISE NOTED. THE FIRST TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS. THE SECOND TABLE SHOWS THE TOTAL ANNUAL OPERATING EXPENSES CHARGED BY EACH FUND. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

MINIMUM AND MAXIMUM TOTAL ANNUAL OPERATING EXPENSES FOR THE FUNDS(a) (Including management fee, distribution and/or service (12b-1) fees and other expenses)


                                                                     MINIMUM    MAXIMUM
                                                                     -------    -------
Total expenses before fee waivers and/or expense reimbursements        0.50%     2.16%


(a) Each fund deducts management fees and other expenses from fund assets. Fund assets include amounts you allocate to a particular fund. Funds may also charge 12b-1 fees that are used to finance any activity that is primarily intended to result in the sale of fund shares. Because 12b-1 fees are paid out of fund assets on an on-going basis, you may pay more if you select subaccounts investing in funds that have adopted 12b-1 plans than if you select subaccounts investing in funds that have not adopted 12b-1 plans. The fund or the fund's affiliates may pay us and/or our affiliates for promoting and supporting the offer, sale and servicing of fund shares. In addition, the fund's distributor and/or investment adviser, transfer agent or their affiliates may pay us and/or our affiliates for various services we or our affiliates provide. The amount of these payments will vary by fund and may be significant. See "The Variable Account and the Funds" for additional information, including potential conflicts of interest these payments may create. For a more complete description of each fund's fees and expenses and important disclosure regarding payments the fund and/or its affiliates make, please review the fund's prospectus and Statement of Additional Information
      (SAI).

TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND*

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)


                                                                                                        ACQUIRED    GROSS
                                                                                                       FUND FEES    TOTAL
                                                                         MANAGEMENT  12b-1    OTHER       AND       ANNUAL
FUND NAME                                                                   FEES      FEES   EXPENSES  EXPENSES**  EXPENSES
-----------------------------------------------------------------------  ----------  ------  --------  ----------  --------
AllianceBernstein VPS Large Cap Growth Portfolio (Class B)                 0.75%      0.25%    0.09%       --%        1.09%
American Century VP Value, Class II                                        0.88       0.25       --        --         1.13
BlackRock Global Allocation V.I. Fund (Class III)                          0.64       0.25     0.26      0.02         1.17 (1)
Columbia Variable Portfolio - Balanced Fund (Class 3)                      0.64       0.13     0.16        --         0.93 (2)
Columbia Variable Portfolio - Cash Management Fund (Class 2)               0.33       0.25     0.14        --         0.72 (2)
Columbia Variable Portfolio - Diversified Bond Fund (Class 2)              0.41       0.25     0.13        --         0.79
Columbia Variable Portfolio - Dividend Opportunity Fund (Class 2)          0.66       0.25     0.16      0.01         1.08
Columbia Variable Portfolio - Emerging Markets Fund (Class 2)              1.07       0.25     0.25        --         1.57 (2)
Columbia Variable Portfolio - Global Bond Fund (Class 2)                   0.55       0.25     0.16        --         0.96
Columbia Variable Portfolio - Global Inflation Protected Securities
Fund (Class 2)                                                             0.42       0.25     0.14        --         0.81
Columbia Variable Portfolio - High Income Fund (Class 2)                   0.63       0.25     0.15        --         1.03 (2), (3)
Columbia Variable Portfolio - High Yield Bond Fund (Class 2)               0.58       0.25     0.17        --         1.00 (2)
Columbia Variable Portfolio - Income Opportunities Fund (Class 2)          0.57       0.25     0.14        --         0.96
Columbia Variable Portfolio - International Opportunity Fund (Class 2)     0.79       0.25     0.21        --         1.25
Columbia Variable Portfolio - Large Cap Growth Fund (Class 2)              0.71       0.25     0.17        --         1.13 (2)
Columbia Variable Portfolio - Large Core Quantitative Fund (Class 2)       0.66       0.25     0.16      0.01         1.08
Columbia Variable Portfolio - Limited Duration Credit Fund (Class 2)       0.46       0.25     0.13        --         0.84 (2)
Columbia Variable Portfolio - Marsico International Opportunities
Fund (Class 2)                                                             1.02       0.25     0.20        --         1.47 (2), (3)
Columbia Variable Portfolio - Mid Cap Growth Opportunity Fund (Class 2)    0.76       0.25     0.17        --         1.18 (2)
Columbia Variable Portfolio - Mid Cap Value Opportunity Fund (Class 2)     0.74       0.25     0.14        --         1.13
Columbia Variable Portfolio - S&P 500 Index Fund (Class 3)                 0.10       0.13     0.27        --         0.50
Columbia Variable Portfolio - Select Large-Cap Value Fund (Class 2)        0.71       0.25     0.26        --         1.22 (2)
Columbia Variable Portfolio - Select Smaller-Cap Value Fund (Class 2)      0.79       0.25     0.19        --         1.23 (2)
Columbia Variable Portfolio - Short Duration U.S. Government Fund
(Class 2)                                                                  0.36       0.25     0.15        --         0.76
Columbia Variable Portfolio - Strategic Income Fund (Class 2)              0.60       0.25     0.07        --         0.92 (4)
DWS Alternative Asset Allocation  VIP, Class B                             0.27       0.25     0.34      1.30         2.16 (5)
Fidelity(R) VIP Contrafund(R) Portfolio Service Class 2                    0.56       0.25     0.09        --         0.90
Fidelity(R) VIP Mid Cap Portfolio Service Class 2                          0.56       0.25     0.10        --         0.91
FTVIPT Franklin Small Cap Value Securities Fund - Class 2                  0.50       0.25     0.16      0.01         0.92
FTVIPT Mutual Shares Securities Fund - Class 2                             0.60       0.25     0.13        --         0.98
Janus Aspen Series Janus Portfolio: Service Shares                         0.56       0.25     0.07        --         0.88

Janus Aspen Series Moderate Allocation Portfolio: Service Shares           0.05       0.25     0.47      0.73         1.50 (6)
MFS(R) Utilities Series -- Service Class                                   0.73       0.25     0.08        --         1.06
Morgan Stanley UIF Mid Cap Growth Portfolio, Class II Shares               0.75       0.35     0.30        --         1.40 (7)
Neuberger Berman Advisers Management Trust Socially Responsive
Portfolio (Class S)                                                        0.85       0.25     0.21        --         1.31 (8)
Oppenheimer Global Securities Fund/VA, Service Shares                      0.63       0.25     0.13        --         1.01
Oppenheimer Main Street Small- & Mid-Cap Fund(R)/VA, Service Shares        0.69       0.25     0.14        --         1.08 (9)
PIMCO VIT All Asset Portfolio, Advisor Share Class                         0.43       0.25       --      0.74         1.42 (10)
PIMCO VIT Global Multi-Asset Portfolio, Advisor Class                      0.95       0.25       --      0.51         1.71 (11)
Variable Portfolio - Aggressive Portfolio (Class 2)                          --       0.25     0.02      0.79         1.06
Variable Portfolio - American Century Diversified Bond Fund (Class 2)      0.46       0.25     0.13        --         0.84
Variable Portfolio - American Century Growth Fund (Class 2)                0.63       0.25     0.12        --         1.00
Variable Portfolio - Columbia Wanger International Equities Fund
(Class 2)                                                                  0.92       0.25     0.21        --         1.38 (12)
Variable Portfolio - Columbia Wanger U.S. Equities Fund (Class 2)          0.86       0.25     0.14        --         1.25 (12)
Variable Portfolio - Conservative Portfolio (Class 2)                        --       0.25     0.02      0.61         0.88
Variable Portfolio - Davis New York Venture Fund (Class 2)                 0.71       0.25     0.13        --         1.09 (12)
Variable Portfolio - DFA International Value Fund (Class 2)                0.84       0.25     0.17        --         1.26 (12)
Variable Portfolio - Eaton Vance Floating-Rate Income Fund (Class 2)       0.63       0.25     0.16        --         1.04 (12)
Variable Portfolio - Goldman Sachs Mid Cap Value Fund (Class 2)            0.77       0.25     0.13        --         1.15 (12)
Variable Portfolio - Invesco International Growth Fund (Class 2)           0.83       0.25     0.16        --         1.24
Variable Portfolio - J.P. Morgan Core Bond Fund (Class 2)                  0.47       0.25     0.13        --         0.85
Variable Portfolio - Jennison Mid Cap Growth Fund (Class 2)                0.75       0.25     0.13        --         1.13 (12)
Variable Portfolio - Marsico Growth Fund (Class 2)                         0.63       0.25     0.13        --         1.01 (12)
Variable Portfolio - MFS Value Fund (Class 2)                              0.63       0.25     0.12        --         1.00
Variable Portfolio - Moderate Portfolio (Class 2)                            --       0.25     0.02      0.71         0.98
Variable Portfolio - Moderately Aggressive Portfolio (Class 2)               --       0.25     0.02      0.75         1.02
Variable Portfolio - Moderately Conservative Portfolio (Class 2)             --       0.25     0.02      0.66         0.93
Variable Portfolio - Morgan Stanley Global Real Estate Fund (Class 2)      0.85       0.25     0.16        --         1.26 (12)
Variable Portfolio - NFJ Dividend Value Fund (Class 2)                     0.63       0.25     0.12        --         1.00
Variable Portfolio - Nuveen Winslow Large Cap Growth Fund (Class 2)        0.63       0.25     0.12        --         1.00
Variable Portfolio - Partners Small Cap Growth Fund (Class 2)              0.87       0.25     0.16        --         1.28 (12)
Variable Portfolio - Partners Small Cap Value Fund (Class 2)               0.91       0.25     0.15      0.02         1.33 (12)
Variable Portfolio - PIMCO Mortgage-Backed Securities Fund (Class 2)       0.48       0.25     0.15        --         0.88
Variable Portfolio - Pyramis(R) International Equity Fund (Class 2)        0.85       0.25     0.17        --         1.27 (12)
Variable Portfolio - Wells Fargo Short Duration Government Fund
(Class 2)                                                                  0.47       0.25     0.13        --         0.85
Wells Fargo Advantage VT Opportunity Fund - Class 2                        0.65       0.25     0.17        --         1.07 (13)
Wells Fargo Advantage VT Small Cap Growth Fund - Class 2                   0.75       0.25     0.20      0.01         1.21



* The Funds provided the information on their expenses and we have not independently verified the information.

** Includes fees and expenses incurred indirectly by the Fund as a result of its investment in other investment companies (also referred to as acquired funds).



(1) Other expenses have been restated to reflect current fees. The sub-adviser has voluntarily agreed to waive 0.14% of the sub-advisory fee and such voluntary waiver can be reduced or discontinued at any time at the sole and exclusive discretion of the sub-adviser. After fee waivers, net expenses would be 1.03%.



(2) Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive and/or to reimburse expenses (excluding certain fees and expenses, such as transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and extraordinary expenses) until April 30, 2013, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Under this agreement, the Fund's net operating expenses, subject to applicable exclusions, will not exceed the annual rate of 0.79% for Columbia Variable Portfolio - Balanced Fund (Class 3), 0.71% for Columbia Variable
      Portfolio - Cash Management Fund (Class 2), 1.51% for Columbia Variable Portfolio - Emerging Markets Fund (Class 2), 0.97% for Columbia Variable Portfolio - High Income Fund (Class 2), 0.97% for Columbia Variable Portfolio - High Yield Bond Fund (Class 2), 1.04% for Columbia Variable Portfolio - Large Cap Growth Fund (Class 2), 0.78% for Columbia Variable Portfolio - Limited Duration Credit Fund (Class 2), 1.45% for Columbia Variable Portfolio - Marsico International Opportunities Fund (Class 2), 1.13% for Columbia Variable Portfolio - Mid Cap Growth Opportunity Fund (Class 2), 1.05% for Columbia Variable Portfolio - Select Large-Cap Value Fund (Class 2) and 1.18% for Columbia Variable Portfolio - Select Smaller-Cap Value Fund (Class 2).



(3) Other expenses have been restated to reflect contractual changes to certain other fees.



(4) Management fees have been restated to reflect contractual changes to the investment advisory and/or administration fee rates. Other expenses have been restated to reflect contractual changes to certain fees paid by the Fund.



(5) Through September 30, 2012, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses of the portfolio to the extent necessary to maintain the portfolio's total annual operating expenses at 0.57%, excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest expense and acquired funds (underlying funds) fees and expenses (estimated at 1.30%). Effective October 1, 2012 through April 30, 2013, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses of the portfolio to the extent necessary to maintain the portfolio's total annual operating expenses at ratios no higher than 0.62%, excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest expense and acquired funds (underlying funds) fees and expenses (estimated at 1.30%). These agreements may only be terminated with the consent of the fund's Board.



(6) Janus Capital has contractually agreed to waive the Portfolio's total annual fund operating expenses (excluding any applicable performance adjustments to management fees, the distribution and shareholder servicing fees, brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses and extraordinary expenses) to a certain limit until at least May 1, 2013. The contractual waiver may be terminated or modified at any time prior to this date only at the discretion of the Board of Trustee. After fee waivers, net expenses would be 1.37%.



(7) The Portfolios' Adviser, Morgan Stanley Investment Management Inc., has agreed to reduce its advisory fee and/or reimburse each Portfolio so that total annual portfolio operating expenses, excluding certain investment related expenses (such as foreign country tax expense and interest expense on amounts borrowed) (but including any 12b-1 fee paid to each Portfolios Distributor, Morgan Stanley Distribution, Inc.), will not exceed 1.15%. The fee waivers and/or expense reimbursements will continue for at least one year or until such time as the Fund's Board of Directors acts to discontinue all or a portion of such waivers and/or reimbursements when it deems that such action is appropriate.



(8) Neuberger Berman Management LLC ("NBM") has undertaken through Dec. 31, 2014, to waive fees and/or reimburse certain operating expenses, including the compensation of NBM and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1.17% of the average daily net asset value. The expense limitation arrangement for the Portfolio's are contractual and any excess expenses can be repaid to NBM within three years of the year incurred, provided such recoupment would not cause the Portfolio to exceed its respective limitation.



(9) The Manager has voluntarily agreed to limit the Fund's total annual operating expenses so that those expenses, as percentages of daily net assets, will not exceed the annual rate of 1.05%.



(10) PIMCO has contractually agreed, through May 1, 2013, to reduce its advisory fee to the extent that the Underlying PIMCO Fund Expenses attributable to advisory and supervisory and administrative fees exceed 0.64% of the total assets invested in Underlying PIMCO Funds. PIMCO may recoup these waivers in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. The fee reduction is implemented based on a calculation of Underlying PIMCO Fund Expenses attributable to advisory and supervisory and administrative fees that is different from the calculation of Acquired fund fees and expenses listed in the table above. After fee waivers, net expenses would be 1.345%.

(11) PIMCO has contractually agreed, through May 1, 2013, to waive, first, the advisory fee and, second, the supervisory and administrative fee it receives from the Portfolio in an amount equal to the expenses attributable to the Management Fees of Underlying PIMCO Funds indirectly incurred by the Portfolio in connection with its investments in Underlying PIMCO Funds, to the extent the Portfolio's Management Fees are greater than or equal to the Management Fees of the Underlying PIMCO Funds. This waiver renews annually for a full year unless terminated by PIMCO upon at least 30 days' notice prior to the end of the contract term. In addition, PIMCO has contractually agreed to waive the Portfolio's advisory fee and the supervisory and administrative fee in an amount equal to the management fee and administrative services fee, respectively, paid by the PIMCO Cayman Commodity Portfolio II Ltd. (the "GMA Subsidiary") to PIMCO. The GMA Subsidiary pays PIMCO a management fee and an administrative services fee at the annual rates of 0.49% and 0.20%, respectively, of its net assets. This waiver may not be terminated by PIMCO and will remain in effect for as long as PIMCO's contract with the GMA Subsidiary is in place. After fee waivers, net expenses would be 1.25%.



(12) Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive and/or to reimburse expenses (excluding certain fees and expenses, such as transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and extraordinary expenses) until April 30, 2013, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Under this agreement, the Fund's net operating expenses, subject to applicable exclusions, will not exceed the annual rate of 1.25% for Variable Portfolio - Columbia Wanger International Equities Fund (Class 2), 1.21% for Variable Portfolio - Columbia Wanger U.S. Equities Fund (Class 2), 1.03% for Variable Portfolio - Davis New York Venture Fund (Class 2), 1.16% for Variable Portfolio - DFA International Value Fund (Class 2), 0.97% for Variable Portfolio - Eaton Vance Floating-Rate Income Fund (Class 2), 1.11% for Variable Portfolio - Goldman Sachs Mid Cap Value
      Fund (Class 2), 1.07% for Variable Portfolio - Jennison Mid Cap Growth Fund (Class 2), 0.97% for Variable Portfolio - Marsico Growth Fund (Class
      2), 1.14% for Variable Portfolio - Morgan Stanley Global Real Estate Fund (Class 2), 1.22% for Variable Portfolio - Partners Small Cap Growth Fund (Class 2), 1.16% for Variable Portfolio - Partners Small Cap Value Fund (Class 2) and 1.25% for Variable Portfolio - Pyramis(R) International Equity Fund (Class 2).



(13) Expenses have been adjusted from amounts incurred during the Fund's most recent fiscal year to reflect current fees and expenses. The Adviser has committed through July 18, 2013 to waive fees and/or reimburse expenses to the extent necessary to cap the Fund's total annual fund operating expenses after fee waiver, excluding certain expenses, at 1.00%. After this time, such cap may be changed or the commitment to maintain the cap may be terminated only with the approval of the Board of Trustees.

POLICY BENEFITS AND RISKS

This summary describes the policy's important benefits and risks. The sections in the prospectus following this summary discuss the policy's benefits, risks and other provisions in more detail. For your convenience, we have defined certain words and phrases used in this prospectus in the "Key Terms" section.

POLICY BENEFITS


   POLICY BENEFIT                 WHAT IT MEANS                               HOW IT WORKS
---------------------   -----------------------------------   -----------------------------------------------
DEATH BENEFIT           We will pay a benefit to the          The amount payable is the death benefit
                        beneficiary of the policy when the    amount minus any indebtedness as of the death
                        insured dies. Before the insured's    benefit valuation date. You may choose either
                        attained insurance age 120, your      of the following death benefit options:
                        policy's death benefit can never be
                        less than the specified amount        OPTION 1 (LEVEL AMOUNT): If death is prior to
                        unless you change that                the insured's attained insurance age 120, the
                                                              death benefit amount is

                        amount or your policy has             the greater of the following as determined on
                        outstanding indebtedness.             the death benefit valuation date:

                                                              - the specified amount; or

                                                              - a percentage of the policy value.

                                                              OPTION 2 (VARIABLE AMOUNT): If death is prior
                                                              to the insured's attained insurance age 120,
                                                              the death benefit amount is the greater of
                                                              the following as determined on the death
                                                              benefit valuation date:

                                                              - the policy value plus the specified amount;
                                                                or

                                                              - the percentage of the policy value.

                                                              You may change the death benefit option or
                                                              specified amount within certain limits, but
                                                              doing so generally will affect policy
                                                              charges. We reserve the right to limit any
                                                              decrease to the extent necessary to qualify
                                                              the policy as life insurance under the
                                                              Internal Revenue Code of 1986, as amended
                                                              (Code).

                                                              UNDER BOTH OPTION 1 AND OPTION 2, IF DEATH IS
                                                              ON OR AFTER THE INSURED'S ATTAINED INSURANCE
                                                              AGE 120,

                                                              THE DEATH BENEFIT AMOUNT WILL BE THE GREATER
                                                              OF:

                                                              - the policy value on the death benefit
                                                                valuation date; or

                                                              - the policy value at the insured's attained
                                                              insurance age 120 minus any indebtedness.

CHARITABLE GIVING       For VUL 5 ES - NY only, you may       You may designate the charitable beneficiary
BENEFIT                 name an organization described in     at any time and change the charitable
                        Section 170(c) of the Code to         beneficiary once each policy year by written
                        receive an amount equal to 1% of      request. There is no additional charge for
                        the policy's proceeds payable upon    the charitable giving benefit. RiverSource
                        death up to a maximum of $100,000.    Life of NY pays the charitable giving benefit
                        Proceeds payable upon death do not    from its assets; it is not deducted from the
                        include amounts paid under any        policy proceeds and it is not paid by the
                        optional insurance benefits           insured. The payment of premiums into a life
                        described below.                      insurance policy is generally not income tax
                                                              deductible. In addition, you will not receive
                                                              a tax deduction for the charitable giving
                                                              benefit we pay. As with all tax matters, you
                                                              should consult a tax advisor.

MINIMUM INITIAL         Your policy will not lapse (end       MINIMUM INITIAL PREMIUM PERIOD: A period of
PREMIUM PERIOD AND NO   without value) if the minimum         the first five policy years during which you
LAPSE GUARANTEE (NLG)   initial premium period or the NLG     may choose to pay the minimum initial premium
                        option is in effect, even if the      as long as the policy value minus
                        cash surrender value is less than     indebtedness equals or exceeds the monthly
                        the amount needed to pay the          deduction.
                        monthly deduction.

                                                              NO LAPSE GUARANTEE: Each policy has the
                                                              following NLG option, which remains in effect
                                                              if you meet certain premium requirements and
                                                              indebtedness does not exceed the policy value
                                                              minus surrender charges:

                                                              - NO LAPSE GUARANTEE TO AGE 75 (NLG-75)
                                                                guarantees the policy will not lapse before
                                                                the insured's attained insurance age 75 (or
                                                                10 years, if later).

FLEXIBLE PREMIUMS       You choose when to pay premiums and   When you apply for your policy, you state how
                        how much premium to pay.              much you intend to pay and whether you will
                                                              pay quarterly, semiannually or annually. You
                                                              may also make additional, unscheduled premium
                                                              payments subject to certain limits. You
                                                              cannot make premium payments on or after the
                                                              insured's attained insurance age 120. We
                                                              reserve the right to refuse premiums to the
                                                              extent necessary to qualify the policy as
                                                              life insurance under the Code. Although you
                                                              have flexibility in paying premiums, the
                                                              amount and frequency of your payments will
                                                              affect the policy value, cash surrender value
                                                              and the length of time your policy will
                                                              remain in force as well as affect whether the
                                                              NLG option remains in effect.

RIGHT TO EXAMINE YOUR   You may return your policy for any    You may mail or deliver the policy to our
POLICY ("FREE LOOK")    reason and receive a full refund of   home office or to your sales representative
                        all premiums paid.                    with a written request for cancellation by
                                                              the 10th day after you receive it. (If the
                                                              policy is intended to replace an existing
                                                              policy, your right to examine is extended to
                                                              60 days.)  On the date your request is
                                                              postmarked or received, the policy will
                                                              immediately be considered void from the
                                                              start.

                                                              Under our current administrative practice,
                                                              your request to cancel the policy under the
                                                              "Free Look" provision will be honored if
                                                              received at our home office within 30 days
                                                              from the latest of the following dates:

                                                              - The date we mail the policy from our
                                                                office.

                                                              - The policy date (only if the policy is
                                                                issued in force).

                                                              - The date your sales representative delivers
                                                                the policy to you as evidenced by our
                                                                policy delivery receipt, which you must
                                                                sign and date. We reserve the right to
                                                                change or discontinue this administrative
                                                                practice at any time.

EXCHANGE RIGHT          For 18 months after the policy is     Because the policy itself offers a fixed
                        issued, you can exchange it for one   return option, all you need to do is transfer
                        that provides benefits that do not    all of the policy value in the subaccounts to
                        vary with the investment return of    the fixed account. This exchange does not
                        the subaccounts.                      require our underwriting approval. We do not
                                                              issue a new policy.

INVESTMENT CHOICES      You may direct your net premiums or
                        transfer your policy's value to:

                        - THE VARIABLE ACCOUNT which          - UNDER THE VARIABLE ACCOUNT your policy's
                          consists of subaccounts, each of      value may increase or decrease daily,
                          which invests in a fund with a        depending on the investment return. No
                          particular investment objective;      minimum amount is guaranteed.
                          or

                        - THE FIXED ACCOUNT which is our      - THE FIXED ACCOUNT earns interest rates that
                          general investment account.           we adjust periodically. This rate will
                                                                never be lower than 2%.

SURRENDERS              You may cancel the policy while it    The cash surrender value is the policy value
                        is in force and receive its cash      minus indebtedness minus any applicable
                        surrender value or take a partial     surrender charges. Partial surrenders are
                        surrender out of your policy.         available within certain limits for a fee.

LOANS                   You may borrow against your           Your policy secures the loan.
                        policy's cash surrender value.

TRANSFERS               You may transfer your policy's        You may transfer policy value from one
                        value.                                subaccount to another or between subaccounts
                                                              and the fixed account. You can also arrange
                                                              for automated transfers among the fixed account
                                                              and subaccounts. Certain restrictions may apply.

OPTIONAL INSURANCE      You may add optional benefits to      AVAILABLE RIDERS YOU MAY ADD:
BENEFITS                your policy at an additional cost,
                        in the form of riders (if you meet    - ACCELERATED BENEFIT RIDER FOR TERMINAL
                        certain requirements). The amounts      ILLNESS (ABRTI): If the insured is
                        of these benefits do not vary with      terminally ill and death is expected to
                        investment experience of the            occur within twelve months, the rider
                        variable account. Certain               provides that you can withdraw a portion of
                        restrictions and conditions apply       the death benefit prior to death.
                        and are clearly described in the
                        applicable rider.                     - ACCIDENTAL DEATH BENEFIT RIDER (ADB): ADB
                                                                provides an additional death benefit if the
                                                                insured's death is caused by accidental
                                                                injury.

                                                              - AUTOMATIC INCREASE BENEFIT RIDER (AIBR):
                                                                AIBR provides an increase in the specified
                                                                amount at a designated percentage on each
                                                                policy anniversary until the earliest of
                                                                the insured's attained insurance age 65 or
                                                                the occurrence of certain other events, as
                                                                described in the rider.

                                                              - CHILDREN'S INSURANCE RIDER (CIR): CIR
                                                                provides level term coverage on each
                                                                eligible child.

                                                              - OVERLOAN PROTECTION BENEFIT (OPB): Protects
                                                                the policy from lapsing as a result of the
                                                                loan balance exceeding the policy value.

                                                              - WAIVER OF MONTHLY DEDUCTION RIDER (WMD):
                                                                Under WMD, we will waive the monthly
                                                                deduction if the insured becomes totally
                                                                disabled before attained insurance age 60.

                                                                In addition:

                                                                  - If total disability begins on or after
                                                                    attained insurance age 60 but before
                                                                    attained insurance age 65, the monthly
                                                                    deduction will be waived only for a
                                                                    limited period of time; and

                                                                  - WMD also includes a waiver for
                                                                    involuntary unemployment benefit where
                                                                    monthly deductions may be waived up to
                                                                    12 months. Ask your sales
                                                                    representative about the terms of the
                                                                    WMD.

                                                              - WAIVER OF PREMIUM RIDER (WP): If the
                                                                insured becomes totally disabled before
                                                                attained insurance age 60, prior to
                                                                attained insurance age 65 we will add the
                                                                monthly-specified premium shown in the
                                                                policy to the policy value, or waive the
                                                                monthly deduction if higher. On and after
                                                                attained insurance age 65, the monthly
                                                                deduction will be waived. If total
                                                                disability begins on or after attained
                                                                insurance age 60 but before attained
                                                                insurance age 65, the addition of the
                                                                monthly deduction will be for a limited
                                                                period of time. WP also includes a waiver
                                                                for involuntary unemployment benefit where
                                                                monthly deductions may be waived up to 12
                                                                months.

                                                              - ADVANCESOURCE ACCELERATED BENEFIT RIDER FOR
                                                                CHRONIC ILLNESS (ASR): ASR provides a rider
                                                                payment to the owner, as an acceleration of
                                                                the policy's death benefit, if the
                                                                accelerated benefit insured becomes a
                                                                chronically ill individual who receives
                                                                qualified long-term care

                                                                services. Please note the following about
                                                                the ASR:

                                                                  -  This rider is only available for
                                                                     policies purchased under the Option 1
                                                                     death benefit.

                                                                  -  At the request of the owner, the
                                                                     accelerated benefit under this rider
                                                                     will be paid each month, limited by
                                                                     the maximum monthly benefit, to the
                                                                     owner or to any individual authorized
                                                                     to act on behalf of the owner.

                                                                  -  These payments are subject to certain
                                                                     limitations and satisfaction of
                                                                     eligibility requirements which include
                                                                     the following: 1) A current written
                                                                     eligibility certification from a
                                                                     licensed health care practitioner that
                                                                     certifies the accelerated benefit
                                                                     insured is a chronically ill
                                                                     individual; and 2) Proof that the
                                                                     accelerated benefit insured received
                                                                     or is receiving qualified long-term
                                                                     care services pursuant to a plan of
                                                                     care; and 3) Proof that the
                                                                     elimination period has been satisfied;
                                                                     and 4) Written notice of claim and
                                                                     proof of loss, as described in the
                                                                     "Claim Provisions" section of the
                                                                     policy, in a form satisfactory to us.

                                                                  -  We will begin monthly benefit payments
                                                                     under this rider when the eligibility
                                                                     for the payment of benefits conditions
                                                                     is met and a claim for benefits has
                                                                     been approved by us. The ASR does not
                                                                     include inflation protection coverage
                                                                     and therefore the benefit level will
                                                                     not increase over time. Because the
                                                                     costs of long-term care services will
                                                                     likely increase over time, you should
                                                                     consider whether and how the benefits
                                                                     of the ASR may be adjusted.

                                                                  -  Monthly benefit payments paid will
                                                                     also change other values of the life
                                                                     insurance policy as provided in the
                                                                     rider such as policy value less
                                                                     indebtedness, surrender charges and
                                                                     monthly no-lapse guarantee premiums.

POLICY RISKS

         POLICY RISK                         WHAT IT MEANS                                 WHAT CAN HAPPEN
-----------------------------  ----------------------------------------  -------------------------------------------------
INVESTMENT RISK                You direct your net premiums or transfer  -  You can lose cash values due to adverse
                               your policy's value to a subaccount that     investment experience. No minimum amount is
                               drops in value.                              guaranteed under the subaccounts of the variable
                                                                            account.

                                                                         -  Your death benefit under Option 2 may be lower
                                                                            due to adverse investment experience.

                                                                         -  Your policy could lapse due to adverse
                                                                            investment experience if neither the minimum
                                                                            initial premium period nor the NLG is in effect
                                                                            and you do not pay the premiums needed to
                                                                            maintain coverage.

                               You transfer your policy's value between  -  The value of the subaccount from which you
                               subaccounts.                                 transferred could increase.

                                                                         -  The value of the subaccount to which you
                                                                            transferred could decrease.

RISK OF LIMITED POLICY VALUES  The policy is not suitable as a           -  If you are unable to afford the premiums needed
IN EARLY YEARS                 short-term investment.                       to keep the policy in force, your policy could
                                                                            lapse with no value.

                               Your policy has little or no cash         -  Surrender charges apply to this policy for the
                               surrender value in the early policy          first ten years. Surrender charges can
                               years.                                       significantly reduce policy values. Poor
                                                                            investment performance can also significantly
                                                                            reduce policy values. During early policy years
                                                                            the cash surrender value may be less than the
                                                                            premiums you pay for the policy.

                               Your ability to take partial surrenders   -  You cannot take partial surrenders during the
                               is limited.                                  first policy year.

LAPSE RISK                     You do not pay the premiums needed to     -  We will not pay a death benefit if your policy
                               maintain coverage.                           lapses.

                                                                         -  Also, the lapse may have adverse tax
                                                                            consequences. (See "Tax Risk.")

                               Your policy may lapse due to surrender    -  Surrender charges affect the surrender value,
                               charges.                                     which is a measure we use to determine whether
                                                                            your policy will enter a grace period (and
                                                                            possibly lapse, which may have adverse tax
                                                                            consequences). A partial surrender will reduce
                                                                            the policy value, will reduce the death benefit
                                                                            and may terminate the NLG.

                               You take a loan against your policy.      -  Taking a loan increases the risk of:

                                                                            -  policy lapse (which may have adverse tax
                                                                               consequences);

                                                                            -  a permanent reduction of policy value;

                                                                            -  reducing the death benefit.

                                                                         -  Taking a loan may also terminate the NLG.

                               Your policy can lapse due to poor         -  Your policy could lapse due to adverse
                               investment performance.                      investment experience if neither the minimum
                                                                            initial premium period nor the NLG is in effect
                                                                            and you do not pay the premiums needed to
                                                                            maintain coverage.

                                                                         -  The lapse may have adverse tax consequences.

EXCHANGE/REPLACEMENT RISK      You exchange or replace another policy    -  You may pay surrender charges on the old policy.
                               to buy this one.
                                                                         -  The new policy has surrender charges, which may
                                                                            extend beyond those in the old policy.

                                                                         -  You may be subject to new incontestability and
                                                                            suicide periods on the new policy.

                                                                         -  You may be in a higher insurance risk rating
                                                                            category in the new policy which may require
                                                                            higher premiums.

                                                                         -  If you drop the old policy and it is not part of
                                                                            an exchange under Section 1035 of the Code,
                                                                            there may be adverse tax consequences if the
                                                                            total policy value (before reductions for
                                                                            outstanding loans, if any) exceeds your
                                                                            investment in the old policy. (See "Tax Risk.")

                                                                         -  If you drop the old policy as part of an
                                                                            exchange under Section 1035 of the Code and
                                                                            there is a loan on the policy, there may be
                                                                            adverse tax consequences if the total policy
                                                                            value (before reductions for the outstanding
                                                                            loan) exceeds your investment in the old policy.
                                                                            (See "Tax Risk.")

                               You use cash values or dividends from     -  If you borrow from another policy to buy this
                               another policy to buy this one, without      one, the loan reduces the death benefit on the
                               fully surrendering the other policy.         other policy. If you fail to repay the loan and
                                                                            accrued interest, you could lose the other
                                                                            coverage and you may be subject to income tax if
                                                                            the policy lapses or is surrendered with a loan
                                                                            against it. You may have adverse tax
                                                                            consequences. (See "Tax Risk.")

                                                                         -  If you surrender cash value from another policy
                                                                            to buy this one, you could lose coverage on the
                                                                            other policy. Also, the surrender may be subject
                                                                            to federal and state income tax. You may have
                                                                            adverse tax consequences. (See "Tax Risk.")

TAX RISK                       A policy may be classified as a           -  Taxable earnings come out first on surrenders or
                               "modified endowment contract" (MEC) for      loans from a MEC policy or an assignment or
                               federal income tax purposes when issued.     pledge of a MEC policy. Federal income tax on
                               If a policy is not a MEC when issued,        these earnings will apply. State income taxes
                               certain changes you make to the policy       may also apply. If you are under age 59  1/2, a
                               may cause it to become a MEC.                10% penalty tax may also apply to these
                                                                            earnings. After the earnings are withdrawn, then
                                                                            the after-tax investment in the policy is paid
                                                                            out.

                               If your policy lapses or is fully         -  You will be taxed on any earnings in the policy.
                               surrendered with an outstanding policy       For non-MEC policies, this includes earnings
                               loan, you may experience a significant       included in the policy's cash surrender value
                               tax risk, especially if your policy is       and earnings previously taken via existing
                               not a MEC.                                   loans. It could be the case that a policy with a
                                                                            relatively small existing cash value could have
                                                                            significant as yet untaxed earnings that will be
                                                                            taxed upon lapse or surrender of the policy.

                                                                         -  For MEC policies, earnings are the remaining
                                                                            earnings in the policy, which could be a
                                                                            significant amount depending on the policy.

                                                                         -  If you drop the old policy as part of an
                                                                            exchange under Section 1035 of the Code and
                                                                            there is a loan on the policy, there may be
                                                                            adverse tax consequences if the total policy
                                                                            value (before reductions for the outstanding
                                                                            loan) exceeds your investment in the old policy.
                                                                            (See "Tax Risk.")

                               You may buy this policy to fund a         -  The tax-deferred accrual of cash values provided
                               tax-deferred retirement plan.                by the policy is unnecessary because tax
                                                                            deferral is provided by the tax-deferred
                                                                            retirement plan.

                               The investments in the subaccount are     -  If a policy fails to qualify as a life insurance
                               not adequately diversified.                  policy because it is not adequately diversified,
                                                                            the policyholder must include in gross income
                                                                            the "income on the contract" (as defined in
                                                                            Section 7702(g) of the Code).

                               Congress may change how life insurance    -  You could lose any or all of the specific
                               is taxed at any time.                        federal income tax attributes and benefits of a
                                                                            life insurance policy including tax-deferred
                               The interpretation of current tax law is     accrual of cash values and income tax free death
                               subject to change by the Internal            benefits. For non-MEC policies you could lose
                               Revenue Service (IRS) or the courts at       your ability to take non-taxable distributions
                               any time.                                    from the policy.

                                                                         -  Typically, changes of this type are prospective
                                                                            only, but some or all of the attributes could be
                                                                            affected.

                               The IRS may determine that you are the    -  You may be taxed on the income of each
                               owner of the fund shares held by our         subaccount to the extent of your interest in the
                               Variable Account.                            subaccount.

Variable life insurance is a complex vehicle that is subject to market risk, including the potential loss of principal invested. Before you invest, be sure to ask your sales representative about the policy's features, benefits, risks and fees, and whether it is appropriate for you based upon your financial situation and objectives. Your sales representative may or may not be authorized to offer you several different variable life insurance policies in addition to the policy described in this prospectus. Each policy has different features or benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the policy. The different features and benefits may include investment and fund manager options, variations in interest rate amounts and guarantees and surrender charge schedules. The fees and charges may also be different among the policies. Be sure to ask your sales representative about all the options that are available to you.

FUND RISKS

A comprehensive discussion of the risks of each portfolio in which the subaccounts invest may be found in each fund's prospectus. Please refer to the prospectuses for the funds for more information. THE INVESTMENT ADVISERS CANNOT GUARANTEE THAT THE FUNDS WILL MEET THEIR INVESTMENT OBJECTIVES.

LOADS, FEES AND CHARGES

Policy charges primarily compensate us for:

-    providing the insurance benefits of the policy;

-    issuing the policy;

-    administering the policy;

-    assuming certain risks in connection with the policy; and

-    distributing the policy.

We deduct some of these charges from your premium payments. We deduct others periodically from your policy value in the fixed account and/or subaccounts. We may also assess a charge if you surrender your policy or the policy lapses. We may profit from one or more of the charges we collect under the policy. We may use these profits for any corporate purpose.

PREMIUM EXPENSE CHARGE


We deduct this charge from each premium payment. We credit the amount remaining after the deduction, called the net premium, to the accounts you have selected. The premium expense charge is 4% of each premium payment. The premium expense charge, in part, compensates us for expenses associated with administering and distributing the policy, including agents' commissions, advertising and printing of prospectuses and sales literature. (The surrender charge, discussed under "Surrender Charge" below, also may partially compensate us for these expenses.) The premium expense charge also may compensate us for paying taxes imposed by the State of New York on premiums received by insurance companies.


MONTHLY DEDUCTION

On each monthly date we deduct from the value of your policy in the fixed account and/or subaccounts an amount equal to the sum of:

1.   the cost of insurance for the policy month;


2.   the policy fee shown in your policy;



3.   the monthly administrative charge;



4.   the monthly mortality and expense risk charge; and



5. charges for any optional insurance benefits provided by rider for the policy month.



We explain each of the five components below.


You specify, in your policy application, what percentage of the monthly deduction from 0% to 100% you want us to take from the fixed account and from each of the subaccounts. You may change these percentages for future monthly deductions by writing to us.

We will take monthly deductions from the fixed account and the subaccounts on a pro rata basis if:

- you do not specify the accounts from which you want us to take the monthly deduction; or

- the value in the fixed account or any subaccount is insufficient to pay the portion of the monthly deduction you have specified.


If the cash surrender value of your policy is not enough to cover the monthly deduction on a monthly anniversary, the policy may lapse. However, the policy will not lapse if the NLG is in effect or the Minimum Initial Premium Period is in effect and the premium payment requirements have been met. (See "No Lapse Guarantee," "Minimum Initial Premium Period," "Grace Period" and "Reinstatement" at the end of this section on policy costs.)


COMPONENTS OF THE MONTHLY DEDUCTION:

1. COST OF INSURANCE: primarily, this is the cost of providing the death benefit under your policy. It depends on:

     -    the amount of the death benefit;

     -    the policy value; and

     -    the statistical risk that the insured will die in a given period.

The cost of insurance for a policy month is calculated as: [a x (b - c)] + d where:

     "a" IS THE MONTHLY COST OF INSURANCE RATE based on the insured's insurance age, duration, sex (unless unisex rates are required by law), risk classification and election of WMD. Generally, the cost of insurance rate will increase as the insured's attained insurance age increases.

          We set the rates based on our expectations as to future mortality experience. Our current monthly cost of insurance rates are less than the maximum monthly cost of insurance rates guaranteed in the policy. We reserve the right to change rates from time to time; any change will apply to all individuals of the same rate classification. However, rates will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates shown in your policy. All rates are based on the 2001 Commissioners Standard Ordinary (CSO) Smoker and Nonsmoker Mortality Tables, Age Nearest Birthday.



     "b" IS THE DEATH BENEFIT on the monthly date divided by 1.0016515813 (which reduces our net amount at risk, solely for computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 2%).


     "c" IS THE POLICY VALUE on the monthly date. At this point, the policy value has been reduced by the policy fee and any charges for optional riders with the exception of the WMD as it applies to the base policy.

     "d" IS ANY FLAT EXTRA INSURANCE CHARGES we assess as a result of special underwriting considerations.


2. POLICY FEE: $10.00 per month for initial specified amounts below $100,000 and $7.50 per month for initial specified amounts of $100,000 and above. This charge primarily reimburses us for expenses associated with issuing the policy, such as processing the application (mostly underwriting) and setting up computer records; and associated with administering and distributing the policy, such as processing claims, maintaining records, making policy changes and communicating with owners. We reserve the right to change the charge in the future, but guarantee that it will never exceed $15.00 per month.



3. ADMINISTRATIVE CHARGE: charged each month prior to the insured's attained insurance age 120 anniversary. We reserve the right to change the administrative charge based on our expectations of future investment earnings, persistency, expenses and/or federal and state tax assumptions. However, it will never exceed the guaranteed administrative charge shown in the "Policy Data" section of the policy.



4. MORTALITY AND EXPENSE RISK CHARGE: compensates us for assuming the mortality and expense risks under the policy. (See "Mortality and Expense Risk Charge" for complete discussion.).



5. OPTIONAL INSURANCE BENEFIT CHARGES: charges for any optional benefits you add to the policy by rider. (See "Fee Tables -- Charges Other than Fund Operating Expenses.")



SURRENDER CHARGE



If you surrender your policy or the policy lapses during the first 10 policy years or in the 10 years following an increase in specified amount, we will reduce your policy value, minus indebtedness, by the applicable surrender charge.


The surrender charge primarily reimburses us for costs of issuing the policy, such as processing the application (mostly underwriting) and setting up computer records. It also partially pays for commissions, advertising and printing the prospectus and sales literature.


The maximum surrender charge for the initial specified amount is shown in your policy. It is based on the insured's insurance age, sex, risk classification and initial specified amount. The maximum surrender charge for the initial specified amount will decrease monthly until it is zero at the end of ten policy years. If you increase the specified amount, an additional maximum surrender charge will apply. The additional maximum surrender charge in a revised policy will be based on the insured's attained insurance age, sex (unless unisex rates are required by law), risk classification and the amount of the increase. It will decrease monthly until it is zero at the end of the tenth year following the increase.



The following table illustrates the maximum surrender charge for VUL 5 - NY and VUL 5 ES - NY for a male, insurance age 40 qualifying for preferred nontobacco rates. We assume the specified amount to be $275,000 for VUL 5 - NY. For VUL 5 ES - NY, we assume the specified amount to be $2,000,000.

LAPSE OR SURRENDER                                             MAXIMUM SURRENDER CHARGE
AT BEGINNING OF YEAR            TO BE FILED BY AMENDMENT.    VUL 5 - NY   VUL 5 ES - NY
-----------------------------  ---------------------------  ------------------------------
1
2
3
4
5
6
7
8
9
10
11





PARTIAL SURRENDER CHARGE

If you surrender part of the value of your policy, we will charge you $25 (or 2% of the amount surrendered, if less). We guarantee that this charge will not increase for the duration of your policy.

If the AdvanceSource rider is on your policy, once notice of claim is received, partial surrenders are no longer allowed.

MORTALITY AND EXPENSE RISK CHARGE





The mortality and expense risk charge is deducted monthly as part of the monthly deduction. It compensates us for assuming the mortality and expense risks under the policy. It is equal to:



     (a)x(b) where:
     ------
       12


          "a" is the variable account value; and



          "b" is the guaranteed mortality and expense risk rate shown in the "Policy Data" section of the policy.


The charge primarily compensates us for:

- MORTALITY RISK -- the risk that the cost of insurance charge will be insufficient to meet actual claims.

- EXPENSE RISK -- the risk that the policy fee and the surrender charge (described above) may be insufficient to cover the cost of administering the policy.


Any profit from the mortality and expense risk charge would be available to us for any proper corporate purpose including, among others, payment of sales and distribution expenses, which we do not expect to be covered by the premium expense charge and surrender charges discussed earlier. We will make up any further deficit from our general assets. We reserve the right to change the mortality and expense risk rate based on our expectations of mortality, reinsurance costs, future investement earnings, persistency, expenses and/or federal and state tax assumptions. However, it will never exceed the guaranteed mortality and expense risk rate shown in the "Policy Data" section of the policy.


ANNUAL OPERATING EXPENSES OF THE FUNDS

Any applicable management fees, 12b-1 fees and other expenses of the funds are deducted from, and paid out of, the assets of the funds as described in each fund's prospectus.

EFFECT OF LOADS, FEES AND CHARGES

Your death benefits, policy values and cash surrender values may fluctuate due to an increase or decrease in the following charges:

-    cost of insurance charges;

-    surrender charges;

-    cost of optional insurance benefits;

-    policy fees;


-    administrative charges;


-    mortality and expense risk charges; and

- annual operating expenses of the funds, including management fees, 12b-1 fees and other expenses.

In addition, your death benefits, policy values and cash surrender values may change daily as a result of the investment experience of the subaccounts.

OTHER INFORMATION ON CHARGES

We may reduce or eliminate various fees and charges on a basis that is fair and reasonable and applies to all policy owners in the same class. We may do this for example when we incur lower sales costs and/or perform fewer administrative services than usual.

RIVERSOURCE LIFE OF NY

We are a stock life insurance company organized in 1972 under the laws of the State of New York and are located at 20 Madison Avenue Extension, Albany, NY 12203. Our mailing address is: 20 Madison Avenue Extension, P.O. Box 5144, Albany, NY 12205. We are a wholly-owned subsidiary of RiverSource Life Insurance Company, which is a wholly-owned subsidiary of Ameriprise Financial, Inc.

We conduct a conventional life insurance business in the State of New York. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

THE VARIABLE ACCOUNT AND THE FUNDS

THE VARIABLE ACCOUNT: The variable account consists of a number of subaccounts, each of which invests in shares of a particular fund. Income, gains and losses of each subaccount are credited to or charged against the assets of that subaccount alone. Therefore, the investment performance of each subaccount is independent of the investment performance of our company assets. We will not charge a subaccount with the liabilities of any other subaccount or with the liabilities of any other business we conduct. We are obligated to pay all amounts promised to you under the policies.

THE FUNDS: The policy currently offers subaccounts investing in shares of the funds listed in the table below.

- INVESTMENT OBJECTIVES: The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

- FUND NAME AND MANAGEMENT: A fund underlying your policy in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.

- ELIGIBLE PURCHASERS: All funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The funds are not available to the public (see "Fund name and management" above). Some funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously. Although we and the fund providers do not currently foresee any such disadvantages, the boards of directors or trustees of each fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each fund intends to comply with the diversification requirements under Section 817(h) of the Code.


- ASSET ALLOCATION PROGRAMS MAY IMPACT FUND PERFORMANCE: Asset allocation programs in general may negatively impact the performance of the underlying fund. Even if you do not participate in an asset allocation program, a fund in which your subaccount invests may be impacted if it is included in an asset allocation program. Rebalancing or reallocation under the terms of the asset allocation program may cause a fund to lose money if it must sell large amounts of securities to meet a redemption request. These losses can be greater if the fund holds securities that are not as liquid as others, for example, various types of bonds, shares of smaller companies, and securities of foreign issuers. A fund may also experience higher expenses because it must sell or buy securities more frequently than it otherwise might in the absence of asset allocation program rebalancing or reallocations. Because asset allocation programs include periodic rebalancing and may also include reallocation, these effects may occur under the asset allocation program we offer or under asset allocation programs used in conjunction with the policies, contracts and plans of other eligible purchasers of the funds.


- FUNDS AVAILABLE UNDER THE POLICY: We seek to provide a broad array of underlying funds taking into account the fees and charges imposed by each fund and the policy charges we impose. We select the underlying funds in which the subaccounts initially invest and when there is a substitution (see "Substitution of Investments"). We also make all decisions regarding which funds to retain in a policy, which funds to add to a policy and which funds will no longer be offered in a policy. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to, fund performance, fund expenses, classes of fund shares available, size of the fund, and investment objectives and investing style of the fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds, and portfolio concentration and sector weightings. We also consider the levels and types of revenue, including but not limited to expense payments and non-cash compensation a fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to compensation for administrative services provided with respect to the fund and support of marketing and distribution expenses incurred with respect to the fund.

-    REVENUE WE RECEIVE FROM THE FUNDS MAY CREATE POTENTIAL CONFLICTS OF
     INTEREST: We or our affiliates receive from each of the funds, or the funds' affiliates, varying levels and types of revenue, including but not limited to expense payments and non-cash compensation. The amount of this revenue and how it is computed varies by fund, may be significant and may create potential conflicts of interest. The greatest amount and percentage of revenue we and our affiliates receive comes from assets allocated to subaccounts investing in the funds that are managed by our affiliates Columbia Management Investment Advisers, LLC (Columbia

     Management Investment Advisers) and Columbia Wanger Asset Management, LLC (Columbia Wanger Asset Management) (affiliated funds).

     Employee compensation and operating goals at all levels are tied to the success of Ameriprise Financial, Inc. and its affiliates, including us. Certain employees may receive higher compensation and other benefits based, in part, on policy values that are invested in the affiliated funds. We or our affiliates receive revenue which ranges up to 0.64% of the average daily net assets invested in the underlying funds through this policy and other policies and contracts that we and our affiliate life insurance company issue. We or our affiliates may also receive revenue which ranges up to 0.04% of aggregate, net or anticipated sales of underlying funds through this policy and other policies and contracts that we and our affiliates issue. Please see the Statement of Additional Information (SAI) for a table that ranks the underlying funds according to total dollar amounts that their affiliates paid us or our affiliates in the prior calendar year.

     Expense payments, non-cash compensation and other forms of revenue may influence recommendations your sales representative makes regarding whether you should invest in the policy and whether you should allocate premiums or policy value to a subaccount that invests in a particular fund (see "Distribution of the Policy").

     The revenue we and/or our affiliates receive from a fund or its affiliates is in addition to revenue we receive from the charges you pay when buying, owning and surrendering the policy (see "Fee Tables"). However, the revenue we and/or affiliates receive from a fund or its affiliates may come, at least in part, from the fund's fees and expenses you pay indirectly when you allocate policy value to the subaccount that invests in that fund.

- WHY REVENUES ARE PAID TO US: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive these revenues, including, but not limited to expense payments and non-cash compensation for various purposes including:

     - Compensating, training and educating sales representatives who sell the policies.

     - Granting access to our employees whose job it is to promote sales of the policies by authorized selling firms and their sales representatives, and granting access to sales representatives of our affiliated selling firms.

     - Activities or services we or our affiliates provide that assist in the promotion and distribution of the policies including promoting the funds available under the policies to prospective and existing policy owners, authorized selling firms and sales representatives.

     - Providing sub-transfer agency and shareholder servicing to policy owners.

     - Promoting, including and/or retaining the fund's investment portfolios as underlying investment options in the policies.

     - Advertising, printing and mailing sales literature, and printing and distributing prospectuses and reports.

     - Furnishing personal services to policy owners, including education of policy owners, answering routine inquiries regarding a fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the Financial Industry Regulatory Authority (FINRA).

     - Subaccounting, transaction processing, recordkeeping and administration.

- SOURCES OF REVENUE RECEIVED FROM AFFILIATED FUNDS: The affiliated funds are managed by Columbia Management Investment Advisers. The sources of revenue we receive from these affiliated funds, or from affiliates of these funds, may include, but are not necessarily limited to, the following:

     - Assets of the fund's adviser and transfer agent or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the fund or on the actual cost of certain services we provide with respect to the fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.

     - Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

- SOURCES OF REVENUE RECEIVED FROM UNAFFILIATED FUNDS: The unaffiliated funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated funds, or the funds' affiliates, may include, but are not necessarily limited to, the following:

     - Assets of the fund's adviser, subadviser, transfer agent or an affiliate of these and assets of the fund's distributor or an affiliate. The revenue resulting from these sources usually is based on a percentage of average daily net assets of the fund but there may be other types of payment arrangements.

     - Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

YOU CAN DIRECT YOUR NET PREMIUMS AND TRANSFERS TO ANY OR ALL OF THE SUBACCOUNTS OF THE VARIABLE ACCOUNT THAT INVEST IN SHARES OF THE FOLLOWING FUNDS:


        INVESTING IN                       INVESTMENT OBJECTIVE AND POLICIES                INVESTMENT ADVISER
--------------------------------------  ----------------------------------------  ----------------------------------------
AllianceBernstein VPS Large Cap Growth  Seeks long-term growth of capital.        AllianceBernstein L.P.
Portfolio (Class B)

American Century VP Value, Class II     Seeks long-term capital growth. Income    American Century Investment Management,
                                        is a secondary objective.                 Inc.

BlackRock Global Allocation V.I. Fund   Seeks high total investment return.       BlackRock Advisors, LLC, adviser;
(Class III)                                                                       BlackRock Investment Management, LLC and
                                                                                  BlackRock International Limited,
                                                                                  sub-advisers.

Columbia Variable Portfolio - Balanced  Seeks maximum total investment return     Columbia Management Investment Advisers,
Fund (Class 3)                          through a combination of capital growth   LLC
                                        and current income.

Columbia Variable Portfolio - Cash      Seeks maximum current income consistent   Columbia Management Investment Advisers,
Management Fund (Class 2)               with liquidity and stability of           LLC
                                        principal.

Columbia Variable Portfolio -           Seeks high level of current income while  Columbia Management Investment Advisers,
Diversified Bond Fund (Class 2)         attempting to conserve the value of the   LLC
                                        investment for the longest period of
                                        time.

Columbia Variable Portfolio -           Seeks high level of current income and,   Columbia Management Investment Advisers,
Dividend Opportunity Fund (Class 2)     as a secondary goal, steady growth of     LLC
                                        capital.

Columbia Variable Portfolio - Large     Seeks capital appreciation.               Columbia Management Investment Advisers,
Core Quantitative Fund (Class 2)                                                  LLC

Columbia Variable Portfolio - Emerging  Seeks long-term capital growth.           Columbia Management Investment Advisers,
Markets Fund (Class 2)                                                            LLC

Columbia Variable Portfolio - Global    Non-diversified fund that seeks high      Columbia Management Investment Advisers,
Bond Fund (Class 2)                     total return through income and growth    LLC
                                        of capital.

Columbia Variable Portfolio - Global    Non-diversified fund that seeks total     Columbia Management Investment Advisers,
Inflation Protected Securities Fund     return that exceeds the rate of           LLC
(Class 2)                               inflation over the long term.

Columbia Variable Portfolio - High      Seeks total return, consisting of a high  Columbia Management Investment Advisers,
Income Fund (Class 2)                   level of income and capital appreciation. LLC

Columbia Variable Portfolio - High      Seeks high current income, with capital   Columbia Management Investment Advisers,
Yield Bond Fund (Class 2)               growth as a secondary objective.          LLC

Columbia Variable Portfolio - Income    Seeks high total return through current   Columbia Management Investment Advisers,
Opportunities Fund (Class 2)            income and capital appreciation.          LLC

Columbia Variable Portfolio -           Seeks capital appreciation.               Columbia Management Investment Advisers,
International Opportunity Fund (Class                                             LLC, adviser; Threadneedle International
2)                                                                                Limited, an indirect wholly-owned
                                                                                  subsidiary of Ameriprise Financial,
                                                                                  sub-adviser.

        INVESTING IN                       INVESTMENT OBJECTIVE AND POLICIES                INVESTMENT ADVISER
--------------------------------------  ----------------------------------------  ----------------------------------------
Columbia Variable Portfolio - Large     Seeks long-term capital growth.           Columbia Management Investment Advisers,
Cap Growth Fund (Class 2)                                                         LLC

Columbia Variable Portfolio - Limited   Seeks level of current income consistent  Columbia Management Investment Advisers,
Duration Credit Fund (Class 2)          with preservation of capital.             LLC

Columbia Variable Portfolio - Marsico   Seeks long-term growth of capital.        Columbia Management Investment Advisers,
International Opportunities Fund                                                  LLC, adviser; Marsico Capital Management,
(Class 2)                                                                         LLC, subadviser.

Columbia Variable Portfolio - Mid Cap   Seeks growth of capital.                  Columbia Management Investment Advisers,
Growth Opportunity Fund (Class 2)                                                 LLC

Columbia Variable Portfolio - Mid Cap   Seeks long-term growth of capital.        Columbia Management Investment Advisers,
Value Opportunity Fund (Class 2)                                                  LLC

Columbia Variable Portfolio - S&P 500   Seeks long-term capital appreciation.     Columbia Management Investment Advisers,
Index Fund (Class 3)                                                              LLC

Columbia Variable Portfolio - Select    Seeks long-term growth of capital.        Columbia Management Investment Advisers,
Large-Cap Value Fund (Class 2)                                                    LLC

Columbia Variable Portfolio - Select    Seeks long-term capital growth.           Columbia Management Investment Advisers,
Smaller-Cap Value Fund (Class 2)                                                  LLC

Columbia Variable Portfolio - Short     Seeks high level of current income and    Columbia Management Investment Advisers,
Duration U.S. Government Fund (Class    safety of principal consistent with       LLC
2)                                      investment in U.S. government and
                                        government agency securities.

Columbia Variable Portfolio -           Seeks high level of current income and    Columbia Management Investment Advisers,
Strategic Income Fund (Class 2)         capital growth as a secondary objective.  LLC

DWS Alternative Asset Allocation VIP,   Seeks capital appreciation                Deutsche Investment Management Americas
Class B                                                                           Inc., adviser; QS Investors, LLC and RREEF
                                                                                  America L.L.C., sub-advisers.

Fidelity(R) VIP Contrafund(R)           Seeks long-term capital appreciation.     Fidelity Management & Research Company
Portfolio Service Class 2               Normally invests primarily in common      (FMR) is the fund's manager. FMR Co., Inc.
                                        stocks. Invests in securities of          (FMRC) and other investment advisers serve
                                        companies whose value it believes is not  as sub-advisers for the fund.
                                        fully recognized by the public. Invests
                                        in either "growth" stocks or "value"
                                        stocks or both. The fund invests in
                                        domestic and foreign issuers.

Fidelity(R) VIP Mid Cap Portfolio       Seeks long-term growth of capital.        Fidelity Management & Research Company
Service Class 2                         Normally invests primarily in common      (FMR) is the fund's manager. FMR Co., Inc.
                                        stocks. Normally invests at least 80% of  (FMRC) and other investment advisers serve
                                        assets in securities of companies with    as sub-advisers for the fund.
                                        medium market capitalizations. May
                                        invest in companies with smaller or
                                        larger market capitalizations. Invests
                                        in domestic and foreign issuers. The
                                        Fund invests in either "growth" or
                                        "value" common stocks or both.

FTVIPT Franklin Small Cap Value         Seeks long-term total return. The fund    Franklin Advisory Services, LLC
Securities Fund - Class 2               normally invests at least 80% of its net
                                        assets in investments of small
                                        capitalization companies.

        INVESTING IN                       INVESTMENT OBJECTIVE AND POLICIES                INVESTMENT ADVISER
--------------------------------------  ----------------------------------------  ----------------------------------------
FTVIPT Mutual Shares Securities Fund -  Seeks capital appreciation, with income   Franklin Mutual Advisers, LLC
Class 2                                 as a secondary goal. The fund normally
                                        invests primarily in U.S. and foreign
                                        equity securities that the manager
                                        believes are undervalued.

Janus Aspen Series Janus Portfolio:     Seeks long-term growth of capital.        Janus Capital Management LLC
Service Shares

Janus Aspen Series Moderate Allocation  Seeks the highest return over time        Janus Capital Management LLC
Portfolio: Service Shares               consistent with an emphasis on growth of
                                        capital and income.

MFS(R) Utilities Series - Service       Seeks total return.                       MFS(R) Investment Management
Class

Morgan Stanley UIF Mid Cap Growth       Seeks long-term capital growth by         Morgan Stanley Investment Management Inc.
Portfolio, Class II Shares              investing primarily in common stocks and
                                        other equity securities.

Neuberger Berman Advisers Management    Seeks long-term growth of capital by      Neuberger Berman Management LLC
Trust Socially Responsive Portfolio     investing primarily in securities of
(Class S)                               companies that meet the Fund's financial
                                        criteria and social policy.

Oppenheimer Global Securities Fund/VA,  Seeks long-term capital appreciation by   OppenheimerFunds, Inc.
Service Shares                          investing a substantial portion of its
                                        assets in securities of foreign issuers,
                                        "growth-type" companies, cyclical
                                        industries and special situations that
                                        are considered to have appreciation
                                        possibilities.

Oppenheimer Main Street Small- &        Seeks capital appreciation.               OppenheimerFunds, Inc.
Mid-Cap Fund(R)/VA, Service Shares

PIMCO VIT All Asset Portfolio, Advisor  Seeks maximum real return consistent      Pacific Investment Management Company LLC
Share Class                             with preservation of real capital and     (PIMCO)
                                        prudent investment management.

PIMCO VIT Global Multi-Asset            Seeks total return which exceeds that of  Pacific Investment Management Company LLC
Portfolio, Advisor Class                a blend of 60% MSCI World Index/40%       (PIMCO)
                                        Barclays Capital U.S. Aggregate Index.

Variable Portfolio - Aggressive         Seeks high level of total return that is  Columbia Management Investment Advisers,
Portfolio (Class 2)                     consistent with an aggressive level of    LLC
                                        risk. This is a "fund of funds" and
                                        seeks to achieve its objective by
                                        investing in a combination of underlying
                                        funds. The fund invests primarily in
                                        underlying funds that invest in equity
                                        securities and also invests a small
                                        amount in underlying funds that invest
                                        in fixed income securities.

Variable Portfolio - American Century   Seeks high level of current income.       Columbia Management Investment Advisers,
Diversified Bond Fund (Class 2)                                                   LLC, adviser; American Century Investment
                                                                                  Management, Inc., subadviser.

Variable Portfolio - American Century   Seeks long-term capital growth.           Columbia Management Investment Advisers,
Growth Fund (Class 2)                                                             LLC, adviser; American Century Investment
                                                                                  Management, Inc., subadviser.

Variable Portfolio - Columbia Wanger    Seeks long-term capital growth.           Columbia Management Investment Advisers,
International Equities Fund (Class 2)                                             LLC, adviser; Columbia Wanger Asset
                                                                                  Management LLC, subadviser.

        INVESTING IN                       INVESTMENT OBJECTIVE AND POLICIES                INVESTMENT ADVISER
--------------------------------------  ----------------------------------------  ----------------------------------------
Variable Portfolio - Columbia Wanger    Seeks long-term capital growth.           Columbia Management Investment Advisers,
U.S. Equities Fund (Class 2)                                                      LLC, adviser; Columbia Wanger Asset
                                                                                  Management LLC, subadviser.

Variable Portfolio - Conservative       Seeks high level of total return that is  Columbia Management Investment Advisers,
Portfolio (Class 2)                     consistent with a conservative level of   LLC
                                        risk. This is a "fund of funds" and
                                        seeks to achieve its objective by
                                        investing in a combination of underlying
                                        funds. The fund invests primarily in
                                        underlying funds that invest in fixed
                                        income securities.

Variable Portfolio - Davis New York     Seeks long-term capital growth.           Columbia Management Investment Advisers,
Venture Fund (Class 2)                                                            LLC, adviser; Davis Selected Advisers,
                                                                                  L.P., subadviser.

Variable Portfolio - DFA International  Seeks long-term capital appreciation.     Columbia Management Investment Advisers,
Value Fund (Class 2)                                                              LLC, adviser; Dimensional Fund Advisors,
                                                                                  L.P., subadviser.

Variable Portfolio - Eaton Vance        Seeks high level of current income.       Columbia Management Investment Advisers,
Floating-Rate Income Fund (Class 2)                                               LLC, adviser; Eaton Vance Management,
                                                                                  subadviser.

Variable Portfolio - Goldman Sachs Mid  Seeks long-term growth of capital.        Columbia Management Investment Advisers,
Cap Value Fund (Class 2)                                                          LLC, adviser; Goldman Sachs Asset
                                                                                  Management, L.P., subadviser.

Variable Portfolio - Invesco            Seeks long-term capital growth.           Columbia Management Investment Advisers,
International Growth Fund (Class 2)                                               LLC, adviser; Invesco Advisers, Inc.,
                                                                                  subadviser.

Variable Portfolio - J.P. Morgan Core   Seeks high level of current income while  Columbia Management Investment Advisers,
Bond Fund (Class 2)                     conserving the value of the investment    LLC, adviser; J.P. Morgan Investment
                                        for the longest period of time.           Management Inc., subadviser.

Variable Portfolio - Jennison Mid Cap   Seeks long-term capital growth.           Columbia Management Investment Advisers,
Growth Fund (Class 2)                                                             LLC, adviser; Jennison Associates LLC,
                                                                                  subadviser.

Variable Portfolio - Marsico Growth     Seeks long-term capital growth.           Columbia Management Investment Advisers,
Fund (Class 2)                                                                    LLC, adviser; Marsico Capital Management,
                                                                                  LLC, subadviser.
Variable Portfolio - MFS Value Fund     Seeks long-term capital growth.           Columbia Management Investment Advisers,
(Class 2)                                                                         LLC, adviser; Massachusetts Financial
                                                                                  Services Company, subadviser.

Variable Portfolio - Moderate           Seeks high level of total return that is  Columbia Management Investment Advisers,
Portfolio (Class 2)                     consistent with a moderate level of       LLC
                                        risk. This is a "fund of funds" and
                                        seeks to achieve its objective by
                                        investing in a combination of underlying
                                        funds. The fund invests primarily in a
                                        balance of underlying funds that invest
                                        in fixed income securities and
                                        underlying funds that invest in equity
                                        securities.



        INVESTING IN                       INVESTMENT OBJECTIVE AND POLICIES                INVESTMENT ADVISER
--------------------------------------  ----------------------------------------  ----------------------------------------
Variable Portfolio - Moderately         Seeks high level of total return that is  Columbia Management Investment Advisers,
Aggressive Portfolio (Class 2)          consistent with a moderately aggressive   LLC
                                        level of risk. This is a "fund of funds"
                                        and seeks to achieve its objective by
                                        investing in a combination of underlying
                                        funds. The fund invests primarily in
                                        underlying funds that invest in equity
                                        securities and also invests a moderate
                                        amount in underlying funds that invest
                                        in fixed income securities.

Variable Portfolio - Moderately         Seeks high level of total return that is  Columbia Management Investment Advisers,
Conservative Portfolio (Class 2)        consistent with a moderately              LLC
                                        conservative level of risk. This is a
                                        "fund of funds" and seeks to achieve its
                                        objective by investing in a combination
                                        of underlying funds. The fund invests
                                        primarily in underlying funds that
                                        invest in fixed income securities and
                                        also invests a moderate amount in
                                        underlying funds that invest in equity
                                        securities.

Variable Portfolio - Morgan Stanley     Seeks to provide current income and       Columbia Management Investment Advisers,
Global Real Estate Fund (Class 2)       capital appreciation.                     LLC, adviser; Morgan Stanley Investment
                                                                                  Management Inc., subadviser.

Variable Portfolio - NFJ Dividend       Seeks to provide long-term growth of      Columbia Management Investment Advisers,
Value Fund (Class 2)                    capital and income.                       LLC, adviser; NFJ Investment Group LLC,
                                                                                  subadviser.

Variable Portfolio - Nuveen Winslow     Seeks long-term capital growth.           Columbia Management Investment Advisers,
Large Cap Growth Fund (Class 2)                                                   LLC, adviser; Winslow Capital Management,
                                                                                  Inc., subadviser.

Variable Portfolio - Partners Small     Seeks long-term capital growth.           Columbia Management Investment Advisers,
Cap Growth Fund (Class 2)                                                         LLC, adviser; TCW Investment Management
                                                                                  Company, London Company of Virginia, doing
                                                                                  business as The London Company and Wells
                                                                                  Capital Management Incorporated,
                                                                                  subadvisers.

Variable Portfolio - Partners Small     Seeks long-term growth of capital.        Columbia Management Investment Advisers,
Cap Value Fund (Class 2)                                                          LLC, adviser; Barrow, Hanley, Mewhinney &
                                                                                  Strauss, Inc., Denver Investment Advisors
                                                                                  LLC, Donald Smith & Co., Inc., River Road
                                                                                  Asset Management, LLC and Turner
                                                                                  Investment Partners, Inc., subadvisers.

Variable Portfolio - PIMCO              Seeks to provide total return through     Columbia Management Investment Advisers,
Mortgage-Backed Securities Fund (Class  current income and capital appreciation.  LLC, adviser; Pacific Investment
2)                                                                                Management Company LLC, subadviser.

Variable Portfolio - Pyramis(R)         Seeks long-term growth of capital.        Columbia Management Investment Advisers,
International Equity Fund (Class 2)                                               LLC, adviser; Pyramis Global Advisers,
                                                                                  LLC, subadviser.

Variable Portfolio - Wells Fargo Short  Seeks to provide current income           Columbia Management Investment Advisers,
Duration Government Fund (Class 2)      consistent with capital preservation.     LLC, adviser; Wells Capital Management
                                                                                  Incorporated, subadviser.

Wells Fargo Advantage VT Opportunity    Seeks long-term capital appreciation.     Wells Fargo Funds Management, LLC,
Fund - Class 2                                                                    adviser; Wells Capital Management Inc.,
                                                                                  sub-adviser.

Wells Fargo Advantage VT Small Cap      Seeks long-term capital appreciation.     Wells Fargo Funds Management, LLC,
Growth Fund - Class 2                                                             adviser; Wells Capital Management Inc.,
                                                                                  sub-adviser.

PLEASE REFER TO THE PROSPECTUSES FOR THE FUNDS FOR MORE INFORMATION. THESE PROSPECTUSES ARE AVAILABLE BY CONTACTING US AT THE ADDRESS OR TELEPHONE NUMBER ON THE FIRST PAGE OF THIS PROSPECTUS.

RELATIONSHIP BETWEEN FUNDS AND SUBACCOUNTS

Each subaccount buys shares of the appropriate fund at net asset value without a sales charge. Dividends and capital gain distributions from a fund are reinvested at net asset value without a sales charge and held by the subaccount as an asset. Each subaccount redeems fund shares without a charge (unless the fund imposes a redemption fee) to the extent necessary to make death benefit or other payments under the policy.

SUBSTITUTION OF INVESTMENTS

We may substitute the funds in which the subaccounts invest if:

-    laws or regulations change;

-    the existing funds become unavailable; or

- in our judgment, the funds no longer are suitable (or are no longer the most suitable) for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the policy, we have the right to substitute a fund currently listed in this prospectus (existing fund) for another fund (new fund). The new fund may have higher fees and/or operating expenses than the existing fund. Also, the new fund may have investment objectives and policies and/or investment advisers which differ from the existing fund.

We will notify you of any substitution or change. If we notify you that a subaccount will be eliminated or closed, you will have a certain period of time to tell us where to reallocate premiums or policy value currently allocated to that subaccount. If we do not receive your reallocation instructions by the due date, we automatically will reallocate to the subaccount investing in the Columbia Variable Portfolio - Cash Management Fund. You may then transfer this reallocated amount in accordance with the transfer provisions of your policy. A reallocation and subsequent transfer for this purpose will not count against any maximum number of transfers per year we may impose under the policy. (See "Transfers Between the Fixed Account and Subaccounts.")

If the Columbia Variable Portfolio - Cash Management Fund liquidates, we will delay payments of any transfer, surrender, loan or death benefit from the fund until the fund is liquidated.

In the event of any such substitution or change, we may, without the consent or approval of owners, amend the policy and take whatever action is necessary and appropriate. However, we will not make any substitution or change without any necessary approval of the SEC or state insurance department.

VOTING RIGHTS

As a policy owner with investments in any subaccount, you may vote on important fund matters. We are the legal owner of all fund shares and therefore hold all voting rights. However, to the extent required by law, we will vote the shares of each fund according to instructions we receive from owners. If we do not receive timely instructions from you, we will vote your shares in the same proportion as the shares for which we do receive instructions. We also will vote fund shares for which we have voting rights in the same proportion as those shares in that subaccount for which we receive instructions. We will send you notice of each shareholder meeting, together with any proxy solicitation materials and a statement of the number of votes for which you are entitled to give instructions.

THE FIXED ACCOUNT

You can allocate net premiums to the fixed account or transfer policy value from the subaccounts to the fixed account (with certain restrictions, explained in "Transfers Between the Fixed Account and Subaccounts"). Amounts allocated to the fixed account become part of our general account. The general account includes all assets we own other than those in the variable account and other separate accounts. Subject to applicable law, we have sole discretion to decide how assets of the fixed account will be invested. The assets held in our general account support the guarantees under your policy, including the death benefits. You should be aware that our general account is exposed to the risks normally associated with a portfolio of fixed-income securities including interest rate, option, liquidity and credit risk. You should also be aware that we issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from assets in our general account. Our general account is not segregated or insulated from the claims of our creditors. The financial statements contained in the SAI include a further discussion of the risks inherent within the investments of the general account.


Placing policy value in the fixed account does not entitle you to share in the fixed account's investment experience, nor does it expose you to the account's investment risk. Instead, we guarantee that the policy value you place in the fixed account will accrue interest at an effective annual rate of at least 2%, independent of the actual investment experience of the account. Keep in mind that this guarantee is based on our continued claims-paying ability. We are not obligated to credit interest at any rate higher than 2%, although we may do so at our sole discretion. Rates higher than 2% may change from time to time, at our discretion, and will be based on reasonable assumptions as to investment income, mortality, persistency and expenses. We will not credit interest in excess of 2% on any portion of policy value in the fixed account against which you have a policy loan outstanding.


Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933 and the fixed account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the fixed account nor any interests in it are subject to the provisions of these Acts and the staff of the SEC has not reviewed the disclosures in this prospectus relating to the fixed account. Disclosures regarding the fixed account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

PURCHASING YOUR POLICY

APPLICATION

Your sales representative will help you complete an application and send it along with your initial premium payment to our home office. We are required by law to obtain personal information from you which we will use to verify your identity. If you do not provide this information, we reserve the right to refuse to issue your policy or take other steps we deem reasonable. When you apply, you:

-    select a specified amount of insurance;

-    select a death benefit option;

-    designate a beneficiary; and


- state how premiums are to be allocated among the fixed account and/or the subaccounts.


INSURABILITY: Before issuing your policy, we require satisfactory evidence of the insurability of the person whose life you propose to insure (yourself or someone else). Our underwriting department will review your application and any medical information or other data required to determine whether the proposed individual is insurable under our underwriting rules. We may decline your application if we determine the individual is not insurable and we will return any premium you have paid.

AGE LIMIT: We generally will not issue a policy where the proposed insured is over the insurance age of 85. We may, however, do so at our sole discretion.

RISK CLASSIFICATION: The risk classification is based on the insured's health, occupation or other relevant underwriting standards. This classification will affect the monthly deduction and may affect the cost of certain optional insurance benefits. (See "Loads, Fees and Charges.")

OTHER CONDITIONS: In addition to proving insurability, you and the insured must also meet certain conditions, stated in the application form, before coverage will become effective and your policy will be delivered to you. The only way the policy may be modified is by a written agreement signed by our President, or one of our Vice Presidents, Secretaries or Assistant Secretaries.

INCONTESTABILITY: We will have two years from the effective date of your policy or from reinstatement of your policy (see "Keeping the Policy in Force -- Reinstatement") to contest the truth of statements or representations in your application. After the policy has been in force during the insured's lifetime for two years from the policy date, we cannot contest the truth of statements or representations in your application.

PREMIUMS

PAYMENT OF PREMIUMS: In applying for your policy, you decide how much you intend to pay and how often you will make payments. DURING THE FIRST SEVERAL POLICY YEARS UNTIL THE POLICY VALUE IS SUFFICIENT TO COVER THE SURRENDER CHARGE, WE REQUIRE THAT YOU PAY THE MINIMUM INITIAL PREMIUM IN EFFECT IN ORDER TO KEEP THE POLICY IN FORCE.

You may schedule payments annually, semiannually or quarterly. (We must approve payment at any other interval.) We show this premium schedule in your policy. You may also pay premiums by bank authorization on a monthly or quarterly basis under our current company practice. We reserve the right to change this practice.

The scheduled premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip scheduled premium payments at any time if your cash surrender value is sufficient to pay the monthly deduction or if you have paid sufficient premiums to keep the NLG in effect.

You may also change the amount and frequency of scheduled premium payments by written request. We reserve the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

Although you have flexibility in paying premiums, the amount and frequency of your payments will affect the policy value, cash surrender value and length of time your policy will remain in force, as well as affect whether the NLG remains in effect.


PREMIUM LIMITATIONS: You may make unscheduled premium payments at any time and in any amount of at least $25. We reserve the right to limit the number and amount of unscheduled premium payments. No premium payments, scheduled or unscheduled, are allowed on or after the insured's attained insurance age 120.


ALLOCATION OF PREMIUMS: Until the policy date, we hold premiums, if any, in the fixed account and we credit interest on any net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, we will allocate the net premiums plus accrued interest to the accounts you have selected in your application. At that time, we will begin to assess the monthly deduction and other charges.

ADDITIONAL PREMIUMS: We credit additional premiums you make to your accounts on the valuation date we receive them. If we receive an additional premium at our home office before the close of business, we will credit any portion of that premium allocated to the subaccounts using the accumulation unit value we calculate on the valuation date we received the premium. If we receive an additional premium at our home office at or after the close of business, we will credit any portion of that premium allocated to the subaccounts using the accumulation unit value we calculate on the next valuation date after we received the premium.

LIMITATIONS ON USE OF THE POLICY

If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a premium payment. We may also be required to block an owner's access to policy values or to satisfy other statutory obligations. Under these circumstances we may refuse to implement requests for transfers, surrenders or death benefits until instructions are received from the appropriate government authority or a court of competent jurisdiction.

POLICY VALUE

The value of your policy is the sum of values in the fixed account and each subaccount of the variable account. We value your accounts as follows:

FIXED ACCOUNT

We value the amounts you allocated to the fixed account directly in dollars. The fixed account value equals:

- the sum of your net premiums and transfer amounts (including loan transfers) allocated to the fixed account; plus

-    interest credited; minus

- the sum of amounts surrendered (including any applicable surrender charges) and amounts transferred out (including loan transfers); minus

- any portion of the monthly deduction for the coming month that is allocated to the fixed account.

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you allocate a net premium or transfer into one of the subaccounts, we credit a certain number of accumulation units to your policy for that subaccount. Conversely, each time you take a partial surrender, transfer amounts out of a subaccount, or we assess a charge, we subtract a certain number of accumulation units from your policy value.

Accumulation units are the true measure of investment value in each subaccount. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses. Here is how we calculate accumulation unit values:

NUMBER OF UNITS: To calculate the number of accumulation units for a particular subaccount, we divide your investment by the current accumulation unit value.

ACCUMULATION UNIT VALUE: The current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.

WE DETERMINE THE NET INVESTMENT FACTOR BY:

- adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends, to obtain a current adjusted net asset value per share; then

-    dividing that sum by the previous adjusted net asset value per share; and

- subtracting the percentage factor representing the mortality and expense risk fee from the result.

FACTORS THAT AFFECT SUBACCOUNT ACCUMULATION UNITS: Accumulation units may change in two ways -- in number and in value. Here are the factors that influence those changes:

     The number of accumulation units you own may fluctuate due to:

     -    additional net premiums allocated to the subaccounts;

     -    transfers into or out of the subaccounts;

     -    partial surrenders and partial surrender fees;

     -    surrender charges; and/or

     -    monthly deductions.

     Accumulation unit values will fluctuate due to:

     -    changes in underlying fund net asset value;

     -    fund dividends distributed to the subaccounts;


     -    fund capital gains or losses; and



     -    fund operating expenses.





WHEN VALUATIONS OCCUR: We calculate all policy values allocated to subaccounts and all transactions in good order under the policy on any normal business day, Monday through Friday, on which the New York Stock Exchange (NYSE) is open, up to the close of business. At the close of business, the next valuation date begins. Valuation dates do not occur when the NYSE is closed as, for example, on Saturdays, Sundays and national holidays.

TRANSACTIONS INCLUDE:

-    premium payments;

-    loan requests and repayments;

-    surrender requests; and

-    transfers.

We calculate the accumulation unit value of each subaccount on each valuation date. If we receive your transaction request at our home office before the close of business, we will process your transaction using the accumulation unit value we calculate on the valuation date we received your transaction request in good order. On the other hand, if we receive your transaction request in good order at our home office at or after the close of business, we will process your transaction using the accumulation unit value we calculate on the next valuation date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the close of business in order for us to process it using the accumulation unit value we calculate on that valuation date. If you were not able to complete your transaction before the close of business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the accumulation unit value we calculate on the next valuation date.

KEEPING THE POLICY IN FORCE

MINIMUM INITIAL PREMIUM PERIOD

To allow you to purchase the policy for the lowest premium possible, you may choose to pay only the minimum initial premium during the minimum initial premium period as long as the policy value minus indebtedness equals or exceeds the monthly deduction. The policy will not enter the grace period during the minimum initial premium period as shown in your policy under "Policy Data," if:

- on a monthly date, the policy value minus indebtedness equals or exceeds the monthly deduction for the policy month following such monthly date; and

- the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness, equals or exceeds the minimum initial premium, as shown in your policy under "Policy Data," times the number of months since the policy date, including the current month.


The minimum initial premium period is one year.



NO LAPSE GUARANTEE



A feature of the policy guaranteeing the policy will remain in force even if the cash surrender value is insufficient to pay the monthly deduction. This feature is sometimes referred to as a death benefit guarantee. Each policy has the following NLG option:

     NO LAPSE GUARANTEE TO AGE 75 (NLG-75): This option guarantees the policy will not lapse before the insured's attained insurance age 75 (or 10 years, if later).



     The NLG-75 will remain in effect as long as:


     -    the sum of premiums paid; minus

     -    partial surrenders; minus

     -    outstanding indebtedness; equals or exceeds


     -    the NLG-75 premiums due since the policy date.



     The NLG-75 premium is shown in the policy.



If, on a monthly date, you have not paid enough premiums to keep the NLG-75 in effect, the NLG-75 will terminate. Your policy will also lapse if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. The NLG-75 may be reinstated within two years of its termination if the policy is in force.





GRACE PERIOD


If on a monthly date the cash surrender value of your policy is less than the amount needed to pay the next monthly deduction and neither the NLG nor the minimum initial premium period is in effect, you will have 61 days to pay the required premium amount. If you do not pay the required premium, the policy will lapse.


We will then mail a notice to your last known address, requesting payment of the premium needed so that we can make the next three monthly deductions. If we receive this premium before the end of the 61-day grace period, we will use the payment to cover all monthly deductions and any other charges then due. We will add any remaining balance to the policy value and allocate it in the same manner as other premium payments. If the insured dies during the grace period, we will deduct any overdue monthly deductions from the death benefit.

If you have the AdvanceSource rider on your policy and the AdvanceSource rider terminates at the end of the grace period while the accelerated benefit insured is chronically ill, the rider may be reinstated provided the owner submits a written request within five months after the date of termination and provided that certain other conditions are met. Certain conditions are listed in the rider. The reinstated rider will not provide monthly benefit payments during the period of lapse to the date of reinstatement. The effective date of the reinstated rider will be the beginning of the policy month that coincides with or next follows the date we approve the owner's request.

REINSTATEMENT


Your policy may be reinstated within three years after it lapses, unless you surrendered it for cash. To reinstate, we will require:


-    a written request;

-    evidence satisfactory to us that the insured remains insurable;

-    payment of the premium we specify; and

-    payment or reinstatement of any indebtedness.


The effective date of a reinstated policy will be the monthly date on or next following the day we accept your application for reinstatement. Surrender charges will also be reinstated. The NLG cannot be reinstated.


We will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.

EXCHANGE RIGHT


Once during the first 18 months after the policy date, if it has not lapsed or been surrendered in full, you have the right to exchange the policy for a flexible premium adjustable life policy that provides for benefits that do not vary with the investment return of the subaccounts. This is done by transferring, without charge, the entire policy value to the fixed account.



You also have the right to exchange the policy for a flexible premium adjustable life policy that provides for benefits that do not vary with the investment return of the subaccounts in the event of a material change in the investments of the subaccounts. The option to exchange is exercisable within 60 days after
(a) the effective date of such change in the investments, or (b) the receipt of the notice of the change in investments, whichever is later. The exchange is done by transferring, without charge, the entire policy value to the fixed account.



A transfer for these purposes will not count against the five transfers per policy year limit described in the Transfers Among the Subaccounts and the Fixed Account provision of the Subaccounts section of the policy. Also, we will waive the restrictions on transfers from the subaccounts into the fixed account that are described in the Transfers Among the Subaccounts and the Fixed Account provision of the Subaccounts section of the policy.





Before you exercise the exchange right, be sure to ask your sales representative about all the options that are available to you. We may offer other fixed account policies with maximum fees and charges, and minimum guaranteed rates of interest, which differ from the maximum fees and charges and the minimum guaranteed rate of interest in the exchange policy. Other fixed account policies we offer require evidence that the insured is insurable according to our underwriting rules.

PAID-UP INSURANCE OPTION


You may request that we use the cash surrender value of the policy to purchase an amount of paid-up insurance prior to the insured's attained insurance age
120. You may make your request in writing during the 30 days before any policy anniversary. The paid-up insurance policy will take effect as of the policy anniversary and will mature on the original policy's insured's attained insurance age 120. You will forfeit all rights to make future premium payments and all riders will terminate.


The amount and cash surrender value of the paid-up insurance policy will be based on the cost of insurance rates guaranteed in the policy and on the fixed account guaranteed interest rate. The paid-up insurance policy's death benefit amount, minus its cash surrender value, cannot be greater than your current policy's death benefit, minus its policy value (both as of the date of the paid-up insurance policy's purchase). The amount of paid-up insurance will remain level and will not be less than required by law.

Any cash surrender value that is not used to purchase the paid-up insurance amount will be paid to you. At any time before the insured's death, you may surrender the paid-up insurance for its cash surrender value.

PROCEEDS PAYABLE UPON DEATH

We will pay a benefit to the beneficiary of the policy when the insured dies. The amount payable is the death benefit amount minus any indebtedness as of the death benefit valuation date.


OPTION 1 (LEVEL AMOUNT): Under the Option 1 death benefit, if death is prior to the insured's attained insurance age 120, the death benefit amount is the greater of the following as determined on the death benefit valuation date:


-    the specified amount; or

- a percentage of the policy value. The percentage is designed to ensure that the policy meets the provisions of federal tax law, which require a minimum death benefit in relation to policy value for your policy to qualify as life insurance.


OPTION 2 (VARIABLE AMOUNT): Under the Option 2 death benefit, if death is prior to the insured's attained insurance age 120, the death benefit amount is the greater of the following as determined on the death benefit valuation date:


-    the policy value plus the specified amount; or

-    the percentage of policy value.

EXAMPLE                                 OPTION 1         OPTION 2
Specified amount                    $       100,000  $       100,000
Policy value                        $         5,000  $         5,000
Death benefit                       $       100,000  $       105,000
Policy value increases to           $         8,000  $         8,000
Death benefit                       $       100,000  $       108,000
Policy value decreases to           $         3,000  $         3,000
Death benefit                       $       100,000  $       103,000

If you want to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should consider Option 2. If you are satisfied with the specified amount of insurance protection and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value, you should consider Option
1. Under Option 1, the cost of insurance is lower because our net amount at risk is generally lower, for this reason the monthly deduction is less and a larger portion of your premiums and investment returns is retained in the policy value.


Under both Option 1 and Option 2, if death is on or after the insured's attained insurance age 120, the death benefit amount will be the greater of:


-    the policy value on the death benefit valuation date; or

-    the policy value at the insured's attained insurance age 120.



IF YOU HAVE THE ADVANCESOURCE RIDER ON YOUR POLICY: The proceeds payable upon death of the accelerated benefit insured on or after the insured's attained insurance age 120 anniversary is reduced by each AdvanceSource rider benefit paid.


CHANGE IN DEATH BENEFIT OPTION

You may make a written request to change the death benefit option once per policy year. A change in the death benefit option also will change the specified amount. You do not need to provide additional evidence of insurability.

IF YOU CHANGE FROM OPTION 1 TO OPTION 2: The specified amount will decrease by an amount equal to the policy value on the effective date of the change. You cannot change from Option 1 to Option 2 if the resulting death benefit amount would fall below the minimum amount shown in the policy.

IF YOU CHANGE FROM OPTION 2 TO OPTION 1: The specified amount will increase by an amount equal to the policy value on the effective date of the change.

An increase or decrease in specified amount resulting from a change in the death benefit option will affect the following:

- Monthly deduction because the cost of insurance charges depends upon the specified amount.

-    Minimum initial premium.

-    Charges for certain optional insurance benefits.

The surrender charge will not be affected.

IF YOU HAVE THE ADVANCESOURCE RIDER ON YOUR POLICY: Option 2 is not available.

CHANGES IN SPECIFIED AMOUNT

Subject to certain limitations, you may make a written request to increase or decrease the specified amount.

INCREASES: If you increase the specified amount, we may require additional evidence of insurability that is satisfactory to us. The effective date of the increase will be the monthly anniversary on or next following our approval of the increase. The increase may not be less than $10,000 and we will not permit an increase after the insured's attained insurance age 85. We will have two years from the effective date of an increase in specified amount to contest the truth of statements or representations in the application for the increase in specified amount.

An increase in the specified amount will have the following effect on policy costs:

- Your monthly deduction will increase because the cost of insurance charge depends upon the specified amount.

-    Charges for certain optional insurance benefits may increase.

-    The minimum initial premium and the NLG premiums will increase.


-    The administrative charge will increase.


-    The surrender charge will increase.


At the time of the increase in specified amount, the cash surrender value of your policy must be sufficient to pay the monthly deduction on the next monthly date. The increased surrender charge will reduce the cash surrender value. If the remaining cash surrender value is not sufficient to cover the monthly deduction, we will require you to pay additional premiums within the 61-day grace period. If you do not, the policy will lapse unless the NLG option or the minimum initial premium period is in effect.

DECREASES: After the first policy year, you may decrease the specified amount,
(1) subject to all the following limitations:


-    Only one decrease per policy year is allowed.

- We reserve the right to limit any decrease to the extent necessary to qualify the policy as life insurance under the Code.

- After the decrease, the specified amount may not be less than the minimum amount shown in the policy.




- The effective date of any decrease in specified amount is the monthly date on or next following the date we receive your request.

Each increase in specified amount is treated as a new policy for purposes of applying the limitations on decreases. Thus, the first policy year for an increase is measured from the effective date of the increase.

(1) If you have the AdvanceSource rider on your policy and request a decrease in the policy specified amount, including decreases due to partial surrenders, you may impact the AdvanceSource rider specified amount and the remaining amount to be accelerated. After a decrease in the policy specified amount, if the remaining amount to be accelerated dividend by the new policy specified amount is greater than the maximum rider specified amount percent shown in the "Policy Data" section of the policy, then the rider specified amount and the remaining amount to be accelerated will be decreased. Any resulting decrease could cause a change in the maximum monthly benefit.

EXAMPLE

This example for 2001 CSO Policies assumes an initial specified amount of $100,000. In policy year 6, you increase the initial specified amount by $100,000. The current specified amount after this increase is $200,000. In policy year 10 (and 4 policy years after the effective date of the increase), you request a $125,000 decrease in the current specified amount. The maximum decrease permitted under these assumptions is limited to $75,000, and the specified amount after this decrease is $125,000, computed as follows:

Maximum reduction in initial specified amount in policy year 10:                               $  100,000 x .50 =  $     50,000
                                                                                                                =
Maximum reduction in increase in specified amount during the fourth policy year of increase:   $  100,000 x .25 =       +25,000
                                                                                                                   ------------
Maximum permitted reduction in current specified amount:                                                           $     75,000
Current specified amount before reduction:                                                                         $    200,000
Minus maximum permitted reduction in current specified amount:                                                          -75,000
                                                                                                                   ------------
Specified amount after reduction                                                                                   $    125,000

A decrease in specified amount will affect your costs as follows:

- Your monthly deduction will decrease because the cost of insurance charge depends upon the specified amount.

-    Charges for certain optional insurance benefits may decrease.

-    The minimum initial premium and the NLG premiums will decrease.


-    The administrative charge will not change.


-    The surrender charge will not change.

No surrender charge is imposed when you request a decrease in the specified amount.

We will deduct decreases in the specified amount from the current specified amount in this order:


-    First from the initial specified amount when the policy was issued, and





- Then from the increases successively following the initial specified amount.


This procedure may affect the cost of insurance if we have applied different risk classifications to the current specified amount. We will eliminate the risk classification applicable to the most recent increase in the specified amount first, then the risk classification applicable to the next most recent increase, and so on.


CHARITABLE GIVING BENEFIT



Under VUL 5 ES - NY only, if the policy's proceeds become payable upon death while the policy and this benefit are in force, we will pay a charitable gift amount to a charitable beneficiary you select.



The charitable gift amount equals 1% of the amount of the proceeds payable upon death up to a maximum of $100,000. We determine the charitable gift amount as of the date of the insured's death. We pay the charitable gift amount from our assets; it is not deducted from your policy's proceeds payable upon death.



The charitable beneficiary may be any organization described under Section 170(c) of the Code as an authorized recipient of charitable contributions. Generally, these are organizations exempt from federal income tax under Section 501(c)(3) of the Code.



If the charitable beneficiary you have designated is not in existence or is no longer qualified at the time the charitable gift amount is payable, or if state or federal law prohibits us from paying the charitable giving benefit to the charitable beneficiary you have designated, you (or your estate representative if you are the insured) may name a new charitable beneficiary. If you have not designated a charitable beneficiary, or if you have withdrawn your charitable beneficiary and have not designated a new one, we will not pay the charitable giving benefit.



You may select the charitable beneficiary at any time and you may change the charitable beneficiary once each policy year by written request. The change will take effect on the monthly date following the date we approve the request. You may designate only one charitable beneficiary at a time.



You may not assign the charitable giving benefit. The charitable giving benefit will terminate on the earliest of:



- the monthly date on or next following receipt at our home office of your written request to terminate the benefit; or

-    the date your policy terminates.


MISSTATEMENT OF AGE OR SEX

If the insured's age or sex has been misstated, the proceeds payable upon death will be:

-    the policy value on the date of death; plus

- the amount of insurance that would have been purchased by the cost of insurance deducted for the policy month during which death occurred, if that cost had been calculated using rates for the correct age and sex; minus

-    the amount of any outstanding indebtedness on the date of death.

SUICIDE


Suicide by the insured within two years from the policy date is not covered by the policy. If suicide occurs, the only amount payable to the beneficiary will be the premiums paid, minus any indebtedness and partial surrenders. If the insured commits suicide within two years from the effective date of an increase in specified amount, the amount payable for the additional specified amount will be limited to the monthly deductions for the additional specified amount.


BENEFICIARY

Initially, the beneficiary will be the person you designate in your application for the policy. You may change the beneficiary by giving us written notice, subject to requirements and restrictions stated in the policy. If you do not designate a beneficiary, or if the designated beneficiary dies before the insured, the beneficiary will be you, if living. If you are not living, the beneficiary will be your estate.

TRANSFERS BETWEEN THE FIXED ACCOUNT AND SUBACCOUNTS

You may transfer policy values from one subaccount to another or between subaccounts and the fixed account. (Certain restrictions apply to transfers involving the fixed account.) We will process your transfer on the valuation date we receive your request. If we receive your transfer request at our home office in good order before the close of business, we will process your transfer using the accumulation unit value we calculate on the valuation date we received your transfer request. If we receive your transfer request at our home office at or after the close of business, we will process your transfer using the accumulation unit value we calculate on the next valuation date after we received your transfer request. Before making a transfer, you should consider the risks involved in changing investments. We may suspend or modify transfer privileges at any time.

If you have the AdvanceSource rider on your policy, once benefit payments begin, any value in your subaccounts will be transferred to the fixed account as well as all future premium payments. Transfers to the subaccounts will not be allowed. At the end of the period of coverage, the portion of the policy value in excess of indebtedness due to us will remain in the fixed account until written request is made to transfer to any subaccounts. The request must be made within 30 days after the end of the period of coverage.

RESTRICTIONS ON TRANSFERS

Market timing can reduce the value of your investment in the policy. If market timing causes the returns of an underlying fund to suffer, policy value you have allocated to a subaccount that invests in that underlying fund will be lower too. Market timing can cause you, any joint owner of the policy and your beneficiary(ies) under the policy a financial loss.

WE SEEK TO PREVENT MARKET TIMING. MARKET TIMING IS FREQUENT OR SHORT-TERM TRADING ACTIVITY. WE DO NOT ACCOMMODATE SHORT-TERM TRADING ACTIVITIES. DO NOT BUY A POLICY IF YOU WISH TO USE SHORT-TERM TRADING STRATEGIES TO MANAGE YOUR INVESTMENT. THE MARKET TIMING POLICIES AND PROCEDURES DESCRIBED BELOW APPLY TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN THE POLICY. THE UNDERLYING FUNDS IN WHICH THE SUBACCOUNTS INVEST HAVE THEIR OWN MARKET TIMING POLICIES AND PROCEDURES. THE MARKET TIMING POLICIES OF THE UNDERLYING FUNDS MAY BE MORE RESTRICTIVE THAN THE MARKET TIMING POLICIES AND PROCEDURES WE APPLY TO TRANSFERS AMONG THE SUBACCOUNTS OF THE POLICY, AND MAY INCLUDE REDEMPTION FEES. WE RESERVE THE RIGHT TO MODIFY OUR MARKET TIMING POLICIES AND PROCEDURES AT ANY TIME WITHOUT PRIOR NOTICE TO YOU.

Market timing may hurt the performance of an underlying fund in which a subaccount invests in several ways, including but not necessarily limited to:

- diluting the value of an investment in an underlying fund in which a subaccount invests;

- increasing the transaction costs and expenses of an underlying fund in which a subaccount invests; and

- preventing the investment adviser(s) of an underlying fund in which a subaccount invests from fully investing the assets of the fund in accordance with the fund's investment objectives.

Funds available as investment options under the policy that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Also, the risks of market timing may be greater for underlying funds that invest in securities such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.

IN ORDER TO HELP PROTECT YOU AND THE UNDERLYING FUND FROM THE POTENTIALLY HARMFUL EFFECTS OF MARKET TIMING ACTIVITY, WE APPLY THE FOLLOWING MARKET TIMING POLICY TO DISCOURAGE FREQUENT TRANSFERS OF POLICY VALUE AMONG THE SUBACCOUNTS OF THE VARIABLE ACCOUNT:

WE TRY TO DISTINGUISH MARKET TIMING FROM TRANSFERS THAT WE BELIEVE ARE NOT HARMFUL, SUCH AS PERIODIC REBALANCING FOR PURPOSES OF AN ASSET ALLOCATION, DOLLAR-COST AVERAGING OR AN ASSET REBALANCING PROGRAM THAT MAY BE DESCRIBED IN THIS PROSPECTUS. THERE IS NO SET NUMBER OF TRANSFERS THAT CONSTITUTES MARKET TIMING. EVEN ONE TRANSFER IN RELATED ACCOUNTS MAY BE MARKET TIMING. WE SEEK TO RESTRICT THE TRANSFER PRIVILEGES OF A POLICY OWNER WHO MAKES MORE THAN THREE SUBACCOUNT TRANSFERS IN ANY 90 DAY PERIOD. WE ALSO RESERVE THE RIGHT TO REFUSE ANY TRANSFER REQUEST, IF, IN OUR SOLE JUDGMENT, THE DOLLAR AMOUNT OF THE TRANSFER REQUEST WOULD ADVERSELY AFFECT UNIT VALUES.

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your policy and the terms of your policy. These restrictions or modifications may include, but not be limited to:

-    requiring transfer requests to be submitted only by first-class U.S. mail;

- not accepting hand-delivered transfer requests or requests made by overnight mail;

-    not accepting telephone or electronic transfer requests;

-    requiring a minimum time period between each transfer;

-    not accepting transfer requests of an agent acting under power of attorney;

-    limiting the dollar amount that you may transfer at any one time;

-    suspending the transfer privilege; or

- modifying instructions under an automated transfer program to exclude a restricted fund if you do not provide new instructions.

Subject to applicable state law and the terms of each policy, we will apply the transfer policy described above to all policy owners uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.

We cannot guarantee that we will be able to identify and restrict all market timing activity. Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to restrict all market timing activity. In addition, state law and the terms of some policies may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the underlying funds and may result in lower policy values.

IN ADDITION TO THE MARKET TIMING POLICY DESCRIBED ABOVE, WHICH APPLIES TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR POLICY, YOU SHOULD CAREFULLY REVIEW THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS. THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS MAY BE MATERIALLY DIFFERENT THAN THOSE WE IMPOSE ON TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR POLICY AND MAY INCLUDE MANDATORY REDEMPTION FEES AS WELL AS OTHER MEASURES TO DISCOURAGE FREQUENT TRANSFERS. AS AN INTERMEDIARY FOR THE UNDERLYING FUNDS, WE ARE REQUIRED TO ASSIST THEM IN APPLYING THEIR MARKET TIMING POLICIES AND PROCEDURES TO TRANSACTIONS INVOLVING the PURCHASE AND EXCHANGE OF FUND SHARES. THIS ASSISTANCE MAY INCLUDE, BUT NOT BE LIMITED TO, PROVIDING THE UNDERLYING FUND UPON REQUEST WITH YOUR SOCIAL SECURITY NUMBER, TAXPAYER IDENTIFICATION NUMBER OR OTHER UNITED STATES GOVERNMENT-ISSUED IDENTIFIER AND THE DETAILS OF YOUR POLICY TRANSACTIONS INVOLVING THE UNDERLYING FUND. AN UNDERLYING FUND, IN ITS SOLE DISCRETION, MAY INSTRUCT US AT ANY TIME TO PROHIBIT YOU FROM MAKING FURTHER TRANSFERS OF POLICY VALUE TO OR FROM THE UNDERLYING FUND, AND WE MUST FOLLOW THIS INSTRUCTION. WE RESERVE THE RIGHT TO ADMINISTER AND COLLECT ON BEHALF OF AN UNDERLYING FUND ANY REDEMPTION FEE IMPOSED BY AN UNDERLYING FUND. MARKET TIMING POLICIES AND PROCEDURES ADOPTED BY UNDERLYING FUNDS MAY AFFECT YOUR INVESTMENT IN THE POLICY IN SEVERAL WAYS, INCLUDING BUT NOT LIMITED TO:

- Each fund may restrict or refuse trading activity that the fund determines, in its sole discretion, represents market timing.

- Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the policy, it is possible that the underlying fund's market timing policies and procedures, including instructions we receive from a fund, may require us to reject your transfer request. For example, while we disregard transfers permitted under any asset allocation, dollar-cost averaging or asset rebalancing program that may be described in this prospectus, we cannot guarantee that an underlying fund's market timing policies and procedures will do so. Orders we place to purchase fund shares for the variable account are subject to acceptance by the fund. We reserve the right to reject without prior notice to you any transfer request if the fund does not accept our order.

- Each underlying fund is responsible for its own market timing policy, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a fund has adopted. As a result, a fund's returns might be adversely affected, and a fund might terminate our right to offer its shares through the variable account.

- Funds that are available as investment options under the policy may also be offered to other intermediaries who are eligible to purchase and hold shares of the fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a fund's market timing policies, we cannot guarantee that other intermediaries purchasing that same fund's shares will do so, and the returns of that fund could be adversely affected as a result.

FOR MORE INFORMATION ABOUT THE MARKET TIMING POLICIES AND PROCEDURES OF AN UNDERLYING FUND, AND THE RISKS THAT MARKET TIMING POSE TO THAT FUND AND TO DETERMINE WHETHER AN UNDERLYING FUND HAS ADOPTED A REDEMPTION FEE, SEE THAT FUND'S PROSPECTUS.

FIXED ACCOUNT TRANSFER POLICIES

- You must make transfers from the fixed account during a 30-day period starting on a policy anniversary, except for automated transfers, which can be set up for monthly, quarterly or semiannual transfer periods.

- If we receive your request to transfer amounts from the fixed account within 30 days before the policy anniversary, the transfer will become effective on the anniversary.

- If we receive your request on or within 30 days after the policy anniversary, the transfer will be effective on the day we receive it.

- We will not accept requests for transfers from the fixed account at any other time.

- If you have made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary. We will waive this limitation once during the first two policy years if you exercise the policy's right to exchange provision. (See "Exchange Right.")

MINIMUM TRANSFER AMOUNTS

From a subaccount to another subaccount or the fixed account:

- For mail and telephone transfers -- $250 or the entire subaccount balance, whichever is less.

-    For automated transfers -- $50.

From the fixed account to a subaccount:

- For mail and telephone transfers -- $250 or the entire fixed account balance minus any outstanding indebtedness, whichever is less.

-    For automated transfers -- $50.

MAXIMUM TRANSFER AMOUNTS

None.

MAXIMUM NUMBER OF TRANSFERS PER YEAR

You may make transfers by mail or telephone. However, we reserve the right to limit transfers by mail or telephone to five per policy year. In addition to transfers by mail or telephone, you may make automated transfers subject to the restrictions described below.

AUTOMATED TRANSFERS


In addition to written and telephone requests, you can arrange to have policy value transferred from one account to another automatically. Your sales representative can help you set up an automated transfer.

AUTOMATED TRANSFER POLICIES

- Only one automated transfer arrangement can be in effect at any time. You can transfer policy values to one or more subaccounts and the fixed account, but you can transfer from only one account.

- You can start or stop this service by written request. You must allow seven days for us to change any instructions that are currently in place.

- You cannot make automated transfers from the fixed account in an amount that, if continued, would deplete the fixed account within 12 months.

- If you made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary.

- If you submit your automated transfer request with an application for a policy, automated transfers will not take effect until the policy is issued.

- If the value of the account from which you are transferring policy value is less than the $50 minimum, we will stop the transfer arrangement automatically.

- The balance in any account from which you make an automated transfer must be sufficient to satisfy your instructions. If not, we will suspend your entire automated arrangement until the balance is adequate.

- If we must suspend your automated transfer arrangement for six months, we reserve the right to discontinue the arrangement in its entirety.

- Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts. (EXCEPTION: The maximum number of transfers per year provision does not apply to automated transfers.)

-    You may make automated transfers by choosing a schedule we provide.

AUTOMATED DOLLAR-COST AVERAGING

You can use automated transfers to take advantage of dollar-cost averaging -- investing a fixed amount at regular intervals. For example, you might have a set amount transferred monthly from a relatively conservative subaccount to a more aggressive one, or to several others.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the underlying fund. Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit.

HOW DOLLAR-COST AVERAGING WORKS

                                                                                  NUMBER
BY INVESTING AN EQUAL NUMBER                     AMOUNT       ACCUMULATION       OF UNITS
OF DOLLARS EACH MONTH                MONTH      INVESTED       UNIT VALUE        PURCHASED
---------------------------------  ---------  ------------  ----------------  -------------
                                         Jan  $        100  $             20           5.00
                                         Feb           100                18           5.56
you automatically buy                    Mar           100                17           5.88
more units when the                      Apr           100                15           6.67
per unit market price is low             May           100                16           6.25
                                        June           100                18           5.56
                                        July           100                17           5.88
and fewer units                          Aug           100                19           5.26
when the per unit                       Sept           100                21           4.76
market price is high.                    Oct           100                20           5.00

You have paid an average price of only $17.91 per unit over the ten months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value, nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.

You may make dollar-cost averaging transfers by choosing a schedule we provide.




ASSET REBALANCING

Subject to availability, you can ask us in writing to reallocate the variable subaccount portion of your policy value according to the percentages (in whole percentage amounts) that you choose. The policy value must be at least $2,000 at the time of the rebalance. Asset rebalancing does not apply to the fixed account. We automatically will rebalance the variable subaccount portion of your policy value either quarterly, semiannually or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your policy value so that the value in each subaccount matches your current subaccount percentage allocations. We rebalance by transferring policy value between subaccounts. Transfers for this purpose are not subject to the maximum number of transfers provisions above.


You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your policy value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your sales representative.

POLICY LOANS

You may borrow against your policy by written or telephone request. (See "Two Ways to Request a Transfer, Loan or Surrender" for the address and telephone numbers for your requests.) Generally, we will process your loan within seven days after we receive your request in good order at our home office (for exceptions -- see "Deferral of Payments," under "Payment of Policy Proceeds"). We will mail loan payments to you by regular mail. If you request express mail delivery or an electronic fund transfer to your bank, we will charge a fee. For instructions, please contact your sales representative.

MINIMUM LOAN AMOUNTS

$500 or the remaining loan value, whichever is less.

MAXIMUM LOAN AMOUNTS

-    90% of the policy value minus surrender charges.

-    For phone requests, the maximum loan amount is $100,000.

The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. When we compute the amount available, we reserve the right to deduct from the loan value interest for the period until the next policy anniversary and monthly deductions that we will take until the next policy anniversary.

ALLOCATION OF LOANS TO ACCOUNTS

Unless you specify otherwise, we will make the loan from the fixed account and the subaccounts in proportion to their values at the end of the valuation period during which we receive your request. When we make a loan from a subaccount, we redeem accumulation units and transfer the proceeds into the fixed account. In determining these proportions, we first subtract the amount of any outstanding indebtedness from the fixed account value.

REPAYMENTS

We will allocate loan repayments to subaccounts and/or the fixed account using the premium allocation percentages in effect unless you tell us otherwise. Repayments must be in amounts of at least $25.

OVERDUE INTEREST

If you do not pay accrued interest when it is due, we will increase the amount of indebtedness in the fixed account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. We will take that interest from the fixed account and the subaccounts with value on a pro-rata basis. If the value in the fixed account or any subaccount is not enough to pay the interest allocated, we will take all of the interest from all of the accounts in proportion to their value, minus indebtedness.

EFFECT OF POLICY LOANS


A policy loan, whether or not repaid, affects cash value over time because the loan amount is subtracted from the subaccounts and/or fixed account as collateral. The loan collateral does not participate in the investment performance of the subaccounts. The loan collateral earns interest at the minimum rate guaranteed in the fixed account at the applicable guaranteed interest rate. (See "The Fixed Account.") A loan reduces the policy surrender value. If the loan causes the cash surrender value to drop to zero, the policy will lapse. The death benefit is reduced by loan indebtedness. A loan may also cause the NLG or minimum initial premium period to terminate.



If you have the AdvanceSource rider on your policy, upon notice of claim, additional policy loans are not permitted. This does not include policy loans taken to pay for interest due on an existing policy loan. If there is an outstanding policy loan at the time of an AdvanceSource rider monthly benefit payment, that benefit payment will be reduced to repay a portion of the policy loan.


POLICY SURRENDERS

You may take a full or a partial surrender by written request. We may, but are not required to, accept a full or partial surrender request from you by phone. (See "Two Ways to Request a Transfer, Loan or Surrender" for address and telephone numbers for your requests.) We will process your surrender request on the valuation date we receive it. If we receive your surrender request at our home office before the close of business, we will process your surrender using the accumulation unit value we calculate on the valuation date we received your surrender request. If we receive your surrender request at our home office in good order at or after the close of business, we will process your surrender using the accumulation unit value we calculate on the next valuation date after we received your surrender request. We may require you to return your policy. Generally, we will process your payment within seven days (for exceptions -- see "Deferral of Payments" under "Payment of Policy Proceeds"). We will mail surrender payments to you by regular mail. If you request express mail delivery, we will charge a fee. You may also request that payment be wired to your bank. We will charge a fee if you request an electronic fund transfer to your bank. For instructions, please contact your sales representative.

TOTAL SURRENDERS

If you surrender your policy, you receive its cash surrender value, which is the policy value minus outstanding indebtedness and applicable surrender charges. (See "Loads, Fees and Charges.")

PARTIAL SURRENDERS

After the first policy year, you may take a partial surrender of any amount from $500 up to 90% of the policy's cash surrender value. Partial surrenders by telephone are limited to $100,000. Unless you specify otherwise, we will make partial surrenders from the fixed account and subaccounts in proportion to their values at the end of the valuation period during which we receive your request. In determining these proportions, we first subtract the amount of any outstanding indebtedness from the fixed account value.

EFFECT OF PARTIAL SURRENDERS

- A partial surrender will reduce the policy value by the amount of the partial surrender and the partial surrender charge. (See "Fee Tables" and "Loads, Fees and Charges.")

- A partial surrender will reduce the death benefit by the amount of the partial surrender and charge, or, if the death benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.


- A partial surrender may terminate the NLG option. We deduct the surrender amount from total premiums you paid, which may reduce the total below the level required to keep the NLG in effect.


- If Option 1 is in effect, a partial surrender will reduce the specified amount by the amount of the partial surrender and charge. We will deduct this decrease from the current specified amount in this order:


     First from the initial specified amount when the policy was issued;






     Then from the increases successively following the initial specified amount.


Because they reduce the specified amount, partial surrenders may affect the cost of insurance. We will not allow a partial surrender if it would reduce the specified amount below the required minimum. (See "Decreases" under "Proceeds Payable Upon Death.")

- If Option 2 is in effect, a partial surrender does not affect the specified amount.

TWO WAYS TO REQUEST A TRANSFER, LOAN OR SURRENDER

Provide your name, policy number, Social Security Number or Taxpayer Identification Number* when you request a transfer, loan or partial surrender.

1 BY MAIL

Regular mail:

RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK
20  MADISON AVENUE EXTENSION
P.O. BOX 5144
ALBANY, NY 12203

Express mail:
RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK
20  MADISON AVENUE EXTENSION
ALBANY, NY 12203

* Failure to provide a Social Security Number or Taxpayer Identification Number may result in mandatory income tax withholding on the taxable portion of the distribution.

2 BY PHONE

1-800-541-2251 (TOLL FREE)
1-518-869-8613 (LOCAL)

- We answer telephone requests promptly, but you may experience delays when call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

- We will honor any telephone transfer, loan or partial surrender requests believed to be authentic and will use reasonable procedures to confirm that they are. These include asking identifying questions and recording calls. As long as these procedures are followed, neither we nor our affiliates will be liable for any loss resulting from fraudulent requests.

- We make telephone transfers, loans and partial surrenders available automatically. If you do not want telephone transfers, loans and partial surrenders to be made from your account, please write and tell us.

PAYMENT OF POLICY PROCEEDS

We will pay policy proceeds when:

-    you surrender the policy; or

-    the insured dies.


We pay all proceeds by check (unless the beneficiary has chosen to have death benefit proceeds directly deposited into another Ameriprise Financial, Inc. account). Additional options available under the policy are described in "Payment Options." We will compute the amount of the death benefit and pay it in a lump sum unless you select one of the payment options below. We will pay interest at a rate not less than 1% per year on death proceeds from the date of the insured's death to the settlement date (the date on which we pay proceeds in a lump sum or we first place them under a payment option).


PAYMENT OPTIONS

During the insured's lifetime, you may request in writing that we pay policy proceeds under one or more of the three payment options below. The beneficiary may also select a payment option, unless you say that he or she cannot. You decide how much of the proceeds will be placed under each option (minimum:
$5,000). We will transfer any such amount to our general investment account. You may also make a written request to change a prior choice of payment option or, if we agree, to elect a payment option other than the three listed below. Unless we agree otherwise, payments under all options must be made to a natural person.


OPTION A -- INTEREST PAYMENTS: We will pay interest on any proceeds placed under this option at a rate of 1% per year compounded annually, at regular intervals and for a period that is agreeable to both you and us. At the end of any payment interval, you may withdraw proceeds in amounts of at least $100. At any time, you may withdraw all of the proceeds that remain or you may place them under a different payment option approved by us.


OPTION B -- PAYMENTS FOR A SPECIFIED PERIOD: We will make fixed monthly payments for the number of years you specify. We will furnish monthly amounts for payment periods at your request, without charge.


OPTION C -- LIFETIME INCOME: We will make monthly payments for the life of the person (payee) who is to receive the income. We will guarantee payment for 5, 10 or 15 years. We will furnish settlement rates for any year, age and sex, or any combination of year, age and sex at your request, without charge.


DEFERRAL OF PAYMENTS

We reserve the right to defer payments of cash surrender value, policy loans or variable death benefits in excess of the specified amount if:

-    the payment includes a premium payment check that has not cleared;

-    the NYSE is closed, except for normal holiday and weekend closings;

-    trading on the NYSE is restricted, according to SEC rules;

- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

- the SEC permits us to delay payments for the protection of security holders.

- the Columbia Variable Portfolio - Cash Management Fund suspends payments of redemption proceeds in connection with a liquidation of the fund. In that case we will delay payment of any transfer, surrender, loan or death benefit from the fund until the fund is liquidated.


We may delay payment of any loans or surrenders from the fixed account up to six months from the date we receive the request in good order. If we postpone the payment of the surrender proceeds by more than 10 days, we will pay you interest on the amount surrendered at an annual rate of 1% for the period of postponement.

FEDERAL TAXES

The following is a general discussion of the policy's federal income tax implications. It is not intended as tax advice. Because the effect of taxes on the value and benefits of your policy depends on your individual situation, YOU SHOULD CONSULT A TAX ADVISOR TO FIND OUT HOW THESE GENERAL CONSIDERATIONS APPLY TO YOU. The discussion is based on our understanding of current federal income tax laws and of how the IRS currently interprets them. Both the laws and their interpretation may change.

You should make the decision as to who the owner and the beneficiary will be after consultation with your tax and legal advisors. These decisions may significantly affect the amount due for income tax, gift tax and estate or inheritance tax and also your ownership rights to the policy.

The policy is intended to qualify as a life insurance policy for federal income tax purposes. To that end, the provisions of the policy are to be interpreted to ensure or maintain this tax qualification. We reserve the right to change the policy in order to ensure that it will continue to qualify as life insurance for tax purposes. We will send you a copy of any changes.

FEDERAL INCOME TAX REPORTING AND WITHHOLDING: If any amounts are (or are deemed to be) current taxable income to the policy owner, such amounts will generally be subject to federal income tax and possibly a tax penalty, and may be subject to withholding pursuant to the Code. (See "Taxation of Policy Proceeds.") Such amounts will also be subject to tax reporting. Reporting may also be required in the event of a policy exchange or other distributions from the policy even if no amounts are currently subject to tax. State income tax reporting and withholding may also apply.

DIVERSIFICATION AND INVESTOR CONTROL: A variable life insurance policy must meet a diversification test under Section 817(h) of the Code and is subject to an investor control rule. Failure to meet either of these tests means that a life insurance policy fails to qualify as a life insurance policy for federal income tax purposes. The diversification test requires the underlying funds to be invested in a diversified portfolio of assets based on IRS rules. The investor control rule has been established in a number of published rulings issued by the IRS. According to the IRS, determining whether the policy owner has sufficient incidents of ownership over assets invested in the subaccounts to be considered the owner of those assets depends on all of the relevant facts and circumstances. The IRS has provided guidance on several factors that, if present, would suggest investor control exists, or, alternatively, would indicate that investor control does not exist. The IRS has to date not yet ruled on several other issues. We reserve the right to modify the policy, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccounts' assets.

RIVERSOURCE LIFE OF NY'S TAX STATUS

We are taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the fund in which the subaccount invests and becomes part of the subaccount's value. This investment income, including realized capital gains, is not subject to any withholding for federal or state income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable life insurance policies or in our tax status as we then understand it.

TAXATION OF POLICY PROCEEDS


DEATH BENEFIT PROCEEDS: The death benefit paid to the beneficiary generally is not considered income to the beneficiary and is not subject to federal income taxes. When the proceeds are paid on or after the insured's attained insurance age 120, if the amount received plus any indebtedness exceeds your investment in the policy, the excess may be taxable as ordinary income.


DEATH BENEFIT PROCEEDS UNDER PAYMENT OPTION A: The death benefit proceeds are not subject to income tax, but payments of interest are and will be reported as taxable.

DEATH BENEFIT PROCEEDS UNDER PAYMENT OPTIONS B AND C: A portion of each payment will be taxed as ordinary income and a portion will be considered a return of the beneficiary's investment in the policy and will not be taxed. The beneficiary's investment in the policy is the death benefit proceeds applied to the payment options. Under Option C only, any payments made after the investment in the policy is fully recovered will be subject to tax. Any taxable earnings will be reported to you.

PRE-DEATH PROCEEDS (SEE THE FOLLOWING TABLE.): Generally, part or all of any pre-death proceeds received through full surrender, lapse, partial surrender, policy loan, assignment of policy value, or payment options may be subject to federal income tax as ordinary income to the extent of earnings that are distributed. It is possible that the amount of taxable income generated at the lapse or surrender of a policy with a loan may exceed the actual amount of cash received. In some cases, the tax liability depends on whether the policy is a modified endowment contract (explained in the following table). The taxable amount may also be subject to an additional 10% penalty tax if the policy is a modified endowment contract and you are younger than age 59 1/2. (See "Penalty tax" under "Modified Endowment Contracts.")

                SOURCE OF PROCEEDS                                    TAXABLE PORTION OF PRE-DEATH PROCEEDS
NON-MODIFIED ENDOWMENT CONTRACTS:                   TAXABLE PORTION OF PRE-DEATH PROCEEDS:
Full surrender:                                     You will be taxed on the amount received, plus any indebtedness, minus your investment in the policy.(1) You will be taxed on any earnings generated in the policy -- earnings in policy cash value and earnings previously taken via existing loans. It could be the case that a policy with a relatively small existing cash surrender value could have significant earnings that will be taxed upon surrender of the policy.

Lapse:                                              You will be taxed on any indebtedness minus your investment in the policy.(1) You will be taxed on any earnings generated in the policy --
                                                    earnings in policy cash value and earnings previously taken via existing loans. It could be the case that a policy with a relatively small existing cash surrender value could have significant earnings that will be taxed upon lapse of the policy.

Partial Surrenders:                                 Generally, if the amount received is greater than your investment in the policy,(1) the amount in excess of your investment is taxable. However, during the first 15 policy years, a different amount may be taxable if the partial surrender results in or is necessitated by a reduction in benefits.

Policy loans and assignments and pledges:           None.(2)

MODIFIED ENDOWMENT CONTRACTS:(3)                    TAXABLE PORTION OF PRE-DEATH PROCEEDS:

Full surrender:                                     You will be taxed on the amount received, plus any indebtedness, minus your investment in the policy.(1) You will be taxed on any earnings generated in the policy -- earnings in policy cash value and earnings previously taken via existing loans.

Lapse:                                              You will be taxed on any indebtedness minus your investment in the policy.(1)

Partial Surrenders:                                 You will be taxed on the lesser of:

                                                    -  the amount received; or

                                                    -  policy value minus your investment in the policy.(1)

Policy loans and assignments and pledges:           You will be taxed on the lesser of:

                                                    -  the amount of the loan/assignment; or

                                                    -  policy value minus your investment in the policy.(1)

PAYMENT OPTIONS: PRE-DEATH PROCEEDS (APPLICABLE TO  OPTION A: Treated as a full surrender and earnings are taxed and may be
NON-MODIFIED ENDOWMENT CONTRACTS AND MODIFIED       subject to an additional 10% penalty tax for modified endowment
ENDOWMENT CONTRACTS):                               contracts. Interest is taxed (but not subject to an additional 10%
                                                    penalty tax).

                                                    OPTIONS B AND C: A portion of each payment is taxed and a portion is considered a return on investment in the policy(1) and not taxed. Any indebtedness at the time the option is elected is treated as a partial surrender and earnings are taxed (and may be subject to an additional
                                                    10% penalty tax for modified endowment contracts). Payments made after the investment in the policy(1) is fully recovered are taxed (and may be subject to an additional 10% penalty tax for modified endowment contracts).

(1) Investment in the policy is equal to premiums paid, minus the nontaxable portion of any previous partial surrenders, plus taxable portion of any previous policy loans (for non-modified endowment contracts, it is unlikely that any previous policy loans were taxable).

(2) However, should the policy later be surrendered or lapse with outstanding indebtedness, see discussion related to "full surrender" or "lapse" under "Source of Proceeds" in the "Non-modified Endowment Contracts" section shown above for the explanation of tax treatment.

(3) Any taxable portion of pre-death proceeds may be subject to a 10% penalty tax (exceptions apply -- see "Penalty tax" under "Modified Endowment Contracts.")

MODIFIED ENDOWMENT CONTRACTS

Your policy is a modified endowment contract if the premiums you pay in the first seven years of the policy, or the first seven years following a material change, exceed certain limits.

If you exchanged a policy that is a modified endowment contract, your new policy also will be a modified endowment contract. If you exchanged a policy that is a non-modified endowment contract, your new policy may become a modified endowment contract.

We have procedures for monitoring whether your policy becomes a modified endowment contract. We calculate modified endowment contract limits when we issue the policy. We base these limits on the benefits we provide under the policy and on the risk classification, sex and age of the insured. We recalculate these limits later if certain increases or reductions in benefits occur.

If you pay a premium that causes your policy to become a modified endowment contract under the Code, we will notify you in writing. If you do not want your policy to remain a modified endowment contract, you can choose one of the following options within the time period stated in the notice:

- ask us to refund the excess premium that caused the policy to become a modified endowment contract, plus interest; or

- ask us to apply the excess premium to your policy at a later date when it would not cause the policy to become a modified endowment contract.

You do not have to choose either of these options, but your policy will then remain a modified endowment contract for the life of the policy. (See "Modified Endowment Contracts" in the table under "Taxation of Policy Proceeds.")

INCREASES IN BENEFITS: We recalculate limits when an increase is a "material change." Almost any increase you request, such as an increase in specified amount, the addition of a rider benefit or an increase in an existing rider benefit,(1) is a material change. An automatic increase under the terms of your policy, such as an increase in death benefit due to operation of the applicable percentage table described in the "Proceeds Payable upon Death" section or an increase in policy value growth under Option 2, generally is not a material change. A policy becomes a modified endowment contract if premiums you pay in the first seven years following a material change exceed the recalculated limits.

REDUCTIONS IN BENEFITS: When you reduce benefits within seven years after we issue the policy or after the most recent material change, we recalculate the limits as if the reduced level of benefits had been in effect for the entire applicable seven-year period. In most cases, this recalculation will further restrict the amount of premiums that you can pay without exceeding modified endowment contract limits. If the premiums you have already paid exceed the recalculated limits, the policy will become a modified endowment contract with applicable tax implications even if you do not pay any further premiums.

DISTRIBUTIONS AFFECTED: Modified endowment contract rules apply to distributions in the year the policy becomes a modified endowment contract and in all subsequent years. In addition, the rules apply to distributions taken two years before the policy becomes a modified endowment contract because the IRS presumes that you took a distribution in anticipation of that event.

SERIAL PURCHASE OF MODIFIED ENDOWMENT CONTRACTS: The IRS treats all modified endowment contracts issued by the same insurer (or possibly affiliated companies of the insurer) to the same owner during any calendar year as one policy for purposes of determining the amount of any loan or distribution that is taxable.

PENALTY TAX: If a policy is a modified endowment contract, the taxable portion of pre-death proceeds from a full surrender, lapse, partial surrender, policy loan or assignment of policy value or certain payment options may be subject to a 10% penalty tax unless:

-    the distribution occurs on or after the date that the owner attains age
     59 1/2;

- the distribution is attributable to the owner becoming disabled (within the meaning of Section 72(m)(7) of the Code); or

- the distribution is part of a series of substantially equal periodic payments made at least once a year over the life (or life expectancy) of the owner or over the joint lives (or life expectancies) of the owner and the owner's beneficiary.

(See "Taxation of Policy Proceeds" "Pre-death proceeds" and accompanying table.)




OTHER TAX CONSIDERATIONS

INTEREST PAID ON POLICY LOANS: Generally, no deduction is allowed for interest on any policy loan except as provided by Section 264(e) of the Code. Section 264(e) allows a deduction for interest paid or accrued after Oct. 13, 1995, on certain policy loans up to $50,000 only for key person insurance purchased by employers. Other significant limitations apply. In addition, no deduction is allowed for interest on any policy loan (even under Section 264(e)) if the loan interest is "personal interest".

POLICY CHANGES: Changing ownership, exchanging or assigning the policy may have income, gift and estate tax consequences, depending on the circumstances.

1035 EXCHANGES: See "Exchange/Replacement Risk" under "Policy Risk" for potential risks associated with 1035 exchanges. Section 1035 of the Code permits nontaxable exchanges of certain insurance policies, endowment contracts, annuity contracts and qualified long-term care insurance contracts while providing for continued tax deferral of earnings. In addition, Section 1035 permits the carryover of the cost basis from the old policy or contract to the new policy or contract. A 1035 exchange is a transfer from one policy or contract to another policy or contract. The following are nontaxable exchanges: (1) the exchange of a life insurance policy for another life insurance policy or for an endowment, annuity or qualified long-term care insurance contract, (2) the exchange of an endowment contract for an annuity or qualified long-term care insurance contract, or for an endowment contract under which payments will begin no later than payments would have begun under the contract exchanged, (3) the exchange of an annuity contract for another annuity contract or for a qualified long-term care insurance contract, and (4) the exchange of a qualified long-term care insurance contract for a qualified long-term care insurance contract. Additionally, other rules apply. Depending on the issue date of your original policy or contract, there may be tax or other benefits that are given up to gain the benefits of the new policy or contract. Consider whether the features and benefits of the new policy or contract outweigh any tax or other benefits of the old policy or contract. If the life insurance policy has an outstanding loan, there may be tax consequences.

OTHER TAXES: Federal estate tax, state and local estate or inheritance tax, federal or state gift tax and other tax consequences of ownership or receipt of policy proceeds will also depend on the circumstances. Currently, partial exchanges of life insurance policies are not allowed under the Code. All of these laws are subject to change.

TAX-DEFERRED RETIREMENT PLANS: The policy may be used in conjunction with certain retirement plans that are already tax-deferred under the Code. The policy will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is tax-deferred. Since the rules governing such use are complex, a purchaser should consult a competent pension consultant, tax advisor and legal advisor prior to purchasing a policy in conjunction with a retirement plan, and consider, without limitation, (i) the deductibility to the employer and the inclusion in gross income to the employee of amounts used to purchase insurance in conjunction with a qualified retirement plan, (ii) the taxation of insurance proceeds upon death for insurance in conjunction with a qualified retirement plan, (iii) purchase of insurance in conjunction with the retirement plan, (iv) any limitation on the amount of life insurance that is allowed to be purchased by a qualified plan in order for a plan to maintain its qualified status, and (v) the tax treatment of the policy should the policy be distributed by a qualified plan to a participant in the qualified plan.

On July 6, 1983, the Supreme Court held in Norris v. Arizona Governing Committee that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Since the policy's cost of insurance rates and purchase rates for certain settlement options distinguish between men and women, employers and employee organizations should consult with their legal advisors before purchasing the policy for any employment-related insurance or benefit program.

EMPLOYER-OWNED LIFE INSURANCE: The Pension Protection Act (PPA) passed in August of 2006 and enacted Section 101(j) of the Code. This section adds new requirements that business owners/employers must meet regarding employer-owned life insurance (EOLI). An EOLI policy is any life insurance policy owned by a person engaged in a trade or business and under which such person or any related person is directly or indirectly a beneficiary under the policy; the policy covers the life of an employee of the employer (or a related person).

To be tax free, an EOLI policy must meet one of four enumerated conditions and must provide notice to, and receive consent from, covered employees. A Form 8925 must be filed with the IRS that requires the employer to provide the IRS with certain information regarding the EOLI policy. Finally, the regulations impose recordkeeping requirements on the employer (or certain other persons).

ADVANCESOURCE RIDER: This rider is intended to be federally tax-qualified long-term care insurance under Section 7702B(b) of the Code, as adopted by the Health Insurance Portability and Accountability Act of 1996 -- Public Law 104-191. Benefits received under the rider are intended to qualify for exclusion from federal income tax within the limits of the Code. Receipt of benefits in excess of those limits may be taxable. For this purpose, benefits under other contracts paying long-term care benefits are included in determining whether benefits exceed the limits imposed by the Code. Any charges for this rider that are deducted from the cash value of the life insurance contract will not be included in taxable income. The investment in the contract, however, is reduced (but not below zero) by the amount of the charge.

SPLIT DOLLAR ARRANGEMENTS

The following is a general discussion of the federal income tax implications of a split dollar arrangement entered into under the regulations issued on Sept. 11, 2003 and that apply to arrangements entered into or materially modified after Sept. 17, 2003. You should consult your legal and tax advisors before developing or entering into a split dollar arrangement.

A life insurance policy purchased as part of a split dollar arrangement provides funding for individual cash value life insurance. The arrangement divides or "splits" between two parties the death benefit and the cash value of the policy or other economic benefits under the contract. The objective of a split dollar arrangement is to join together the life insurance needs of one party with the premium paying ability of another. Often this means cooperation between an employee and his or her employer, but the arrangement may be used in other relationships -- corporation-shareholder, parent-child, donor-donee.

The Treasury regulations define a split dollar life insurance arrangement as any arrangement between an owner of a life insurance contract and a non-owner of the contract under which either party to the arrangement pays all or part of the premiums, and one of the parties paying the premiums is entitled to recover (either conditionally or unconditionally) all or any portion of those premiums and such recovery is to be made from, or is secured by, the proceeds of the contract. The definition is not intended to include life insurance plans where only one party has all the rights to the policy such as group-term plans (Section 79 of the Code), executive bonus arrangements or key-person plans.

MUTUALLY EXCLUSIVE REGIMES

The regulations provide for two mutually exclusive regimes for taxing split-dollar life insurance arrangements. The regulations apply for purposes of income tax, gift tax, FICA, FUTA, RRTA, SECA, and wage withholding. The regulations require both the owner and non-owner of a life insurance contract to fully account for all amounts under the arrangement under the rules that apply to the regime under which the arrangement is taxed.

     - ECONOMIC BENEFIT SPLIT DOLLAR: Under the economic benefit regime, the owner of the life insurance contract is treated as providing economic benefits to the non-owner of the contract. The economic benefit regime generally will govern the taxation of endorsement arrangements. In addition, a special rule requires the economic benefit regime to apply (and the loan regime not to apply) to any split-dollar life insurance arrangement if: (i) the arrangement is entered into in connection with the performance of services, and the employee or service provider is not the owner of the life insurance contract; or (ii) the arrangement is entered into between a donor and a donee (for example, a life insurance trust) and the donee is not the owner of the life insurance contract.

          The value of the economic benefits, reduced by any consideration paid by the non-owner to the owner, is treated as transferred from the owner to the non-owner. The tax consequences of that transfer will depend on the relationship between the owner and the non-owner. Thus, the transfer may constitute a payment of compensation, a dividend, a gift, or a transfer having a different tax character. The possible economic benefits provided to the non-owner can include the value of current life insurance coverage, any portion of the cash surrender value available to the non-owner, and any other economic benefit.

     - LOAN (COLLATERAL ASSIGNMENT) SPLIT DOLLAR: Under the loan regime, the non-owner of the life insurance policy is treated as loaning the amount of its premium payments to the owner of the policy. Generally, the policy is held as collateral for the loan. The loan regime generally will govern the taxation of collateral assignment arrangements. Under the regulations, a payment made pursuant to a split dollar arrangement is a split dollar loan and the owner and non-owner are treated, respectively, as borrower and lender if (i) the payment is made either directly or indirectly by the non-owner to the owner; (ii) the payment is either a loan under general principals of Federal tax law or a reasonable person would expect the payment to be repaid in full to the non-owner (whether with or without interest); and (iii) the repayment is to be made from, or is secured by, either the policy's death benefit proceeds or its cash surrender value. If a split dollar loan does not provide for sufficient interest, the loan generally is treated as a below-market split dollar loan subject to
          Section 7872 of the Code and Section 1.7872-15 of the Treasury regulations. If the split dollar loan provides for sufficient interest, then, except as provided in Section 1.7872-15 of the Treasury regulations, the loan is subject to the general rules for debt instruments (including the rules for original issue discount under Sections 1271 through 1275 of the Code). In general, interest on a split dollar loan is not deductible by the borrower.

EOLI REQUIREMENTS MAY APPLY

For situations in which the owner and beneficiary of a policy is the employer of an insured employee, the requirements of Section 101(j) of the Code may apply (see "Employee-Owned Life Insurance"). IRS Notice 2008-42 provides guidance to the application of Section 101(j) to split-dollar arrangements. Discuss your situations with appropriate legal counsel.

TAXATION -- DETERMINED BY POLICY OWNERSHIP

The tax treatment will depend on the structure of the agreement and who is deemed to be the owner of the policy. The specific tax ramifications (i.e. compensation, gift taxes, etc.) will depend on the relationship between the owner and the non-owner. The regulations have taken a simple approach to determine which of the two regimes applies, based on policy ownership. Generally, the owner is the person named as owner under the policy. However, certain exceptions apply and special rules are provided for determining the owner if two or more persons are designated as policy owners or where different types of trusts hold the policy. If you are considering a split dollar arrangement, you should consult your legal and tax advisor.

SECTION 409A

The regulations under Section 409A of the Code explain that a split-dollar life insurance policy may be subject to the general rules for the taxation of non-qualified deferred compensation plans in Section 409A. IRS Notice 2007-34 provides guidance regarding the application of Section 409A to split-dollar arrangements.

DISTRIBUTION OF THE POLICY

RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as the principal underwriter and general distributor of the policy. Its office is located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.

SALES OF THE POLICY

- Only securities broker-dealers ("selling firms") registered with the SEC and members of the FINRA may sell the policy.

- The policies are continuously offered to the public through authorized selling firms. We and RiverSource Distributors have a sales agreement with the selling firm. The sales agreement authorizes the selling firm to offer the policies to the public. We agree to pay the selling firm (or an affiliated insurance agency) for policies its sales representatives sell. The selling firm may be required to return sales commissions under certain circumstances including but not limited to when policies are returned under the free look period.

PAYMENTS TO THE SELLING FIRMS


-    TO BE FILED BY AMENDMENT.


- We may utilize other or additional compensation plans, including compensation plans that pay additional compensation when volume goals we set are achieved. These goals may be based on total sales in a period we establish and may include sales of other insurance and investment products we or an affiliate offer. As noted below, compensation plans which vary with the volume of sales may create conflicts of interest.

- In addition to commissions, we may, in order to promote sales of the policies, and as permitted by applicable laws and regulations, pay or provide selling firms with other promotional incentives in cash, credit or other compensation. We generally (but may not) offer these promotional incentives to all selling firms. The terms of such arrangements differ between selling firms. These promotional incentives may include but are not limited to:

     - sponsorship of marketing, educational, due diligence and compliance meetings and conferences we or the selling firm may conduct for sales representatives, including subsidy of travel, meal, lodging, entertainment and other expenses related to these meetings;

     - marketing support related to sales of the policy including for example, the creation of marketing materials, advertising and newsletters;

     -    providing services to policy owners; and

     - funding other events sponsored by a selling firm that may encourage the selling firm's sales representatives to sell the policy.

These promotional incentives or reimbursements may be calculated as a percentage of the selling firm's aggregate, net or anticipated sales and/or total assets attributable to sales of the policy, and/or may be a fixed dollar amount. As noted below, this additional compensation may cause the selling firm and its sales representatives to favor the policies.

SOURCES OF PAYMENTS TO SELLING FIRMS

- We pay the commissions and other compensation described above from our assets.

-    Our assets may include:

     - revenues we receive from fees and expenses that you will pay when buying, owning and surrendering the policy (see "Fee Tables");

     - compensation we or an affiliate receive from the underlying funds in the form of distribution and services fees (see "The Variable Account and the Funds -- The funds");

     - compensation we or an affiliate receive from a fund's investment adviser, subadviser, distributor or an affiliate of any of these (see "The Variable Account and the Funds -- The funds"); and

     - revenues we receive from other contracts and policies we sell that are not securities and other businesses we conduct.

- You do not directly pay the commissions and other compensation described above as the result of a specific charge or deduction under the policy. However, you may pay part or all of the commissions and other compensation described above indirectly through:

     - fees and expenses we collect from policy owners, including surrender charges; and

     - fees and expenses charged by the underlying funds in which the subaccounts you select invest, to the extent we or one of our affiliates receive revenue from the funds or an affiliated person.

POTENTIAL CONFLICTS OF INTEREST

Compensation payment arrangements with selling firms can potentially:

- give selling firms a heightened financial incentive to sell the policy offered in this prospectus over another investment with lower compensation to the selling firm.

- cause selling firms to encourage their sales representatives to sell you the policy offered in this prospectus instead of selling you other alternative investments that may result in lower compensation to the selling firm.

- cause a selling firm to grant us access to its sales representatives to promote sales of the policy offered in this prospectus, while denying that access to other firms offering similar policies or other alternative investments which may pay lower compensation to the selling firm.

PAYMENTS TO SALES REPRESENTATIVES

- The selling firm pays its sales representatives. The selling firm decides the compensation and benefits it will pay its sales representatives.

- To inform yourself of any potential conflicts of interest, ask your sales representative before you buy how the selling firm and its sales representatives are being compensated and the amount of the compensation that each will receive if you buy the policy.

LEGAL PROCEEDINGS

Life insurance companies have been the subject of increasing regulatory, legislative and judicial scrutiny. Numerous state and federal regulatory agencies have commenced examinations and other inquiries of insurance companies regarding sales and marketing practices (including sales to older consumers and disclosure practices), claims handling, and unclaimed property and escheatment practices and procedures. With regard to an industry-wide investigation of unclaimed property and escheatment practices and procedures, RiverSource Life of NY is responding to a request for information from the New York insurance regulators which was sent to all life insurers conducting business in New York.

RiverSource Life of NY is involved in the normal course of business in a number of other legal and arbitration proceedings concerning matters arising in connection with the conduct of its business activities. RiverSource Life of NY believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material adverse impact on results of operations in any particular reporting period as the proceedings are resolved.

POLICY ILLUSTRATIONS

The following tables illustrate how policy values, cash surrender values and death benefits can change over time based on specific assumptions about investment returns, expenses, risk classification of the insured, death benefit, premiums, loans and partial surrenders. A change in any of the assumptions will change the illustrated results.

You may obtain illustrations like those shown below based on the particular characteristics of the person you want to insure by contacting us at the address or telephone number on the first page of the prospectus. If you purchase a policy, we will provide you with a projection of future death benefits and policy values upon written request. This projection will be based on assumptions to which we agree as to specified amount, death benefit option and future premium payments.

UNDERSTANDING THE ILLUSTRATIONS


RATES OF RETURN: The illustrations uniformly assume gross rates of return 0%, 6% or 12% for each policy year. These gross rates of return do not reflect the deduction of charges and expenses of the funds.

EXPENSES: The policy values illustrated reflect the deduction of the following expenses:

-    Premium expense charges;

-    Cost of insurance charges;

-    Policy fees;

-    Mortality and expense risk charges; and

-    Annual operating expenses of the funds.

We show the impact of the cost of insurance charges, policy fees and the mortality and expense risk charges under two different scenarios:


-    Current charges for the policies; and



-    Guaranteed charges for the policies.



All charges reflected in the illustrated policy values below are described in detail in the sections entitled "Fee Tables" and "Loads, Fees and Charges." These sections describe where these charges differ between VUL 5 - NY and VUL 5 ES - NY. These differences are reflected in the illustrated policy values. These sections also describe when the various charges are deducted. The illustrated policy values reflect the timing of these deductions, however, they do not reflect charges for optional insurance benefits. Adding optional insurance benefits which have charges (see "Fee Tables") would result in additional charges, which would reduce the illustrated policy values.



We show the impact of the annual operating expenses of the funds by using the arithmetic average of annual operating expenses (including management fees, 12b-1 fees and other expenses) of all funds listed in the fee tables. The arithmetic average of all fund operating expenses used in the following illustrations is 1.01% of average daily net assets. Actual policy values would reflect the annual operating expenses of each fund in which policy values were invested and therefore may be higher or lower than those illustrated using the arithmetic average of all fund operating expenses.



RISK CLASSIFICATION OF THE INSURED: The illustrations assume the insured is a male, age 40, in our preferred nontobacco risk classification. Illustrated policy values would be lower if this assumed insured did not qualify as a nontobacco risk or nonsmoker risk, as applicable.


DEATH BENEFIT: The death benefit illustrated is Option 1, a level death benefit. If Option 2 were selected, illustrated policy values would be lower and the death benefit would be greater than what is illustrated.


PREMIUMS: The illustrations for VUL 5 - NY assume that a premium of $4,500 is paid in full at the beginning of each policy year. The illustrations for VUL 5 ES - NY assume that a premium of $30,000 is paid in full at the beginning of each policy year. Results would differ if:


-    Premiums were not paid in full at the beginning of each policy year.

-    Premium amounts were different.

LOANS AND PARTIAL SURRENDERS: The policy values illustrated assume no loans or partial surrenders are taken. If loans or partial surrenders were taken, illustrated policy values would be lower.





ILLUSTRATIONS TO BE FILED BY AMENDMENT.



VUL 5 - NY
ILLUSTRATION
-----------------------------------------------------------------------------------------------------------------------------------
INITIAL SPECIFIED AMOUNT $400,000                        MALE - AGE 40                                        CURRENT COSTS ASSUMED
DEATH BENEFIT OPTION 1                                PREFERRED NONTOBACCO                                    ANNUAL PREMIUM $3,500
-----------------------------------------------------------------------------------------------------------------------------------
                 PREMIUM(1)
                 ACCUMULATED             DEATH BENEFIT                     POLICY VALUE                  CASH SURRENDER VALUE
END OF           WITH ANNUAL      ASSUMING HYPOTHETICAL GROSS       ASSUMING HYPOTHETICAL GROSS       ASSUMING HYPOTHETICAL GROSS
POLICY            INTEREST        ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
YEAR                AT 5%          0%        6%         12%         0%         6%         12%         0%         6%          12%
-------------  ---------------  --------  --------  -----------  --------  ---------  -----------  ---------  ---------  ----------
      1
      2
      3
      4
      5

      6
      7
      8
      9
     10

     15
     20
     25
     30
     35

     40
     45
     50
     55
     60


(1) This information is for comparative purposes only. There is no such option available under your policy.

THE ABOVE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT CONSIDER THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, POLICY VALUE AND CASH SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF RETURNS AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. WE DO NOT REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

VUL 5 ESTATE SERIES - NY
ILLUSTRATION
-----------------------------------------------------------------------------------------------------------------------------------
INITIAL SPECIFIED AMOUNT $2,000,000                            MALE - AGE 40                                 CURRENT COSTS ASSUMED
DEATH BENEFIT OPTION 1                                      PREFERRED NONTOBACCO                             ANNUAL PREMIUM $25,000
-----------------------------------------------------------------------------------------------------------------------------------
                 PREMIUM(1)
                 ACCUMULATED             DEATH BENEFIT                    POLICY VALUE                   CASH SURRENDER VALUE
END OF           WITH ANNUAL      ASSUMING HYPOTHETICAL GROSS      ASSUMING HYPOTHETICAL GROSS        ASSUMING HYPOTHETICAL GROSS
POLICY            INTEREST        ANNUAL INVESTMENT RETURN OF      ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
YEAR                AT 5%          0%        6%         12%         0%         6%         12%          0%         6%         12%
-------------  ---------------  --------  --------  -----------  --------  ---------  -----------  ---------  ---------  ----------
      1
      2
      3
      4
      5

      6
      7
      8
      9
     10

     15
     20
     25
     30
     35

     40
     45
     50
     55
     60


(1) This information is for comparative purposes only. There is no such option available under your policy.

THE ABOVE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT CONSIDER THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, POLICY VALUE AND CASH SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF RETURNS AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. WE DO NOT REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

VUL 5 - NY
ILLUSTRATION
-----------------------------------------------------------------------------------------------------------------------------------
INITIAL SPECIFIED AMOUNT $400,000                              MALE - AGE 40                               GUARANTEED COSTS ASSUMED
DEATH BENEFIT OPTION 1                                      PREFERRED NONTOBACCO                             ANNUAL PREMIUM $3,500
-----------------------------------------------------------------------------------------------------------------------------------
                 PREMIUM(1)
                 ACCUMULATED             DEATH BENEFIT                    POLICY VALUE                   CASH SURRENDER VALUE
END OF           WITH ANNUAL      ASSUMING HYPOTHETICAL GROSS      ASSUMING HYPOTHETICAL GROSS        ASSUMING HYPOTHETICAL GROSS
POLICY            INTEREST        ANNUAL INVESTMENT RETURN OF      ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
YEAR                AT 5%          0%        6%         12%         0%         6%         12%          0%         6%         12%
-------------  ---------------  --------  --------  -----------  --------  ---------  -----------  ---------  ---------  ----------
      1
      2
      3
      4
      5

      6
      7
      8
      9
     10

     15
     20
     25
     30
     35

     40
     45
     50
     55
     60


(1) This information is for comparative purposes only. There is no such option available under your policy.

THE ABOVE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT CONSIDER THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, POLICY VALUE AND CASH SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF RETURNS AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. WE DO NOT REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

VUL 5 ESTATE SERIES - NY
ILLUSTRATION
-----------------------------------------------------------------------------------------------------------------------------------
INITIAL SPECIFIED AMOUNT $2,000,000                      MALE - AGE 40                                     GUARANTEED COSTS ASSUMED
DEATH BENEFIT OPTION 1                                PREFERRED NONTOBACCO                                  ANNUAL PREMIUM $25,000
-----------------------------------------------------------------------------------------------------------------------------------
                 PREMIUM(1)
                 ACCUMULATED             DEATH BENEFIT                      POLICY VALUE                  CASH SURRENDER VALUE
END OF           WITH ANNUAL      ASSUMING HYPOTHETICAL GROSS       ASSUMING HYPOTHETICAL GROSS       ASSUMING HYPOTHETICAL GROSS
POLICY            INTEREST        ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
YEAR                AT 5%          0%        6%         12%         0%         6%         12%          0%         6%         12%
-------------  ---------------  --------  --------  -----------  --------  ---------  -----------  ---------  ---------  ----------
     1
     2
     3
     4
     5

     6
     7
     8
     9
    10

    15
    20
    25
    30
    35

    40
    45
    50
    55
    60


(1) This information is for comparative purposes only. There is no such option available under your policy.

THE ABOVE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT CONSIDER THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, POLICY VALUE AND CASH SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF RETURNS AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. WE DO NOT REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

KEY TERMS

These terms can help you understand details about your policy.

ACCELERATED BENEFIT INSURED: This person is the insured of the policy to which the AdvanceSource rider is attached.

ACCUMULATION UNIT: An accounting unit used to calculate the policy value of the subaccounts prior to the insured's death.

ADULT DAY CARE: A program that provides a protective environment and preventive, remedial and restorative services for part of the 24-hour day.

ADULT DAY CARE CENTER: A place that is licensed to provide adult day care by the state. If not licensed, it must meet certain criteria listed in the AdvanceSource rider.

ADVANCESOURCE RIDER: In this prospectus, "AdvanceSource rider" refers to the AdvanceSource Accelerated Benefit Rider for Chronic Illness.

ADVANCESOURCE RIDER SPECIFIED AMOUNT: The maximum death benefit amount that may be accelerated under the AdvanceSource rider. This amount is chosen in your application for the rider and is shown in the "Policy Data" section of the policy.

ASSISTED LIVING FACILITY: A facility that provides ongoing care and related services to inpatients in one location.

ATTAINED INSURANCE AGE: The insured's insurance age plus the number of policy anniversaries since the policy date. Attained insurance age changes only on a policy anniversary.


CASH SURRENDER VALUE: Proceeds received if you surrender the policy in full, or the amount payable if the insured's death occurs on or after the insured has attained insurance age 120. The cash surrender value equals the policy value minus indebtedness and any applicable surrender charges.


CHRONICALLY ILL INDIVIDUAL: An individual who has been certified by a licensed health care practitioner within the last 12 months as being unable to perform (without substantial assistance from another person) at least two activities of daily living for a period of at least 90 days due to a loss of functional capacity; or requiring substantial supervision to protect such individual from threats to health and safety due to cognitive impairment.

CLOSE OF BUSINESS: The time the New York Stock Exchange (NYSE) closes, 4 p.m., Eastern time unless the NYSE closes earlier.

CODE: The Internal Revenue Code of 1986, as amended.

COGNITIVE IMPAIRMENT: A deficiency in a person's short-term memory; orientation as to person, place, and time; deductive or abstract reasoning; or judgment as it relates to safety awareness.

DEATH BENEFIT VALUATION DATE: The date of the insured's death when death occurs on a valuation date. If the insured does not die on a valuation date, then the death benefit valuation date is the next valuation date following the date of the insured's death.

DURATION: The number of years a policy is in force. For example, Duration 1 is the first year the policy is in force and Duration 15 is the 15th year the policy is in force.

ELIGIBILITY FOR THE PAYMENT OF BENEFITS CONDITIONS: Eligibility requirements for claim payments include the following: 1) A current written eligibility certification from a licensed health care practitioner that certifies the accelerated benefit insured is a chronically ill individual; and 2) Proof that the accelerated benefit insured received or is receiving qualified long-term care services pursuant to a plan of care; and 3) Proof that the elimination period has been satisfied; and 4) Written notice of claim and proof of loss, as described in the "Claim Provisions" section of the rider.

ELIMINATION PERIOD: The number of days of qualified long-term care services that are required while the AdvanceSource rider is in force before any benefit is available under the rider. The elimination period is shown in the "Policy Data" section of the policy. The dates of service need not be continuous; however, the elimination period must be satisfied within a period of 730 consecutive days. The elimination period must be satisfied only once while this rider is in force. Once all conditions for eligibility for the payment of benefits have been met, benefits will be payable for services used to satisfy the elimination period.

FIXED ACCOUNT: The general investment account of RiverSource Life of NY. The fixed account is made up of all of RiverSource Life of NY's assets other than those held in any separate account.

FIXED ACCOUNT VALUE: The portion of the policy value that you allocate to the fixed account, including indebtedness.

FUNDS: Mutual funds or portfolios, each with a different investment objective. (See "The Variable Account and the Funds.") Each of the subaccounts of the variable account invests in a specific one of these funds.

GOOD ORDER: We cannot process your transaction request relating to the policy until we have received the request in good order at our home office. "Good order" means the actual receipt of the requested transaction in writing, along with all information, forms and supporting legal documentation necessary to effect the transaction. To be in "good order," your instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions. This information and documentation generally includes your completed request; the policy number; the transaction amount (in dollars); the names of and allocations to and/or from the subaccounts and the fixed account affected by the requested transaction; the signatures of all policy owners, exactly as registered on the policy, if necessary; Social Security Number or Taxpayer Identification Number; and any other information, forms or supporting documentation that we may require. With respect to purchase requests, "good order" also generally includes receipt of sufficient payment by us to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in good order, and we reserve the right to change or waive any good order requirements at any time.

HOME HEALTH CARE: Personal assistance and care provided by a home health care provider in a private home or by an adult day care center.

HOME HEALTH CARE PROVIDER: An agency or person who provides home health care.

HOSPITAL: A place which, by law, provides care and treatment for sick or injured persons as resident bed patients.

INDEBTEDNESS: All existing loans on the policy plus interest that has either been accrued or added to the policy loan.


INSURANCE AGE: The insured's age, based upon his or her nearest birthday on the date of the application.


INSURED: The person whose life is insured by the policy.

LAPSE: The policy ends without value and no death benefit is paid.

LICENSED HEALTH CARE PRACTITIONER: A physician, a registered nurse, a licensed social worker, or any other individual who meets the requirements as may be prescribed by the U.S. Secretary of the Treasury.

LONG-TERM CARE FACILITY: A facility, other than the acute care unit of a hospital, that provides skilled nursing care, intermediate care, or custodial care, and is licensed by the appropriate state licensing agency or if not licensed maintains a registered nurse or licensed practical nurse on duty at all times to supervise a 24-hour nursing service, a doctor to supervise the operation of the facility, a planned program of policies and procedures that were developed with the advice of a professional group including at least one doctor or nurse, and a doctor available to furnish emergency medical care. Please see your AdvanceSource rider for further details.

MINIMUM INITIAL PREMIUM: The premium required to keep the minimum initial premium period in effect. We show the minimum initial premium in your policy.

MINIMUM INITIAL PREMIUM PERIOD: A period of time during the first five policy years when the policy will not lapse even if the cash surrender value is less than the amount needed to pay the monthly deduction. This feature is in effect if you meet certain premium payment requirements.

MONTHLY BENEFIT PAYMENT: The amount paid to the owner, or to any individual authorized to act on behalf of the owner, for a calendar month of qualified long-term care services received by the accelerated benefit insured.

MONTHLY BENEFIT PERCENT: The percentage (1%, 2% or 3%) which is elected at issue and shown in the "Policy Data" section of the policy.

MONTHLY DATE: The same day each month as the policy date. If there is no monthly date in a calendar month, the monthly date is the first day of the next calendar month.

NET AMOUNT AT RISK: A portion of the death benefit, equal to the total current death benefit minus the policy value. This is the amount to which we apply cost of insurance rates in determining the monthly cost of insurance.

NET PREMIUM: The premium paid minus the premium expense charge.


NO LAPSE GUARANTEE (NLG): A feature of the policy guaranteeing the policy will remain in force even if the cash surrender value is insufficient to pay the monthly deduction. This feature is in effect if you meet certain premium payment requirements.



- NO LAPSE GUARANTEE TO AGE 75 (NLG-75) guarantees the policy will not lapse before the insured's attained insurance age 75 (or 10 policy years, if later).



     NLG-75 PREMIUM: The premium required to keep the NLG-75 in effect. The NLG-75 premium is shown in your policy. It depends on the insured's insurance age, duration, sex (unless unisex rates are required by law), risk classification, optional insurance benefits added by rider and the initial specified amount.





NOTICE OF CLAIM: The written notice required to be submitted in order to start a claim.

OWNER: The entities to which, or individuals to whom, we issue the policy or to whom you subsequently transfer ownership. In the prospectus "you" and "your" refer to the owner.

PLAN OF CARE: A written plan for long-term care services designed especially for the accelerated benefit insured.

POLICY ANNIVERSARY: The same day and month as the policy date each year the policy remains in force.

POLICY DATE: The date we issue the policy and from which we determine policy anniversaries, policy years and policy months.

POLICY VALUE: The sum of the fixed account value plus the variable account value.




PROCEEDS: The amount payable under the policy as follows:


- Upon death of the insured prior to the date the insured has attained insurance age 120, proceeds will be the death benefit in effect as of the date of the insured's death, minus any indebtedness.



- Upon death of the insured on or after the insured has attained insurance age 120, proceeds will be the greater of:


     - the policy value on the date of the insured's death minus any indebtedness on the date of the insured's death; or

     - the policy value at the insured's attained insurance age 120 minus any indebtedness on the date of the insured's death.


-    On surrender of the policy, the proceeds will be the cash surrender value.

PROOF OF LOSS: A signed form with a written statement and additional documentation needed by us in order to pay benefits under the AdvanceSource rider to the owner.

QUALIFIED LONG-TERM CARE SERVICES: Necessary diagnostic, preventive, therapeutic, curing, treating, mitigating and rehabilitative services, and maintenance or personal care services, which are:

1.   required for treatment of a chronically ill individual; and

2. provided pursuant to a plan of care prescribed by a licensed health care practitioner; and

3. provided in a long-term care facility, an assisted living facility, an adult day care center, or by a home health care provider.

RISK CLASSIFICATION: A group of insureds that RiverSource Life of NY expects will have similar mortality experience.

RIVERSOURCE LIFE OF NY: In this prospectus, "we," "us," "our" and "RiverSource Life of NY" refer to RiverSource Life Insurance Co. of New York.

SCHEDULED PREMIUM: A premium you select at the time of application, of a level amount, at a fixed interval of time.


SPECIFIED AMOUNT: An amount we use to determine the death benefit and the proceeds payable upon death of the insured prior to the insured's attained insurance age 120. We show the initial specified amount in your policy.


SUBACCOUNTS: One or more of the investment divisions of the variable account, each of which invests in a particular fund.

SUBSTANTIAL SUPERVISION: Continual supervision (which may include cuing by verbal prompting, gestures, or other demonstrations) by another person that is necessary to protect the severely cognitively impaired individual from threats to his or her health or safety (such as may result from wandering).

SURRENDER CHARGE: A charge we assess against the policy value at the time of surrender, or if the policy lapses, during the first ten years of the policy and for ten years after an increase in coverage.

VALUATION DATE: Any normal business day, Monday through Friday, on which the New York Stock Exchange (NYSE) is open, up to the close of business. At the close of business, the next valuation date begins.

VALUATION PERIOD: The interval that commences at the close of business on each valuation date and goes up to the close of business on the next valuation date.

VARIABLE ACCOUNT: RiverSource of New York Account 8 consisting of subaccounts, each of which invests in a particular fund. The policy value in each subaccount depends on the performance of the particular fund.

VARIABLE ACCOUNT VALUE: The sum of the values that you allocate to the subaccounts of the variable account.




FINANCIAL STATEMENTS

You can find our audited financial statements and the audited financial statements of the divisions, which are comprised of subaccounts, in the SAI. The SAI does not include audited financial statements for divisions that are new (if any) and have no activity as of the financial statement date.

                       THIS PAGE LEFT BLANK INTENTIONALLY

(RIVERSOURCE INSURANCE LOGO)

RiverSource Life Insurance Co. of New York
20 Madison Avenue Extension
Albany, NY 12203
1-800-541-2251

 Additional information about RiverSource of New York Account 8 (Registrant) is included in the SAI. The SAI and personal illustrations of death benefits, cash surrender values, and policy values are available, without charge, upon request. To request the SAI or a personal illustration, or for other inquiries about the policies, contact your sales representative or RiverSource Life Insurance Co. of
  New York at the telephone number and address listed below. The SAI dated the same date as this prospectus, is incorporated by reference into this prospectus.

                   RiverSource Life Insurance Co. of New York
                  20 Madison Avenue Extension, Albany, NY 12203
                                 1-800-541-2251
                         riversource.com/life insurance

 You may review and copy information about the Registrant, including the SAI, at the SEC's Public Reference Room in Washington, D.C. (for information about the public reference room call 1-202-942-8090). Reports and other information about the Registrant are available on the EDGAR Database on the SEC's Internet site at
    www.sec.gov. Copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address:
 publicinfo@sec.gov, or by writing to the Public Reference Section of the SEC,
                  100 F. Street, N.E., Washington, D.C. 20549.

                      Investment Company Act File #811-5213

   RiverSource Distributors, Inc. (Distributor), Member FINRA. Insurance and annuity products are issued by RiverSource Life Insurance Co. of New York, Albany, New York. Both companies are affiliated with Ameriprise Financial
Services, Inc. Only RiverSource Life Insurance Co. of New York is authorized to sell insurance and annuities in New York.

     (C) 2008-2012 RiverSource Life Insurance Company. All rights reserved.

(11/12)

PART B: STATEMENT OF ADDITIONAL INFORMATION

                            STATEMENT OF ADDITIONAL
                                  INFORMATION
                                      FOR

             RIVERSOURCE(R) VARIABLE UNIVERSAL LIFE 5 (VUL 5 - NY)
            RIVERSOURCE(R) VARIABLE UNIVERSAL LIFE 5 - ESTATE SERIES
                                (VUL 5 ES - NY)

                                  -----, 2012

ISSUED BY:  RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK
            20 Madison Avenue Extension
            P.O. Box 5144
            Albany, NY 12203
            Telephone: 1-800-541-2251
            (Home Office)
            Website address: riversource.com/lifeinsurance
            RIVERSOURCE OF NEW YORK ACCOUNT 8
            (previously IDS Life of New York Account 8)

RiverSource of New York Account 8 is a separate account of RiverSource Life Insurance Co. of New York (RiverSource Life of NY). This Statement of Additional Information (SAI) is not a prospectus. It should be read together with the prospectus dated the same date as this SAI, which may be obtained by writing or calling us at the address and telephone number above.

TABLE OF CONTENTS

Information  about RiverSource Life of NY ...................................... p.3
Principal Underwriter .......................................................... p.3
The Variable Account ........................................................... p.4
Additional Information about the Operation of the Policies ..................... p.4
Revenues Received During Calendar Year 2011 .................................... p.4
Independent Registered Public Accounting Firms ................................. p.4
Financial Statements

INFORMATION ABOUT RIVERSOURCE LIFE OF NY

We are a stock life insurance company organized in 1972 under the laws of the state of New York and are located at 20 Madison Avenue Extension, Albany, NY 12203. Our mailing address is: 20 Madison Avenue Extension, P.O. Box 5144, Albany, NY 12205.

We conduct a conventional life insurance business in the state of New York. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

OWNERSHIP

RiverSource Life of NY, a New York corporation is a wholly-owned subsidiary of RiverSource Life Insurance Company, a Minnesota Corporation which is a wholly-owned subsidiary of Ameriprise Financial, Inc. (Ameriprise Financial). The Ameriprise Financial family of companies offers not only insurance and annuities, but also mutual funds, investment certificates and a broad range of financial management services.

STATE REGULATION

We are subject to the laws of New York governing insurance companies and to regulation by the New York State Department of Financial Services (the Department). We file an annual statement in a prescribed form with the Department. Our books and accounts are subject to review by the Department at all times and a full examination of our operations is conducted periodically.

REPORTS

At least once a year we will mail to you, at your last known address of record, a report containing all information required by law or regulation, including a statement showing the current policy value.

RATING AGENCIES

Generally, RiverSource Life of NY does not receive individual ratings from rating agencies but receives the same ratings as its parent, RiverSource Life Insurance Company. Rating agencies evaluate the financial soundness and claims-paying ability of insurance companies on a number of different factors. These ratings reflect each agency's estimation of our ability to meet our contractual obligations such as paying death benefits and other distributions. As such, the ratings relate to our fixed account and not to the subaccounts. This information generally does not relate to the management or performance of the subaccounts.

For detailed information on the agency rating given to us, see "Debt & Ratings Information" under "Investors Relations" on our website at ameriprise.com or contact your sales representative. You also may view our current ratings by visiting the agency websites directly at:

A.M. Best                                         www.ambest.com

Fitch                                             www.fitchratings.com

Moody's                                           www.moodys.com/insurance

Standard & Poor's                                 www.standardandpoors.com

A.M. Best -- Rates insurance companies for their financial strength.
Fitch -- Rates insurance companies for their claims-paying ability.
Moody's -- Rates insurance companies for their financial strength.
Standard & Poor's -- Rates insurance companies for their financial strength.

PRINCIPAL UNDERWRITER

RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as principal underwriter for the policy, which is offered on a continuous basis. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is registered with the Securities and Exchange Commission under the Securities Act of 1934 as a broker dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The policies are offered to the public through certain securities broker-dealers that have entered into sales agreements with us and RiverSource Distributors and whose personnel are legally authorized to sell life insurance products. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.

The aggregate dollar amount of underwriting commissions paid to RiverSource Distributors by RiverSource Life of NY for the variable accounts in 2011 was $26,901,811; in 2010 was $22,718,221; and in 2009 was $17,842,976. RiverSource
Distributors retains no underwriting commissions from the sale of the policy.

THE VARIABLE ACCOUNT

We established the variable account on Sept. 12, 1985, under New York law. It is registered as a single unit investment trust under the Investment Company Act of 1940. This registration does not involve any SEC supervision of the variable account's management or investment practices or policies.

The variable account meets the definition of a separate account under federal securities laws. Other variable life insurance policies that are not described in this statement of additional information also invest in subaccounts of the variable account.

ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE POLICIES

To be filed by Amendment.

REVENUES RECEIVED DURING CALENDAR YEAR 2011

The following table shows the funds ranked according to highest to lowest total dollar amounts the funds and their affiliates paid to RiverSource Life Insurance Company and its affiliates in 2011. Some of these funds may not be available under your policy. Please see your policy prospectus regarding the investment options available to you.

Affiliated  Funds* ............................................................. $ 375,323,649
Fidelity>> Variable Insurance Products ......................................... $  11,211,449
Oppenheimer Variable Account Funds ............................................. $   7,731,600
Invesco Variable Insurance Funds/Invesco Van Kampen Variable Insurance Funds ... $   6,416,521
AllianceBernstein  Variable Products Series Fund, Inc. ......................... $   3,863,548
Franklin>> Templeton>> Variable Insurance Products Trust ....................... $   3,689,040
American Century>> Variable Portfolios, Inc. ................................... $   3,226,293
Wells  Fargo Advantage Variable Trust Funds .................................... $   2,668,938
MFS>> Variable Insurance TrustSM ............................................... $   2,652,876
Goldman Sachs Variable Insurance Trust ......................................... $   2,628,979
Janus Aspen Series ............................................................. $   2,104,576
Eaton Vance Variable Trust ..................................................... $   1,540,399
PIMCO Variable Insurance Trust ................................................. $   1,511,877
Morgan  Stanley UIF ............................................................ $   1,222,625
Credit Suisse Trust ............................................................ $     967,210
Putnam Variable Trust .......................................................... $     886,796
Royce Capital Fund ............................................................. $     333,149
Third Avenue Variable Series Trust ............................................. $     284,955
Neuberger Berman Advisers Management Trust ..................................... $     141,445
Dreyfus Investment Portfolios/Dreyfus  Variable Investment Fund ................ $     110,050
Calvert Variable Series, Inc. .................................................. $     104,488
Legg Mason Partners Variable Portfolios ........................................ $      41,396
Lincoln Variable Insurance Products Trust ...................................... $       2,074
Lazard Retirement Series, Inc. ................................................. $       1,336
J.P. Morgan  Series Trust II ................................................... $       1,145

* Affiliated Funds include funds offered under: Columbia Funds Variable Insurance Trust, Columbia Funds Variable Insurance Trust I, Columbia Funds Variable Series Trust II and Wanger Advisors Trust.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

     To be filed by Amendment.

FINANCIAL STATEMENTS

     To be filed by Amendment.

PART C: OTHER INFORMATION

Item 26. Exhibits - Except as noted below, all required exhibits have been previously filed and are incorporated by reference from prior Registration Statements of the Depositor.

(a)(1) Resolution of Board of Directors of IDS Life of New York authorizing the Trust, adopted September 12, 1985, filed as Exhibit 1.A.(1) to Registrant's Form N-8B-2 with Post-Effective Amendment No. 11, File No. 33-15290 is incorporated herein by reference.

(a)(2) Consent in writing to establish additional subaccounts filed electronically as Exhibit 10 to Pre-Effective Amendment No. 1 to the Registration Statement No. 333-44644 is incorporated herein by reference.

(a)(3) Board Resolution for establishment of 81 subaccounts dated March 20, 2005, filed electronically as Exhibit (a)(3) to Registrant's Post-Effective Amendment No. 21 is incorporated herein by reference.

(a)(4) Resolution of the Board of Directors of IDS Life Insurance Company of New York adopting and approving Agreement and Plan of Merger band subsequent name changes, dated Aug. 29, 2006, filed electronically as Exhibit 1.11 to Post-Effective Amendment No. 22 to Registration Statement No. 333-91691, is incorporated herein by reference.

(a)(5) Board Resolution for establishment of 91 subaccounts dated April 24, 2007, filed electronically as Exhibit (a)(5) to Post-Effective Amendment No. 23 to Registration Statement No. 333-44644 is incorporated herein by reference.

(a)(6) Board Resolution for establishment of 101 subaccounts dated April 15, 2011, filed electronically as Exhibit (a)(5) to Post-Effective Amendment No. 25 to Registration Statement No. 333-42257 is incorporated herein by reference.

(a)(7) Board Resolution for establishment of new subaccounts will be filed by amendment.

(b) Not applicable.

(c) Form of Principal Underwriter Agreement for RiverSource Life Insurance Co. of New York Variable Annuities and Variable Life Insurance filed electronically as Exhibit 3.1 to the Initial Registration Statement on Form N-4 for RiverSource of New York Variable Annuity Account 2 (previously ACL Variable Annuity Account
2), RiverSource(SM) Variable Annuity, RiverSource Innovations(SM) Select Variable Annuity and RiverSource Innovations(SM) Variable Annuity, on or about Jan. 2, 2007, is incorporated herein by reference.

(d)(1) Copy of Flexible Premium Variable Life Insurance Policy is filed electronically herewith.

(d)(2) Copy of Waiver of Monthly Deduction Rider for Total Disability is filed electronically herewith.

(d)(3) Copy of Waiver of Specified Premium Rider for Total Disability is filed electronically herewith.

(d)(4) Copy of Children's Level Term Insurance Rider is filed electronically herewith.

(d)(5) Copy of Accidental Death Benefit Rider is filed electronically herewith.

(d)(6) Copy of Accelerated Benefit Rider for Terminal Illness filed electronically as Exhibit (d)(12) to Post-Effective Amendment No. 29 to Registration Statement No. 333-44644 is incorporated herein by reference.

(d)(7) Copy of Automatic Increase Benefit Rider filed electronically as Exhibit 1.A.(5)(f) to Pre-Effective Amendment No. 1 to Registration Statement No. 333-44644 is incorporated herein by reference.

(d)(8) Copy of Overloan Protection Benefit is filed electronically herewith.

(d)(9) Copy of AdvanceSource (R) Accelerated Benefit Rider for Chronic Illness filed electronically as Exhibit (d)(11) to Post-Effective Amendment No. 29 to Registration Statement No. 333-44644 is incorporated herein by reference.

(d)(10) Copy of Endorsement to the Flexible Premium Variable Life Insurance Policy (VUL IV/VUL IV-ES) filed electronically as Exhibit (d)(13) to Post-Effective Amendment No. 29 to Registration Statement No. 333-44644 is incorporated herein by reference.

(e)(1)Form of Application for Life and Disability Income Insurance is filed electronically herewith.

(e)(2) Application Form for the Accelerated Benefit Rider for Chronic Illness filed electronically as Exhibit (e)(2) to Post-Effective Amendment No. 29 to Registration Statement No. 333-44644 is incorporated herein by reference.

(f)(1) Copy of Charter of RiverSource Life Insurance Co. of New York dated Dec. 31, 2006, filed electronically as Exhibit 27(f)(1) to Post-Effective Amendment No. 22 to Registration Statement 333-44644 is incorporated herein by reference.

(f)(2) Copy of Amended and Restated By-Laws of RiverSource Life Insurance Co. of New York filed electronically as Exhibit 27(f)(2) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.

(g)(1) Redacted copy of Automatic YRT Reinsurance Agreement between IDS Life Insurance Company of New York and Reinsurer, dated August 18, 2003, and identified as Treaty Number 9141-00-00 filed electronically as Exhibit (g)(1) to Registrant's Post-Effective Amendment No. 22, File No. 333-44644 is incorporated herein by reference.

(g)(2) Redacted copy of Amendment to Automatic YRT Agreement dated August 18, 2003, and identified as Treaty Number 9141-00-00, between IDS Life Insurance Company of New York and Reinsurer, effective January 1, 2005, filed electronically as Exhibit (g)(2) to Registrant's Post-Effective Amendment No. 22, File No. 333-44644 is incorporated herein by reference.

(g)(3) Redacted copy of Second Amendment to Automatic YRT Agreement dated August 18, 2003, and identified as Treaty Number 9141-00-00 between IDS Life Insurance Company of New York and Reinsurer filed electronically as Exhibit (g)(3) to Registrant's Post-Effective Amendment No. 22, File No. 333-44644 is incorporated herein by reference.

(g)(4) Redacted copy of Automatic YRT Reinsurance Agreement between IDS Life Insurance Company of New York and Reinsurer, dated August 18, 2003, and identified as Treaty Number 3092 filed electronically as Exhibit (g)(4) to Registrant's Post-Effective Amendment No. 22, File No. 333-44644 is incorporated herein by reference.

(g)(5) Redacted copy of Amendment to Automatic YRT Agreement dated August 18, 2003, and identified as Treaty Number 3092, between IDS Life Insurance Company of New York and Reinsurer, effective January 1, 2005, filed electronically as Exhibit (g)(5) to Registrant's Post-Effective Amendment No. 22, File No. 333-44644 is incorporated herein by reference.

(g)(6) Redacted copy of Amendment to Automatic YRT Agreement dated August 18, 2003, and identified as Treaty Number 3092, between IDS Life Insurance Company of New York and Reinsurer, effective January 1, 2005, filed electronically as Exhibit (g)(6) to Registrant's Post-Effective Amendment No. 22, File No. 333-44644 is incorporated herein by reference.

(g)(7) Redacted copy of Amendment to Automatic YRT Agreement dated August 18, 2003, and identified as Treaty Number 3092 between IDS Life Insurance Company of New York and Reinsurer filed electronically as Exhibit (g)(7) to Registrant's Post-Effective Amendment No. 22, File No. 333-44644 is incorporated herein by reference.

(g)(8) Redacted copy of Automatic YRT Reinsurance Agreement between IDS Life Insurance Company of New York and Reinsurer, dated August 18, 2003, and identified as Treaty Number 1158 filed electronically as Exhibit (g)(8) to Registrant's Post-Effective Amendment No. 22, File No. 333-44644 is incorporated herein by reference.

(g)(9) Redacted copy of Automatic YRT Reinsurance Agreement between IDS Life Insurance Company of New York and Reinsurer, dated August 18, 2003, and identified as Treaty Number 0322-6386 filed electronically as Exhibit (g)(9) to Registrant's Post-Effective Amendment No. 22, File No. 333-44644 is incorporated herein by reference.

(g)(10) Redacted copy of Amendment Number 1 to the Automatic YRT Reinsurance Agreement dated August 18, 2003, between IDS Life Insurance Company of New York and Reinsurer, effective January 1, 2004, filed electronically as Exhibit
(g)(10) to Registrant's Post-Effective Amendment No. 22, File No. 333-44644 is incorporated herein by reference.

(g)(11) Redacted copy of Automatic and Facultative Reinsurance Agreement, Yearly Renewable Term, between IDS Life Insurance Company of New York and Reinsurer, dated November 15, 2000, filed electronically as Exhibit (g)(11) to Registrant's Post-Effective Amendment No. 22, File No. 333-44644 is incorporated herein by reference.

(g)(12) Redacted copy of Automatic and Facultative Reinsurance Agreement, Yearly Renewable Term, between IDS Life Insurance Company of New York and Reinsurer, dated November 15, 2000, filed electronically as Exhibit (g)(12) to Registrant's Post-Effective Amendment No. 22, File No. 333-44644 is incorporated herein by reference.

(g)(13) Redacted copy of Automatic and Facultative Reinsurance Agreement, Yearly Renewable Term, between IDS Life Insurance Company of New York and Reinsurer, dated November 15, 2000, filed electronically as Exhibit (g)(13) to Registrant's Post-Effective Amendment No. 22, File No. 333-44644 is incorporated herein by reference.

(g)(14) Redacted copy of Amendment to Automatic and Facultative Reinsurance Agreement dated November 15, 2000, and identified as Treaty Number 7865-00-00 between IDS Life Insurance Company of New York and Reinsurer filed electronically as Exhibit (g)(14) to Registrant's Post-Effective Amendment No. 22, File No. 333-44644 is incorporated herein by reference.

(g)(15) Redacted copy of Automatic and Facultative Reinsurance Agreement, Yearly Renewable Term, between IDS Life Insurance Company of New York and Reinsurer, dated November 15, 2000, filed electronically as Exhibit (g)(15) to Registrant's Post-Effective Amendment No. 22, File No. 333-44644 is incorporated herein by reference.

(g)(16) Redacted copy of Amendment to Automatic and Facultative Reinsurance Agreement dated November 15, 2000, between IDS Life Insurance Company of New York and Reinsurer filed electronically as Exhibit (g)(16) to Registrant's Post-Effective Amendment No. 22, File No. 333-44644 is incorporated herein by reference.

(g)(17) Redacted copy of Automatic YRT Reinsurance Agreement between IDS Life Insurance Company of New York and Reinsurer, dated August 18, 2003, and identified as Treaty Number 7782-1 filed electronically as Exhibit (g)(17) to Registrant's Post-Effective Amendment No. 22, File No. 333-44644 is incorporated herein by reference.

(g)(18) Redacted copy of Addendum Number 2 to the Reinsurance Agreement dated August 18, 2003, and identified as Treaty Number 7782-1 between IDS Life Insurance Company of New York and Reinsurer filed electronically as Exhibit
(g)(18) to Registrant's Post-Effective Amendment No. 22, File No. 333-44644 is incorporated herein by reference.

(g)(19) Redacted copy of Automatic and Facultative Reinsurance Agreement, Yearly Renewable Term, between IDS Life Insurance Company of New York and Reinsurer, dated November 15, 2000, and identified as Agreement Number 0322-2537 filed electronically as Exhibit (g)(19) to Registrant's Post-Effective Amendment No. 22, File No. 333-44644 is incorporated herein by reference.

(h)(1) Copy of Amended and Restated Participation Agreement dated August 1, 2006, among American Centurion Life Assurance Company, IDS Life Insurance Company of New York, Ameriprise Financial Services, Inc., AllianceBernstein L.P. and AllianceBernstein Investments, Inc. filed electronically as Exhibit 27(h)
(2) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.

(h)(2) Copy of Amended and Restated Fund Participation Agreement dated June 1, 2006, by and among American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, IDS Life Insurance Company of New York, Ameriprise Financial Services, Inc. and American Century Investment Services, Inc. filed electronically as Exhibit 27(h)(3) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.

(h)(3) Copy of Amended and Restated Fund Participation Agreement dated January 1, 2007, among Variable Insurance Products Funds, Fidelity Distributors Corporation and RiverSource Life Insurance Co. of new York filed electronically as Exhibit 8.16 to RiverSource of New York Variable Annuity Account 2's Post-Effective Amendment No. 3 to Registration Statement No. 333-139764 on or about April 28, 2008, is incorporated herein by reference.

(h)(4) Copy of Amended and Restated Participation Agreement dated August 1, 2005, by and between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., American Centurion Life Assurance Company, American Enterprise Life Insurance Company, IDS Life Insurance Company, IDS Life Insurance Company of New York and Ameriprise Financial Services Inc. (formerly American Express Financial Advisors Inc.) filed electronically as Exhibit (h)(8) to Post-Effective Amendment No. 21 to Registration Statement No. 333-44644 is incorporated herein by reference.

(h)(5) Copy of Janus Aspen Series Amended and Restated Fund Participation Agreement dated September 1, 2006, by and among American Centurion Life Assurance Company, IDS Life Insurance Company of New York and Janus Aspen Series filed electronically as Exhibit 27(h)(9) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.

(h)(6) Copy of Participation Agreement Among MFS Variable Insurance Trust, American Centurion Life Assurance Company, IDS Life Insurance Company of New York and Massachusetts Financial Services Company, dated June 15, 2006, filed electronically as Exhibit (h)(10) to Post-

Effective Amendment No. 23 to Registration Statement No. 333-44644 is incorporated herein by reference.

(h)(7) Copy of Fund Participation Agreement dated April 2, 2007, among RiverSource Life Insurance co. of New York, Wanger Advisors Trust, Columbia Wanger Asset Management, L.P. and Columbia Management Distributors, Inc. filed electronically as Exhibit 8.22 to RiverSource of New York Variable Annuity Account 2's Post-Effective Amendment No. 3 to Registration Statement No.333-139764 on or about April 28, 2008, is incorporated herein by reference.

(h)(8) Copy of Fund Participation Agreement dated May 1, 2006, among American Centurion Life Assurance Company, IDS Life Insurance Company of New York, Columbia Funds Variable Insurance Trust I, Columbia Management Advisors, LLC and Columbia Management Distributors, Inc. filed electronically as Exhibit 27(h)
(13) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.

(h)(9) Copy of Participation Agreement dated January 1, 2007, by and among, Wells Fargo Variable Trust, RiverSource Life Insurance Co. of New York, RiverSource Distributors, Inc. and Wells Fargo Funds Distributor, LLC filed electronically as Exhibit(h)(16) to Post-Effective Amendment No. 23 to Registration Statement No. 333-44644 is incorporated herein by reference.

(h)(10) Copy of Amended and Restated Fund Participation Agreement dated March 30, 2007, among Oppenheimer Variable Account funds, Oppenheimer Funds, Inc. and RiverSource Life Insurance Co. of New York filed electronically as Exhibit 8.4 to RiverSource of New York Variable Annuity Account 2's Post-Effective Amendment No. 3 to Registration Statement No. 333-139764 on or about April 28, 2008, is incorporated herein by reference.

(h)(11) Copy of Participation Agreement dated March 1, 2006, among IDS Life Insurance Company of New York, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC filed electronically as Exhibit 8.17 to Post-Effective Amendment No. 22 to Registration Statement No. 333-91691 is incorporated herein by reference.

(h)(12) Copy of Participation Agreement dated January 1, 2007, by and among RiverSource Life Insurance Company, RiverSource Life Insurance Co. of New York and RiverSource Distributors, Inc. filed electronically as Exhibit 8.8 to Post-Effective Amendment No. 1 to Registration Statement No. 333-139761 is incorporated herein by reference.

(h)(13) Copy of Fund Participation Agreement dated April 30, 2012 by and among RiverSource Life Insurance Co. of New York, BlackRock Variable Series Funds, Inc. and BlackRock Investments filed electronically as Exhibit 8.14 to RiverSource of New York Variable Annuity Account's Post Effective Amendment No. 1 to Registration Statement No. 333-179335 is incorporated herein by reference.

(h)(14) Copy of Participation Agreement dated April 30, 2012 by and among RiverSource Life Insurance Co. of New York, RiverSource Distributors, Inc., DWS Variable Series I, DWS Variable Series II, DWS Investments VIT Funds, DWS Investments Distributors, Inc. and Deutsche Investment Management Americas Inc. filed electronically as Exhibit 8.15 to RiverSource of New York Variable Annuity Account's Post-Effective Amendment No. 1 to Registration Statement No. 333-179335 is incorporated herein by reference.

(h)(15) Copy of Fund Participation Agreement dated March 2, 2006, by and between Neuberger Berman Advisers Management Trust, Neuberger Berman Management, Inc. and IDS Life Insurance Company filed electronically as Exhibit 8.17 to Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.

(i) Not applicable

(j) Not applicable

(k) Consent and Opinion of Counsel is filed electronically herewith.

(l) Actuarial Consent and Opinion of Mark Gorham, F.S.A., M.A.A.A., Vice President, Insurance Product Development will be filed by amendment.

(m) Calculations of Illustrations for VUL 5/VUL 5 - ES NY will be filed by amendment.

(n) Consent of Independent Registered Public Accounting Firms will be filed by amendment.

(o) Not applicable.

(p) Not applicable.

(q) RiverSource Life Insurance Co. of New York's Description of Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies filed electronically as Exhibit (q) to Post-Effective Amendment No. 25 to Registration Statement No. 333-42257 is incorporated herein by reference.

(r) Power of Attorney to sign amendments to this Registration Statement dated April 2, 2012 is filed electronically herewith.

Item 27. Directors and Officers of the Depositor

Directors and Officers of the Depositor RiverSource Life Insurance Co. of New York
------------------------------------------------------------------------------------------------------
Name                       Principal Business Address*        Positions and Offices with Depositor
-------------------  ----------------------------------  ---------------------------------------------
Maureen A. Buckley   20 Madison Ave. Extension           Chairman of the Board, President and Chief
                     Albany, NY 12203                    Executive Officer

Gumer C. Alvero      1765 Ameriprise Financial Center    Director and Executive Vice President -
                     Minneapolis, MN 55474               Annuities

Richard N. Bush                                          Senior Vice President - Corporate Tax

Douglas K. Dunning                                       Director

Steve M. Gathje                                          Senior Vice President and Chief Actuary

Mark Gorham                                              Director and Vice President - Insurance
                                                         Product Development

Robert R. Grew       Carter, Ledyard & Milburn           Director
                     2 Wall Street
                     New York, NY 10005-2072

Ronald L. Guzior     Bollam, Sheedy, Torani              Director
                     & Co. LLP CPA's
                     26 Computer Drive West
                     Albany, NY 12205

James L. Hamalainen                                      Senior Vice President and Treasurer

Jean B. Keffeler     1010 Swingley Rd.                   Director
                     Livingston, MT 59047

Jeryl A. Millner     138 Ameriprise Financial Center     Director
                     Minneapolis, MN 55474

Thomas R. Moore                                          Secretary

Thomas V. Nicolosi   Ameriprise Financial Services Inc.  Director
                     Suite 220
                     500 Mamaroneck Avenue
                     Harrison, NY 10528

* Unless otherwise noted, the business address is 70100 Ameriprise Financial Center, Minneapolis, MN 55474

Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant

SUBSIDIARIES AND AFFILIATES OF AMERIPRISE FINANCIAL, INC.             02/13/2012

Parent Company                                                      Incorp State
--------------                                                      ------------
Ameriprise Financial, Inc.                                          DE

Subsidiary Name                                                     Incorp State
---------------                                                     ------------
Ameriprise Advisor Capital, LLC                                     DE
Ameriprise Bank, FSB                                                NY
Ameriprise Capital Trust I                                          DE
Ameriprise Capital Trust II                                         DE
Ameriprise Capital Trust III                                        DE
Ameriprise Capital Trust IV                                         DE
Ameriprise Captive Insurance Company                                VT
Ameriprise Certificate Company                                      DE
      Investors Syndicate Development Corporation                   NV
Ameriprise Holdings, Inc.                                           DE
Ameriprise India Private Limited                                    India
      Ameriprise India Insurance Brokers Services Private Limited*  India
Ameriprise Trust Company                                            MN
AMPF Holding Corporation                                            MI
      American Enterprise Investment Services Inc.**                MN
      Ameriprise Financial Services, Inc.**                         DE
      AMPF Property Corporation                                     MI
      AMPF Realty Corporation                                       MI
Columbia Management Investment Advisers, LLC                        MN
      Advisory Capital Strategies Group Inc.                        MN
      Columbia Wanger Asset Management, LLC                         DE
      GA Legacy, LLC                                                DE
      J.& W. Seligman & Co. Incorporated                            DE
            Columbia Management Investment Distributors, Inc.**     NY
            Columbia Research Partners LLC                          DE
            Seligman Focus Partners LLC                             DE
            Seligman Global Technology Partners LLC                 DE
            Seligman Health Partners LLC                            DE
            Seligman Health Plus Partners LLC                       DE
            Seligman Partners LLC                                   DE
      RiverSource CDO Seed Investment, LLC                          MN
      WAM Acquisition GP, Inc.                                      DE
Columbia Management Investment Services Corp.                       MN
IDS Management Corporation                                          MN
      IDS Futures Corporation                                       MN
IDS Property Casualty Insurance Company                             WI
      Ameriprise Auto & Home Insurance Agency, Inc.                 WI
      Ameriprise Insurance Company                                  WI
RiverSource Distributors, Inc.**                                    DE
RiverSource Life Insurance Company                                  MN
      RiverSource Life Insurance Co. of New York                    NY
            RiverSource NY REO, LLC                                 NY
      RiverSource REO 1, LLC                                        MN
      RiverSource Tax Advantaged Investments, Inc.                  DE
            AEXP Affordable Housing Porfolio LLC                    DE
Threadneedle Asset Management Holdings Sarl                         Luxembourg
      (See separate Threadneedle subsidiary list.)

* This entity has three shareholders: Ameriprise Financial, Inc. (19%), Ameriprise India Private Limited (7%), and personally owned by T.D. Chadrasekhar (74%) as required by India law.

**    Registered Broker-Dealer

Item 29. Indemnification

The amended and restated By-Laws of the depositor provide that the depositor will indemnify, to the fullest extent now or hereafter provided for or permitted by law, each person involved in, or made or threatened to be made a party to, any action, suit, claim or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including any action by or in the right of the depositor or any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise (any such entity, other than the depositor, being hereinafter referred to as an "Enterprise"), and including appeals therein (any such action or process being hereinafter referred to as a "Proceeding"), by reason of the fact that such person, such person's testator or intestate (i) is or was a director or officer of the depositor, or (ii) is or was serving, at the request of the depositor, as a director, officer, or in any other capacity, or any other Enterprise, against any and all judgments, amounts paid in settlement, and expenses, including attorney's fees, actually and reasonably incurred as a result of or in connection with any Proceeding, except as provided below.

No indemnification will be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification will be made with respect to any Proceeding initiated by any such person against the depositor, or a director or officer of the depositor, other than to enforce the terms of this indemnification provision, unless such Proceeding was authorized by the Board of Directors of the depositor. Further, no indemnification will be made with respect to any settlement or compromise of any Proceeding unless and until the depositor has consented to such settlement or compromise.

The depositor may, from time to time, with the approval of the Board of Directors, and to the extent authorized, grant rights to indemnification, and to the advancement of expenses, to any employee or agent of the depositor or to any person serving at the request of the depositor as a director or officer, or in any other capacity, of any other Enterprise, to the fullest extent of the provisions with respect to the indemnification and advancement of expenses of directors and officers of the depositor.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the depositor or the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriters

PRINCIPAL UNDERWRITERS.

RiverSource Distributors Inc. acts as principal underwriter, depositor or sponsor for:

RiverSource Variable Annuity Account 1
RiverSource Variable Annuity Account
RiverSource Account F
RiverSource Variable Annuity Fund A
RiverSource Variable Annuity Fund B
RiverSource Variable Account 10
RiverSource Account SBS
RiverSource MVA Account
RiverSource Account MGA
RiverSource Account for Smith Barney
RiverSource Variable Life Separate Account
RiverSource Variable Life Account
RiverSource of New York Variable Annuity Account 1
RiverSource of New York Variable Annuity Account 2
RiverSource of New York Account 4
RiverSource of New York Account 7
RiverSource of New York Account 8

(b) As to each director, officer or partner of the principal underwriter:

Name and Principal    Positions and Offices
Business Address*     with Underwriter
-------------------   ----------------------------------
Lynn Abbott           President

Gumer C. Alvero       Director and Vice President

Thomas R. Moore       Secretary

Jon Stenberg          Director

David K. Stewart      Chief Financial Officer

William F. Truscott   Chairman of the Board and
                      Chief Executive officer

John R. Woerner       Vice President

*     Business address is: 50611 Ameriprise Financial Center, Minneapolis,
      MN 55474


(c)

RiverSource Distributors, Inc., the principal underwriter during Registrant's last fiscal year, was paid the following commissions:

                            NET
                        UNDERWRITING
NAME OF                  DISCOUNTS    COMPENSATION
PRINCIPAL                   AND            ON          BROKERAGE        OTHE
UNDERWRITER             COMMISSIONS    REDEMPTION     COMMISSIONS   COMPENSATION
----------------------  ------------  -------------  -------------  ------------
RiverSource             $ 26,901,811  None           None           None
Distributors, Inc.

Item 31. Location of Accounts and Records

The accounts and records of the Registrant are located at the offices of the Depositor RiverSource Life Insurance Co. of New York at 20 Madison Avenue Extension, Albany, NY 12203.

Item 32. Management Services

Not Applicable.

Item 33. Fee Representation

The Depositor represents that the fees and charges deducted under the policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, RiverSource Life Insurance Co. of New York, on behalf of the Registrant, has duly caused this Registration Statement to be signed on behalf of the Registrant by the undersigned, thereunto duly authorized, in this City of Minneapolis, and State of Minnesota on the 13th day of August, 2012.

                        RiverSource of New York Account 8
                    ----------------------------------------
                                  (Registrant)

                  By RiverSource Life Insurance Co. of New York
                    ----------------------------------------
                                    (Sponsor)

                           By /s/ Maureen A. Buckley*
                   ------------------------------------------
                               Maureen A. Buckley
          Chairman of the Board, President and Chief Executive Officer

As required by the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities indicated on the 13th day of August, 2012.

/s/ Gumer C. Alvero*                    Director and Executive Vice President -
--------------------------------------   Annuities
    Gumer C. Alvero

/s/ Maureen A. Buckley*                 Chairman of the Board,
--------------------------------------   President and Chief Executive Officer
    Maureen A. Buckley

/s/ Mark Gorham                         Director, Vice President - Insurance
--------------------------------------   Product Development
    Mark Gorham

/s/ Richard N. Bush*                    Senior Vice President - Corporate Tax
--------------------------------------
    Richard N. Bush

/s/ Douglas K. Dunning*                 Director
--------------------------------------
    Douglas K. Dunning

/s/ Steve M. Gathje*                    Senior Vice President and Chief Actuary
------------------------------------
    Steve M. Gathje

/s/ Robert R. Grew*                     Director
------------------------------------
    Robert R. Grew

/s/ Ronald L. Guzior*                   Director
------------------------------------
    Ronald L. Guzior

/s/ Jean B. Keffeler*                   Director
------------------------------------
    Jean B. Keffeler

/s/ Jeryl A. Millner*                   Director
------------------------------------
    Jeryl A. Millner

/s/ Thomas V. Nicolosi*                 Director
------------------------------------
    Thomas V. Nicolosi

/s/ James L. Hamalainen*                Senior Vice President and Treasurer
------------------------------------
    James L. Hamalainen

* Signed pursuant to Power of Attorney dated April 2, 2012, filed electronically herewith, by:

/s/ Dixie Carroll
------------------------------------
Dixie Carroll
Assistant General Counsel
and Assistant Secretary

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement is comprised of the following papers and documents:

The Cover Page.

Part A.

Prospectus for:

RiverSource Variable Universal Life 5/RiverSource Variable Universal Life 5 - Estate Series

Part B.

The Statement of Additional Information.

Part C.

Other information.

Signatures.

Exhibits.

                                 EXHIBIT INDEX

(d)(1) Copy of Flexible Premium Variable Life Insurance Policy

(d)(2) Copy of Waiver of Monthly Deduction Rider for Total Disability

(d)(3) Copy of Waiver of Specified Premium Rider for Total Disability

(d)(4) Copy of Children's Level Term Insurance Rider

(d)(5) Copy of Accidental Death Benefit Rider

(d)(8) Copy of Overloan Protection Benefit

(e)(1)Form of Application for Life and Disability Income Insurance

(k) Consent and Opinion of Counsel

(r) Power of Attorney